12025827

FOSTER WHEELER AG 2011 ANNUAL REPORT

Received SEC
APR 0 2 2012
Washington, DC 20549

FOSTER WHEELER AG

Foster Wheeler AG is a global engineering and construction company and power equipment supplier delivering technically advanced, reliable facilities and equipment. The company employs approximately 12,000 talented professionals in more than 25 countries with specialized expertise dedicated to serving our clients through one of its two primary business groups.

We differentiate ourselves with a world-class level of job-site safety, technical expertise, proven ability to execute world-scale projects and strong multi-decade client relationships.

OUR CORE VALUES ARE:

- **Integrity:** we will behave ethically, safely, honestly and lawfully.
- **Accountability:** we will work to clear and mutually accepted responsibilities, engage in hands-on management and decision-making, and accept appropriate rewards and consequences.
- **High Performance:** we will consistently meet or exceed expectations and focus on continuous improvement.
- **Valuing People:** we will treat individuals with respect and dignity – and we will communicate with clarity and honesty. We will also provide opportunities for employees to reach their full potential.
- **Teamwork:** we will work collaboratively toward common goals.

The company is based in Zug, Switzerland, and its operational headquarters office is in Geneva, Switzerland. For more information about Foster Wheeler, please visit our web site at www.fwc.com.

GLOBAL ENGINEERING AND CONSTRUCTION GROUP » THE COMPANY'S GLOBAL ENGINEERING AND CONSTRUCTION GROUP DESIGNS AND CONSTRUCTS LEADING-EDGE PROCESSING FACILITIES FOR THE UPSTREAM OIL AND GAS, LNG AND GAS-TO-LIQUIDS, REFINING, CHEMICALS AND PETROCHEMICALS, POWER, MINING AND METALS, ENVIRONMENTAL, PHARMACEUTICAL, BIOTECHNOLOGY AND HEALTHCARE INDUSTRIES.

GLOBAL POWER GROUP » THE COMPANY'S GLOBAL POWER GROUP IS A WORLD LEADER IN COMBUSTION AND STEAM GENERATION TECHNOLOGY THAT DESIGNS, MANUFACTURES AND ERECTS STEAM GENERATING AND AUXILIARY EQUIPMENT FOR POWER STATIONS AND INDUSTRIAL FACILITIES AND PROVIDES A WIDE RANGE OF AFTERMARKET SERVICES.

WE DIFFERENTIATE OURSELVES WITH A WORLD-CLASS LEVEL OF JOB-SITE SAFETY, TECHNICAL EXPERTISE, PROVEN ABILITY TO EXECUTE WORLD-SCALE PROJECTS AND STRONG MULTI-DECADE CLIENT RELATIONSHIPS.

SUMMARY FINANCIAL TABLE

*In thousands of dollars, except earnings per share**	2009	2010	2011
Operating revenues in scope	$ 2,915,120	$ 2,396,605	$ 2,623,168
Adjusted net income	376,521	220,817	172,284
Adjusted diluted earnings per share	2.96	1.74	1.43
Consolidated scope backlog	2,068,600	2,643,200	2,562,300
Global Engineering and Construction Group EBITDA	421,186	296,240	210,541
Global Power Group EBITDA	194,027	163,825	184,467

** See appendices for a description of adjustments, definition of EBITDA and scope backlog, and reconciliation to operating revenues, diluted earnings per share and net income attributable to Foster Wheeler AG.*

TO OUR SHAREHOLDERS:

FOR FOSTER WHEELER, 2011 WAS A YEAR OF CHALLENGE, CHANGE AND CONTINUITY. THE COMPANY SUCCESSFULLY COMPLETED A CEO TRANSITION WHILE MAINTAINING A CORE GROUP OF EXPERIENCED AND TALENTED EXECUTIVES, RESPONDED TO TOUGH MARKET CONDITIONS WITH A DISCIPLINED COMMERCIAL APPROACH AND EXCELLENCE IN CONTRACT EXECUTION, AND INVESTED $409 MILLION TO REPURCHASE A PORTION OF OUR OUTSTANDING REGISTERED SHARES.

THE RESULT WAS NET INCOME OF $162.4 MILLION, OR $1.35 PER FULLY DILUTED SHARE. THAT'S DOWN FROM THE COMPANY'S 2010 NET INCOME DUE LARGELY TO A DECLINE IN THE EBITDA GENERATED BY OUR GLOBAL ENGINEERING AND CONSTRUCTION GROUP. »

LEADERSHIP TRANSITION

I am pleased to tell you that when I joined Foster Wheeler as Chief Executive Officer on October 1 of 2011, I found a vibrant global organization, rich in history, tradition and engineering excellence. Further, I found a company with enormous potential to do more....and to be more. That's my goal: to ensure that the company reaches its full potential. Therefore, we plan to build a high-performing organization focused on winning business and executing projects. Many near-term actions are already being implemented. As an example, we are investing in our global sales and marketing capability to ensure we win our share of the markets we serve.

MARKET VIEW

Although the competitive dynamics and resulting financial performance for our two business groups were somewhat different during 2011, we did see a common thread in the markets we serve. In a continuation of what occurred in 2009 and 2010, global economic uncertainty, plus excess capacity in our served markets, combined to create an environment characterized by pricing pressure; the deferral, down-sizing or cancellation of certain key prospective projects; and, in some cases, client concerns about the financing of projects.

Nonetheless, as of late 2011/early 2012 in our Global Engineering and Construction Group, we saw a substantial increase in prospects within our served markets as compared to a year ago. The regions that provide the most attractive opportunities are South America, Asia and the Middle East.

In our Global Power Group, as of late 2011/early 2012, we saw signs of recovery in demand in parts of Asia, where we have a very successful track record, and in the Middle East, where we expect to expand our presence. We also continue to benefit from our widely recognized position as a global leader in the design and supply of circulating fluidized-bed (CFB) steam generators.

"That's my goal: to ensure that the company reaches its full potential. Therefore, we plan to build a high-performing organization focused on winning business and executing projects. Many near-term actions are already being implemented."

OPERATING AND COMMERCIAL HIGHLIGHTS

Even with the challenging market conditions of 2011, both of our business groups continued to perform well and make progress on a number of fronts. The highlights for each group are listed below.

- Our Global Engineering and Construction (E&C) Group:
  - Won major awards for the safety performance of its operating units in the United Kingdom and Singapore.
  - Won a major contract for the engineering, procurement and construction management (EPCm) of a propylene oxide (PO) unit at Jubail Industrial City in the Eastern Province of the Kingdom of Saudi Arabia, where a world-scale, fully integrated chemicals complex, one of the largest of its kind in the world, is being developed by Aramco Overseas Company B.V. (Saudi Aramco) and Dow Europe Holding B.V. (Dow).
  - Continued to enjoy success in the important South American market, where we were active in winning new awards in Argentina, Chile, Ecuador, Mexico and Venezuela – in addition to our continued presence on major projects in Brazil and Colombia.
  - Signed a Memorandum of Understanding to cooperate to form a jointly-owned company with The State Oil Company of Azerbaijan Republic (SOCAR) in the Republic of Azerbaijan. The new jointly-owned company will focus on providing process engineering, procurement, construction supervision and project management services associated with the development of a major investment planned by SOCAR in the country.

- Our Global Power Group (GPG):
  - Reported strong financial results for 2011 as compared to 2010, with increases of 45% in scope revenue, 13% in EBITDA, 16% in scope backlog and 5% in scope new orders.

“Foster Wheeler is a company that's well positioned for long-term success as we leverage our core strengths across a growth agenda focused on key end markets and geographies.”

- Booked its largest-ever order for CFB technology – specifically, four units of 550 megawatts each for a state-of-the-art utility project in South Korea. When delivered, these units collectively will be the largest supercritical CFB steam-generating facility in the world.
- Maintained its position as the market-leading provider of CFB technology with a series of strategic contract awards – especially in Asia, where we won the contract in Korea mentioned above, as well as significant contracts in India, China, Vietnam and elsewhere in Korea.
- Completed the acquisition of Graf-Wulff GmbH, a company that designs, manufactures and installs circulating dry ash flue gas scrubbers for boilers and steam generators in the power and industrial sectors. The acquisition establishes immediate and significant market presence for GPG in scrubbers, fabric filters and related equipment for both new and existing utility power plants and industrial steam plants.

CORPORATE

As demonstrated by our actions in 2011, we believe that a share repurchase program is an efficient and effective way to return excess capital to shareholders. As of early 2012, our board of directors had approved an increase in the buyback authorization that raised the availability under our program to $500 million. At the same time, we believe that investing in our business is also a top priority, and we will continue to balance our capital allocation process to reflect this view.

The composition of our board of directors continued to evolve over the course of 2011, with three departures and five additions. Long-tenured directors Gene Atkinson, Ray Milchovich and Jim Woods retired in 2011. On behalf of the full board and the management team, I thank them for their service to the company. Elected to the board in 2011 were Umberto della Sala, John Malcolm, Roberto Quarta, Henri Philippe Reichstul, and I. In addition, Steve Demetriou, who has been a member of the board since 2008, was elected as non-executive chairman. The new members have given a pronounced international perspective to the board, as befits a global company like Foster Wheeler.

LOOKING AHEAD

The markets are always difficult to predict; nevertheless, we expect to see a material increase in our earnings per share in 2012, driven by higher volumes in both business groups combined with the impact of a reduced share count.

Foster Wheeler is a company that's well positioned for long-term success as we leverage our core strengths across a growth agenda focused on key end markets and geographies. I look forward to a journey that will be rewarding for investors, employees and clients as the company continues to build on a very strong foundation.





J. KENT MASTERS

Chief Executive Officer

March 12, 2012

BUSINESS GROUP BACKLOG PROFILE

GLOBAL E&C GROUP: SCOPE BACKLOG*

Industry *(percent)*



7%
10%
13%
70%
Oil refining
Chemical / petrochemical
Oil and gas
Pharmaceutical and other

Project Location *(percent)*



7%
8%
25%
13%
23%
24%
Europe
South America
Asia
Middle East
Africa
North America

GLOBAL POWER GROUP: SCOPE BACKLOG*

Industry *(percent)*



9%
91%
Power generation
Power plant maintenance and operation

Project Location *(percent)*



4%
17%
59%
20%
Asia
Europe
North America
Other

**All figures shown are as of year-end 2011. Scope excludes flow-through costs.*



FOSTER WHEELER

FORM 10-K

THIS PAGE INTENTIONALLY LEFT BLANK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM .... TO ....

FOSTER FW WHEELER

SEC Mail Processing Section
APR - 2 2012
Washington, DC
123

Commission file number 001-31305

FOSTER WHEELER AG

(Exact name of registrant as specified in its charter)

SWITZERLAND	**98-0607469**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No).*
80 Rue de Lausanne, CH 1202 Geneva, Switzerland	**1202**
(Address of Principal Executive Offices)	*(Zip Code)*

41 22 741 80 00
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:	
(Title of Each Class)	(Name of each exchange on which registered)
Foster Wheeler AG, Registered Shares, CHF 3.00 par value	**The NASDAQ Stock Market LLC**

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:	
(Title of Each Class)	(Name of each exchange on which registered)
NONE	

Indicate by check mark	**YES**	**NO**
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)	☑	☐
• if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.	☑	☐

• whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one)

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☐

	YES	NO
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	☐	☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $2,922,000,000 as of the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price on the NASDAQ Global Select Market reported for such date. Registered shares held as of such date by each officer and director and by each person who owns 5% or more of the outstanding common shares have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 107,749,674 of the registrant's registered shares outstanding as of February 10, 2012.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III incorporates information by reference from the definitive proxy statement for the Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2011.

Index

This annual report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth in this annual report on Form 10-K. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Safe Harbor Statement" for further information.

PART I

ITEM 1 Business

General

Foster Wheeler AG was incorporated under the laws of Switzerland on November 18, 2008 and registered in the commercial register of the Canton of Zug, Switzerland on November 25, 2008 as a wholly-owned subsidiary of Foster Wheeler Ltd. Pursuant to a scheme of arrangement under Bermuda law, on February 9, 2009 all previously outstanding whole common shares of Foster Wheeler Ltd. were cancelled and Foster Wheeler AG issued registered shares to the holders of whole Foster Wheeler Ltd. common shares that were cancelled. As a result of the scheme of arrangement, the common shareholders of Foster Wheeler Ltd. became common shareholders of Foster Wheeler AG, and Foster Wheeler Ltd. became a wholly-owned subsidiary of Foster Wheeler AG, a holding company that owns the stock of its various subsidiary companies. See "— The Redomestication" for more information regarding the scheme of arrangement and certain related transactions. Except as the context otherwise requires, the terms "Foster Wheeler," "us" and "we," as used herein, refer to Foster Wheeler AG and its direct and indirect subsidiaries for the period after the consummation of the scheme of arrangement and Foster Wheeler Ltd. and its direct and indirect subsidiaries for the period before the consummation of the scheme of arrangement.

The redomestication was undertaken in order to establish a corporation more centrally located within Foster Wheeler's major markets, in a country with a stable and well-developed tax regime as well as a sophisticated financial and commercial infrastructure, and to improve our ability to maintain a competitive worldwide effective corporate tax rate. In January 2010, we relocated our principal executive offices to Geneva, Switzerland.

Amounts in Part I, Item 1 are presented in thousands, except for the number of employees.

Business

We operate through two business groups: our **Global Engineering and Construction Group,** which we refer to as our Global E&C Group, and our **Global Power Group.**

Our Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the metals and mining sector. Our Global E&C Group is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels. Additionally, our Global E&C Group is also involved in the development, engineering, construction, ownership and operation of power generation facilities, from conventional and renewable sources, and of waste-to-energy facilities.

Our Global E&C Group owns one of the leading technologies (SYDEC℠ delayed coking) used in refinery residue upgrading, in addition to other refinery residue upgrading technologies (solvent deasphalting and visbreaking), and a hydrogen production process used in oil refineries and petrochemical plants. We also own a proprietary sulfur recovery technology which is used to treat gas streams containing hydrogen sulfide for the purpose of reducing the sulfur content of fuel products and to recover a saleable sulfur by-product.

Our Global E&C Group also designs and supplies direct-fired furnaces, including fired heaters and waste heat recovery generators, used in a range of refinery, chemical, petrochemical, oil and gas processes, including furnaces used in its proprietary delayed coking and hydrogen production technologies. Additionally, our Global E&C Group has experience with, and is able to work with, a wide range of processes owned by others.

Our Global E&C Group generates revenues from design, engineering, procurement, construction and project management activities pursuant to contracts which generally span up to approximately four years in duration. Additionally, our Global E&C Group generates equity earnings from returns on its noncontrolling interest investments in various power production facilities.

Our Global Power Group designs, manufactures and erects steam generators and auxiliary equipment for electric power generating stations, district heating and power plants and industrial facilities worldwide. We believe that our competitive differentiation in serving these markets is the ability of our products to cleanly and efficiently burn a wide range of fuels, singularly or in combination. Our Global Power Group's steam generators utilize a broad range of technologies, offering independent power producers, utilities, municipalities and industrial clients high-value technology solutions for converting a wide range of fuels, such as coal, lignite, petroleum coke, oil, gas, solar, biomass, municipal solid waste and waste flue gases, into steam, which can be used for power generation, district heating or industrial processes. Among these fuel sources, coal is the most widely used, and thus the market drivers and constraints associated with coal strongly affect the steam generator market and our Global Power Group's business. Our Global Power Group also conducts research and development in the areas of combustion, solid, fluid and gas dynamics, heat transfer, materials and solid mechanics. Additionally, our Global Power Group owns a waste-to-energy facility and a controlling interest in a combined-cycle gas turbine facility and operates two cogeneration power facilities for steam/electric and refinery/electric power generation.

Our circulating fluidized-bed steam generator technology, which we refer to as CFB, is ideally suited to burn a very wide range of fuels, including low-quality and "waste-type" fuels, and we believe is generally recognized as one of the cleanest burning solid-fuel technologies available on a commercial basis in the world today.

For both our CFB and pulverized coal, which we refer to as PC, steam generators, we offer supercritical once-through-unit designs to further improve the energy efficiency and, therefore, the environmental performance of these units. Once-through supercritical steam generators operate at higher steam temperatures than traditional plants, which results in higher efficiencies and lower emissions, including emissions of carbon dioxide, or CO_2, which is considered a greenhouse gas.

Further, for the longer term, we are continuing our development of Flexi-Burn™ technology for our CFB steam generators at coal power plants. This technology will enable our CFB steam generators to capture and store CO_2 by operating in "oxygen-firing CO_2 capture" mode, commonly referred to as oxy-fuel combustion. In this mode, the CFB combustion process will produce a CO_2-rich flue gas which can then be delivered to a storage location while avoiding the need for large, expensive and energy intensive post-combustion CO_2 separation equipment.

We also design, manufacture and install auxiliary equipment, which includes steam generators for solar thermal power plants, feedwater heaters, steam condensers and heat-recovery equipment. Our Global Power Group also offers a full line of new and retrofit nitrogen-oxide, which we refer to as NO_x, reduction systems such as selective non-catalytic and catalytic NO_x reduction systems, as well as complete low-NO_x combustion systems. Our multi-pollutant flue gas desulfurization, which we refer to as FGD, equipment utilizes scrubbing technology to capture sulfur dioxide, or SO_2, and other harmful emissions and has the ability to meet all applicable emission regulations in the U.S. and Europe. During 2011, we acquired a company based in Germany that designs, manufactures and installs equipment which utilizes circulating dry ash flue gas scrubbing technology for all types of steam generators in the power and industrial sectors. This acquisition enhances our product portfolio. We provide a broad range of site services relating to these products, including construction and erection services, maintenance engineering, plant upgrading and life extensions.

Our Global Power Group generates revenues from engineering activities, equipment supply, construction contracts, operating and maintenance agreements, and royalties from licensing its technology. Additionally, our Global Power Group generates equity earnings from returns on its noncontrolling interest investments in various power production facilities.

In addition to these two business groups, which also represent two of our operating segments for financial reporting purposes, we report corporate center expenses, our captive insurance operation and expenses related to certain legacy liabilities, such as asbestos, in the Corporate and Finance Group, which also represents an operating segment for financial reporting purposes and which we refer to as the C&F Group.

Please refer to Note 14 to the consolidated financial statements in this annual report on Form 10-K for a discussion of our operating segments and geographic financial information relating to our operations.

Products and Services

Our Global E&C Group's products and services include:

Consulting

Our Global E&C Group provides technical and economic analyses and study reports to owners, investors, developers, operators and governments. These services include concept and feasibility studies, market studies, asset assessments, environmental assessments, energy and emissions management, product demand and supply modeling, and technology evaluations.

Design and Engineering

Our Global E&C Group provides a broad range of engineering and design-related services. Our design and engineering capabilities include process, civil, structural, architectural, mechanical, instrumentation, electrical, and health, safety and environmental management. For each project, we identify the project requirements and then integrate and coordinate the various design elements. Other critical tasks in the design process may include engineering to optimize costs, risk and hazard reviews, and the assessment of construction, maintenance and operational requirements.

Project Management and Project Control

Our Global E&C Group offers a wide range of project management and project control services for overseeing engineering, procurement and construction activities. These services include estimating costs, project planning and project cost control. The provision of these services is an integral part of the planning, design and construction phases of projects that we execute directly for clients. We also provide these services to our clients in the role of project management or program management consultant, where we oversee, on our client's behalf, the execution by other contractors of all or some of the planning, design and construction phases of a project.

Procurement

Our procurement activities focus on those projects where we also execute the design and engineering work. We manage the procurement of materials, subcontractors and craft labor. Often, we purchase materials, equipment and third-party services on behalf of our client, where the client will pay for the purchased items or services at cost and reimburse us the cost of the associated services plus a margin or fee.

Construction/Commissioning and Start-up

Our Global E&C Group provides construction and construction management services on a worldwide basis. Our construction, commissioning and start-up activities focus on those projects where we have performed most of the associated design and engineering work. Depending on the project, we may function as the primary contractor or as a subcontractor to another firm. On some projects, we function as the construction manager, engaged by the customer to oversee another contractor's compliance with design specifications and contracting terms. In some instances, we have responsibility for commissioning and plant start-up, or, where the client has responsibility for these activities, we provide experts to work as part of our client's team.

Operations and Maintenance

Our Global E&C Group provides plant operations and maintenance services, such as repair, renovation, predictive and preventative services and other aftermarket services. In some instances, our contracts may require us to operate a plant, which we have designed and built, for an initial period that may vary from a very short period to up to approximately two years.

Fired Heaters

Our Global E&C Group designs and supplies direct-fired furnaces used in a wide range of refining, petrochemical, chemical, oil and gas processes, including fired heaters and waste heat recovery units. In addition, our Global E&C Group also designs and supplies fired heaters which form an integral part of our proprietary delayed coking and hydrogen production technologies.

The principal products of our Global Power Group are steam generators, which are commonly referred to as boilers. Our steam generators produce steam in a range of conditions and qualities, from low-pressure saturated steam to high quality superheated steam at either sub-critical or supercritical conditions (steam pressures above approximately 3,200 pounds-force per square inch absolute). The steam produced by steam generators can be used to produce electricity in power plants, to heat buildings and in the production of many manufactured goods and products, such as paper, chemicals and food products. Our steam generators convert the energy of a wide range of solid and liquid fuels, as well as hot process gases, into steam and can be classified into several types: circulating fluidized-bed, pulverized coal, grate, fully assembled package, field erected oil and gas, waste heat, and heat recovery steam generators. The two most significant elements of our product portfolio are our CFB and PC steam generators.

Our Global Power Group's products and services include:

Circulating Fluidized-Bed Steam Generators

Our Global Power Group designs, manufactures and supplies steam generators that utilize our proprietary CFB technology to clients worldwide. We believe that CFB combustion is generally recognized as one of the most commercially viable, fuel-flexible and clean burning ways to generate steam on a commercial basis from coal and many other solid fuels and waste products. A CFB steam generator utilizes air nozzles on the floor and lower side walls of its furnace to mix and fluidize the fuel particles as they burn, resulting in a very efficient combustion and heat transfer process. The fuel and other added solid materials, such as limestone, are continuously recycled through the furnace to maximize combustion efficiency and the capture of pollutants, such as the oxides of sulfur, which we refer to as SO_x. Due to the efficient mixing of the fuel with the air and other solid materials and the long period of time the fuel remains in the combustion process, the temperature of the process can be greatly reduced below that of a conventional burning process. This has the added benefit of reducing the formation of NO_x, which is another pollutant formed during the combustion process. Due to these benefits, additional SO_x and NO_x control systems are frequently not needed. Supercritical CFB steam technology dramatically raises the pressure of water as it is converted to steam, allowing the steam to absorb more heat from the combustion process, which results in a substantial improvement of approximately 5-15% in the efficiency of an electric power plant. To meet the requirements of the utility power sector, our Global Power Group offers supercritical CFB steam generators that range from 400 megawatt electrical, or MWe, up to 800 MWe in single unit sizes, in addition to subcritical CFB steam generators which typically range between 30-400 MWe. As discussed above, we are continuing to develop Flexi-Burn™ technology for our CFB steam generators. We have received two projects which incorporate our carbon-capturing Flexi-Burn™ technology. These two projects include a contract award to carry out the detailed engineering and supply of a pilot-scale CFB steam generator and we have signed, together with other parties, a grant agreement with the European Commission to support the technology development of a commercial scale Carbon Capture and Storage demonstration plant. Please refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Business Segments," for further discussion of these projects.

Pulverized Coal Steam Generators

Our Global Power Group designs, manufactures and supplies PC steam generators to clients worldwide. PC steam generators are commonly used in large coal-fired power plant applications. The coal is pulverized into fine particles and injected into the steam generator through specially designed low NO_x burners. Our PC steam generators control NO_x by utilizing advanced low-NO_x combustion technology and selective catalytic reduction technology, which we refer to as SCR. PC technology requires FGD equipment to be installed to capture SO_x. We offer our PC steam generators with either conventional sub-critical steam technology or more efficient supercritical steam technology for electric power plant applications. PC steam generators typically range from 200-800 MWe.

Industrial Steam Generators

Our Global Power Group designs, manufactures and supplies industrial steam generators of various types including: CFB, as described above, grate, fully assembled package, field erected oil and gas, waste heat, and heat recovery steam generators. Depending on the steam generator type and application, our industrial boilers are designed to burn a wide spectrum of industrial fuels from high quality oil and natural gas to biomass and "waste type" fuels such as tires, municipal solid waste, waste wood and paper. Our industrial steam generators are designed for ruggedness and reliability.

Auxiliary Equipment and Aftermarket Services

Our Global Power Group also manufactures and installs auxiliary and replacement equipment for utility power and industrial facilities, including steam generators for solar thermal power plants, surface condensers, feed water heaters, coal pulverizers, steam generator coils and panels, biomass gasifiers, and replacement parts. Additionally, we install NO_x and SO_x reduction systems manufactured by third parties. The NO_x reduction systems include SCR equipment and low-NO_x combustion systems for PC steam generators, which significantly reduce NO_x emissions from PC steam generators. The SO_x reduction systems include FGD equipment which captures SO_2 and other harmful emissions. Our Global Power Group also performs steam generator modifications and provides engineered solutions for steam generators worldwide.

We provide a broad range of site services relating to these products, including construction and erection services, maintenance engineering, plant upgrading and life extension, and plant repowering. Our Global Power Group also conducts research and development in the areas of combustion, fluid and gas dynamics, heat transfer, materials and solid mechanics. In addition, our Global Power Group licenses its technology to a limited number of third parties in select countries or markets.

Industries We Serve

We serve the following industries:

- Oil and gas;
- Oil refining;
- Chemical/petrochemical;
- Pharmaceutical;
- Environmental;
- Metals and mining;
- Power generation; and
- Power plant operation and maintenance.

Customers and Marketing

We market our services and products through a worldwide staff of sales and marketing professionals, through a network of sales representatives and through partnership or joint venture arrangements with unrelated third-parties. Our businesses are not seasonal and are not dependent on a limited group of clients. One client accounted for approximately 26%, 25% and 24% of our consolidated operating revenues (inclusive of flow-through revenues) in 2011, 2010 and 2009, respectively; however, the associated flow-through revenues included in these percentages accounted for approximately 25%, 23% and 22% of our consolidated operating revenues in 2011, 2010 and 2009, respectively. No other single client accounted for ten percent or more of our consolidated revenues in 2011, 2010 or 2009. Representative clients include state-owned and multinational oil and gas companies; major petrochemical, chemical, metals and mining, and pharmaceutical companies; national, municipal and independent electric power generation companies; utilities; and government agencies throughout the world. The majority of our revenues and new business originates outside of the United States.

Licenses, Patents and Trademarks

We own and license patents, trademarks and know-how, which are used in each of our business groups. The life cycles of the patents and trademarks are of varying durations. We are not materially dependent on any particular patent or trademark, although we depend on our ability to protect our intellectual property rights to the technologies and know-how used in our proprietary products. As noted above, our Global Power Group has granted licenses to a limited number of companies in select countries to manufacture steam generators and related equipment and certain of our other products. During 2011, our principal licensees were located in India, Japan and South Korea. Recurring royalty revenues have historically ranged from approximately $5,000 to $10,000 per year.

Unfilled Orders

We execute our contracts on lump-sum turnkey, fixed-price, target-price with incentives and cost-reimbursable bases. Generally, we believe contracts are awarded on the basis of price, acceptance of certain project-related risks, technical capabilities and availability of qualified personnel, reputation for quality and ability to perform in a timely manner, ability to execute projects in line with client expectations, including the location of engineering activities and the ability to meet local content requirements, and safety record. On certain contracts our clients may make a down payment at the time a contract is executed and continue to make progress payments until the contract is completed and the work has been accepted as satisfying contract requirements. Our products are custom designed and manufactured, and are not produced for inventory. Our Global E&C Group frequently purchases materials, equipment, and third-party services at cost for clients on a cash neutral/reimbursable basis when providing engineering specification or procurement services, referred to as "flow-through" amounts. "Flow-through" amounts are recorded both as revenues, which we refer to as flow-through revenues, and cost of operating revenues with no profit recognized.

We measure our unfilled orders in terms of expected future revenues. Included in future revenues are flow-through revenues, as defined above. We also measure our unfilled orders in terms of Foster Wheeler scope, which excludes flow-through revenues. As such, Foster Wheeler scope measures the component of backlog of unfilled orders with profit potential and represents our services plus fees for reimbursable contracts and total selling price for lump-sum or fixed-price contracts.

Please refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for a discussion of the changes in unfilled orders, both in terms of expected future revenues and Foster Wheeler scope. See also Item 1A, "Risk Factors — Risks Related to Our Operations — Projects included in our backlog may be delayed or cancelled, which could materially adversely affect our business, financial condition, results of operations and cash flows."

Use of Raw Materials

We source the materials used in our manufacturing and construction operations from several countries. Our procurement of materials, consisting mainly of steel products and manufactured items, is heavily dependent on unrelated third-party sources. These materials are subject to timing of availability and price fluctuations, which we monitor on a regular basis. We have access to numerous global sources and are not dependent on any single source of supply.

Compliance with Government Regulations

We are subject to certain federal, state and local environmental, occupational health and product safety laws arising from the countries where we operate. We also purchase materials and equipment from third-parties, and engage subcontractors, who are also subject to these laws and regulations. We believe that all of our operations are in material compliance with those laws and we do not anticipate any material capital expenditures or material adverse effects on earnings or cash flows as a result of complying with those laws. Additionally, please refer to Note 16 to the consolidated financial statements in this annual report on Form 10-K for a discussion of our environmental matters.

Employees

The following table indicates the number of full-time, temporary and agency personnel in each of our business groups. We believe that our relationship with our employees is satisfactory.

	As of December 31,	
	2011	**2010**
Global E&C Group	8,602	9,037
Global Power Group	3,119	2,987
C&F Group	77	81
TOTAL	**11,798**	**12,105**

Competition

Many companies compete with us in the engineering and construction business. Neither we nor any other single company has a dominant market share of the total design, engineering and construction business servicing the global businesses previously described. Many companies also compete in the global power generating equipment business and neither we nor any other single competitor has an overall dominant market share over the entire steam generator product portfolio.

The vast majority of the market opportunities that we pursue are subject to a competitive tendering process, and we believe that our target customers consider the price, acceptance of certain project-related risks, technical capabilities and availability of qualified personnel, reputation for quality and ability to perform in a timely manner, ability to execute projects in line with client expectations, including the location of engineering activities and the ability to meet local content requirements, and safety record as the primary factors in determining which qualified contractor is awarded a contract. We believe that we derive our competitive strength from our reputation for quality of our services and products, technology, worldwide procurement capability, project management expertise, ability to execute complex projects, professionalism, strong safety record and lengthy experience with a wide range of services and technologies.

Companies that compete with our Global E&C Group include but are not limited to the following: Bechtel Corporation; Chicago Bridge & Iron Company N.V.; Chiyoda Corporation; Fluor Corporation; Jacobs Engineering Group Inc.; JGC Corporation; KBR, Inc.; Saipem S.p.A.; Shaw Group, Inc.; Technip; Técnicas Reunidas, SA; and Worley Parsons Ltd.

Companies that compete with our Global Power Group include but are not limited to the following: Alstom Power S.A.; Andritz Group AG; The Babcock & Wilcox Company; Babcock Power Inc.; Dongfang Boiler Works (a subsidiary of Dong Fang Electric Corporation); Doosan-Babcock; Harbin Boiler Co., Ltd.; Hitachi, Ltd.; Metso Corporation; Mitsubishi Heavy Industries Ltd.; and Shanghai Boiler Works Ltd.

Available Information

You may obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and all amendments to these documents at our website, *www.fwc.com,* under the heading "Investor Relations" by selecting the heading "SEC Filings." We make these documents available on our website as soon as reasonably practicable after we electronically file them with or furnish them to the U.S. Securities and Exchange Commission, which we refer to as SEC. The information disclosed on our website is not incorporated herein and does not form a part of this annual report on Form 10-K.

You may also read and copy any materials that we file with or furnish to the SEC at the SEC's Public Reference Room located at 100 F Street NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains electronic versions of our filings on its website at *www.sec.gov.*

The Redomestication

In 2009, we redomesticated our ultimate parent company from Bermuda to Switzerland. Through a scheme of arrangement, we effectively changed our place of incorporation from Bermuda to the Canton of Zug, Switzerland. The scheme of arrangement was approved by the common shareholders of Foster Wheeler Ltd. on January 27, 2009 and was sanctioned by the Supreme Court of Bermuda on January 30, 2009. On February 9, 2009, the following steps occurred pursuant to the scheme of arrangement:

1. all fractional common shares of Foster Wheeler Ltd. were cancelled and Foster Wheeler Ltd. paid to each holder of fractional shares that were cancelled an amount based on the average of the high and low trading prices of Foster Wheeler Ltd. common shares on the NASDAQ Global Select Market on February 5, 2009, the business day immediately preceding the effectiveness of the scheme of arrangement;
2. all previously outstanding whole common shares of Foster Wheeler Ltd. were cancelled;
3. Foster Wheeler Ltd., acting on behalf of its shareholders, issued 1,000 common shares (which constituted all of Foster Wheeler Ltd.'s common shares at such time) to Foster Wheeler AG;
4. Foster Wheeler AG increased its share capital and filed amended articles of association reflecting the share capital increase with the Swiss Commercial Register; and
5. Foster Wheeler AG issued registered shares to the holders of whole Foster Wheeler Ltd. common shares that were cancelled.

As a result of the scheme of arrangement, the common shareholders of Foster Wheeler Ltd. became common shareholders of Foster Wheeler AG and Foster Wheeler Ltd. became a wholly-owned subsidiary of Foster Wheeler AG. In connection with consummation of the scheme of arrangement:

- pursuant to the terms of the Certificate of Designation governing Foster Wheeler Ltd.'s Series B Convertible Preferred Shares, concurrently with the issuance of registered shares to the holders of whole Foster Wheeler Ltd. common shares, Foster Wheeler AG issued to the holders of the preferred shares the number of registered shares of Foster Wheeler AG that such holders would have been entitled to receive had they converted their preferred shares into common shares of Foster Wheeler Ltd. immediately prior to the effectiveness of the scheme of arrangement (with Foster Wheeler Ltd. paying cash in lieu of any fractional common shares otherwise issuable);
- pursuant to the terms of the Warrant Agreement governing Foster Wheeler Ltd.'s Class A Warrants outstanding on the date of the consummation of the scheme of arrangement, Foster Wheeler AG executed a supplemental warrant agreement pursuant to which it assumed Foster Wheeler Ltd.'s obligations under the Warrant Agreement and agreed to issue registered shares of Foster Wheeler AG upon exercise of such warrants in accordance with their terms; and
- Foster Wheeler AG assumed Foster Wheeler Ltd.'s existing obligations in connection with awards granted under Foster Wheeler Ltd.'s incentive plans and other similar employee awards.

We refer to the foregoing transactions together with the steps of the scheme of arrangement as the "Redomestication."

In January 2010, we relocated our principal executive offices to Geneva, Switzerland.

ITEM 1A Risk Factors

(amounts in thousands of dollars)

Our business is subject to a number of risks and uncertainties, including those described below. If any of these events occur, our business could be harmed and the trading price of our securities could decline. The following discussion of risks relating to our business should be read carefully in connection with evaluating our business and the forward-looking statements contained in this annual report on Form 10-K. For additional information regarding forward-looking statements, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Safe Harbor Statement."

The categorization of risks set forth below is meant to help you better understand the risks facing our business and is not intended to limit consideration of the possible effects of these risks to the listed categories. Any adverse effects related to the risks discussed below may, and likely will, adversely affect many aspects of our business.

Risks Related to Our Operations

The nature of our contracts subjects us to risks related to each project's technical design and associated warranty obligations, changes from original projections for costs and schedules which, particularly with our current and future lump-sum or fixed-price contracts and other shared risk contracts, may result in significant losses if costs are greater than anticipated and/or contractual schedules are not met.

We assume each project's technical risk and associated warranty obligations on all of our contracts and projects, meaning that we must tailor products and systems to satisfy the technical requirements of a project even though, at the time the project is awarded, we may not have previously produced such a product or system. Warranty obligations can range from re-performance of engineering services to modification or replacement of equipment. We also assume the risks related to revenue, cost and gross profit realized on such contracts that can vary, sometimes substantially, from the original projections due to changes in a variety of other factors, including but not limited to:

- engineering design changes;
- unanticipated technical problems with the equipment being supplied or developed by us, which may require that we spend our own money to remedy the problem;
- changes in the costs of components, materials or labor;
- difficulties in obtaining required governmental permits or approvals;
- changes in local laws and regulations;
- changes in local labor conditions;
- project modifications creating unanticipated costs and/or delays related to contractual schedules;
- delays caused by local weather conditions; and
- our project owners', suppliers' or subcontractors' failure to perform.

These risks may be exacerbated by the length of time between signing a contract and completing the project because most of the projects that we execute are long-term. The term of our contracts can be as long as approximately four years. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events.

Some of our contracts are fixed-price contracts and other shared-risk contracts, which are inherently risky because we agree to the selling price of the project, based on estimates, at the time we enter into the contract. The selling price is based on estimates of the ultimate cost of the contract and we assume substantially all of the risks associated with completing the project, as well as the post-completion warranty obligations. Certain of these contracts are lump-sum turnkey projects where we are responsible for all aspects of the work from engineering through construction, as well as commissioning, all for a fixed selling price. We may be subject to penalties if portions of the long-term fixed priced projects are not completed in accordance with agreed-upon time limits.

Therefore, significant losses can result from performing large, long-term projects on a fixed-price or lump-sum basis. These losses may be material, including in some cases up to or exceeding the full contract value in certain events of non-performance and/or delay, and could negatively impact our business, financial condition, results of operations and cash flows. As of December 31, 2011, our backlog included $164,300 attributable to lump-sum turnkey contracts and $1,512,600 attributable to other fixed-price contracts, which represented 5% and 42%, respectively, of our total backlog. We may increase the size and number of fixed-price or lump-sum turnkey contracts, sometimes in countries where or with clients with whom we have limited previous experience.

We have and may continue to bid for and enter into such contracts through partnerships or joint ventures with third-parties. These arrangements increase our ability and willingness to bid for increased numbers of contracts and/or contracts of increased size. In some cases, applicable law and joint venture or other agreements may provide that each joint venture partner is jointly and severally liable for all liabilities of the venture. Entering into these partnerships or joint ventures exposes us to credit and performance risks of those third-party partners, which could have a negative impact on our business and our results of operations if these parties fail to perform under the arrangements.

Failure by us to successfully defend against claims made against us by project owners, suppliers or project subcontractors, or failure by us to recover adequately on our claims made against project owners, suppliers or subcontractors, could materially adversely affect our business, financial condition, results of operations and cash flows.

Our projects generally involve complex design and engineering, significant procurement of equipment and supplies and construction management. We may encounter difficulties in the design or engineering, equipment and supply delivery, schedule changes and other factors, some of which are beyond our control, that affect our ability to complete the project in accordance with the original delivery schedule or to meet the contractual performance obligations. In addition, we generally rely on third-party partners, equipment manufacturers and subcontractors to assist us with the completion of our contracts. As such, claims involving project owners, suppliers and subcontractors may be brought against us and by us in connection with our project contracts. Claims brought against us include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project work and claims for cancelled projects. The claims and back charges can involve actual damages, as well as contractually agreed upon liquidated sums. Claims brought by us against project owners include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the previously agreed scope of work. Claims between us and our suppliers, subcontractors and vendors include claims like any of those described above. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings. Charges associated with claims could materially adversely affect our business, financial condition, results of operations and cash flows. For further information on project claims, please refer to Note 16, "Litigation and Uncertainties," to the consolidated financial statements in this annual report on Form 10-K.

Projects included in our backlog may be delayed or cancelled, which could materially adversely affect our business, financial condition, results of operations and cash flows.

The dollar amount of backlog does not necessarily indicate future earnings related to the performance of that work. Backlog refers to expected future revenues under signed contracts and legally binding letters of intent that we have determined are likely to be performed. Backlog represents only business that is considered firm, although cancellations or scope adjustments may and do occur. Because of changes in project scope and schedule, we cannot predict with certainty when or if backlog will be performed or the associated revenue will be recognized. In addition, even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed to us. Material delays, cancellations or payment defaults could materially adversely affect our business, financial condition, results of operations and cash flows.

Because our operations are concentrated in four particular industries, we may be adversely impacted by economic or other developments in these industries.

We derive a significant amount of revenues from services provided to clients that are concentrated in four industries: oil and gas, oil refining, chemical/petrochemical and power generation. These industries historically have been, and will likely continue to be, cyclical in nature. Consequently, our results of operations have fluctuated, and may continue to fluctuate, depending on the demand for our products and services from clients in these industries.

Unfavorable developments in global or regional economic growth rates or other unfavorable developments in one or more of these industries could adversely affect our clients' investment plans and could materially adversely affect our business, financial condition, results of operations and cash flows.

The weakness in the global economy has impacted the demand for the products that our Global E&C Group's clients produce. We have seen instances of postponement or cancellation of prospects; clients electing to proceed with their investments in tranches on a piecemeal basis; clients releasing us to proceed on projects in phases; clients conducting further analysis before deciding to proceed with their investments or re-evaluating the size, timing, location or configuration of specific planned projects to make them more economically viable; and intensified competition among engineering and construction contractors, which has resulted in pricing pressure. These factors may continue in the future.

A number of constraining factors continue to impact the markets that our Global Power Group serves. The markets that we serve have been unfavorably affected by the weakness in the global economy and its impact on the near-term growth in demand for electricity and steam for industrial production and processes. Additionally, our industry has been impacted by political and environmental sensitivity regarding coal-fired steam generators, particularly in the U.S. and Western Europe, as well as the outlook for continued lower natural gas pricing over the next three-to-five years, driven by increasing supply and new liquefied natural gas capacity, which has increased the attractiveness of natural gas, in relation to coal, for the generation of electricity. These factors may continue in the future.

There is also potential downside risk to global economic growth driven primarily by sovereign debt and bank funding pressures in the Eurozone and the speed at which governmental efforts directed at spending and debt reduction are being implemented in the U.S. and Japan. If these risks materialize, both of our business groups could be impacted.

In addition, the constraints on the global credit market have impacted, and may continue to impact, some of our Global E&C Group's and Global Power Group's clients' investment plans as these clients are affected by the availability and cost of financing, as well as their own financial strategies, which could include cash conservation.

Our results of operations and cash flows depend on new contract awards, and the selection process and timing for performing these contracts are not entirely within our control.

A substantial portion of our revenues is derived from new contract awards of projects. It is difficult to predict whether and when we will receive such awards due to the lengthy and complex bidding and selection process, which is affected by a number of factors, such as market conditions, financing arrangements, governmental approvals and environmental matters. We often compete with other general and specialty contractors, including large multinational contractors and small local contractors in the global markets in which we operate. The strong competition in our markets requires us to maintain skilled personnel and invest in technology, and also puts pressure on our profit margins. Because of this, we could be prevented from obtaining contracts for which we have bid due to price, greater perceived financial strength and resources of our competitors and/or perceived technology advantages. Alternatively, we may have to agree to lower prices and margins for contracts that we win or we may lose a bid or decide not to pursue a contract if the profit margins are below our minimum acceptable margins based on our risk assessment of the project conditions.

Our results of operations and cash flows can fluctuate from quarter to quarter depending on the timing of our contract awards. In addition, certain of these contracts are subject to client financing contingencies and environmental permits, and, as a result, we are subject to the risk that the customer will not be able to secure the necessary financing and approvals for the project, which could result in a delay or cancellation of the proposed project and thereby reduce our revenues and profits.

In addition, our performance is greatly impacted by our ability to utilize our workforce. We maintain our workforce based on our current and anticipated projects, including expected new contract awards. If we do not receive new contract awards or if awards are delayed, or if our projects experience changes from estimates related to unanticipated scheduling delays or experience modifications regarding the scope of work to be performed, we may incur significant costs if we cannot reallocate staffing in a timely manner or terminate the employment of excess staffing.

A failure by us to attract and retain key officers, qualified personnel, joint venture partners, advisors and subcontractors could materially adversely affect our business, financial condition, results of operations and cash flows.

Our ability to attract and retain key officers, qualified engineers and other professional personnel, as well as joint venture partners, advisors and subcontractors, will be an important factor in determining our future success. The market for these professionals is competitive and we may not be successful in efforts to attract and retain these individuals. Failure to attract or retain these key officers, professionals, joint venture partners, advisors and subcontractors could materially adversely affect our business, financial condition, results of operations and cash flows.

Our worldwide operations involve risks that may limit or disrupt operations, limit repatriation of cash, increase taxation or otherwise materially adversely affect our business, financial condition, results of operations and cash flows.

We have worldwide operations that are conducted through our subsidiaries, as well as through agreements with joint venture partners. Our subsidiaries have operations located in Asia, Australia, Europe, the Middle East, North America, South Africa and South America. Additionally, we purchase materials and equipment on a worldwide basis and are heavily dependent on unrelated third-party sources for these materials and equipment. Our worldwide operations are subject to risks that could materially adversely affect our business, financial condition, results of operations and cash flows, including:

- uncertain political, legal and economic environments;
- potential incompatibility with joint venture partners;
- foreign currency controls and fluctuations;
- energy prices and availability;
- war and civil disturbances;
- terrorist attacks;
- natural disasters;
- the imposition of additional governmental controls and regulations;
- labor problems and safety practices; and
- interruptions to shipping lanes or other methods of transit.

Because of these risks, our worldwide operations and our execution of projects may be limited, or disrupted; our contractual rights may not be enforced fully or at all; our taxation may be increased; or we may be limited in repatriating earnings. These potential events and liabilities could materially adversely affect our business, financial condition, results of operations and cash flows.

It can be very difficult or expensive to obtain insurance coverage for our business operations, and we may not be able to secure or maintain sufficient coverage to satisfy our needs.

As part of our business operations, we maintain insurance coverage both as a corporate risk management strategy and in order to satisfy the requirements of many of our contracts. Although we have in the past been able to satisfy our insurance needs, there can be no assurance that we will be able to secure all necessary or appropriate insurance coverage in the future. Our insurance is purchased from a number of the world's leading providers, often in layered insurance arrangements. We monitor the financial health of the insurance companies from which we hold policies, and review the financial health of an insurer prior to purchasing a policy. If any of our third party insurers fail, refuse to renew or revoke coverage or otherwise cannot satisfy their insurance requirements to us, then our overall risk exposure and operational expenses could be increased and our business operations could be interrupted.

We are subject to anti-bribery laws in the countries in which we operate. Failure to comply with these laws could result in our becoming subject to penalties and the disruption of our business activities.

Many of the countries in which we transact business have laws that restrict the offer or payment of anything of value to government officials or other persons with the intent of gaining business or favorable government action. We are subject to these laws in addition to being governed by the U.S. Foreign Corrupt Practices Act restricting these types of activities. In addition to prohibiting certain bribery-related activity with foreign officials and other persons, these laws provide for recordkeeping and reporting obligations. Our policies mandate compliance with these anti-bribery laws and we have procedures and controls in place to monitor internal and external compliance. However, any failure by us, our subcontractors, agents or others who work for us on our behalf to comply with these legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties. The failure to comply with these legal and regulatory obligations could also disrupt our business activities.

We may be negatively impacted by an increase in our effective tax rate.

Our effective tax rate can fluctuate significantly from period to period as a result of changes in tax laws, treaties or regulations, or their interpretation, of any country in which we operate, the varying mix of income earned in the jurisdictions in which we operate, the realizability of deferred tax assets, including our inability to recognize a tax benefit for losses generated by certain unprofitable operations, cash repatriations decisions, changes in uncertain tax positions and the final outcome of tax audits and related litigation. An increase in our effective tax rate could have a material adverse effect on our financial condition, results of operations and cash flows.

We continue to assess the impact of various legislative proposals, including U.S. federal and state proposals, and modifications to existing tax treaties, that could result in a material increase in our taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were to be enacted, or if modifications were to be made to certain existing treaties, the consequences could have a materially adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows.

Our business may be materially adversely impacted by regional, national and/or global requirements to significantly limit or reduce greenhouse gas emissions in the future.

Greenhouse gases that result from human activities, including burning of fossil fuels, have been the focus of increased scientific and political scrutiny and are being subjected to various legal requirements. International agreements, national laws, state laws and various regulatory schemes that limit or otherwise regulate emissions measuring and control of greenhouse gases are under consideration by different governmental entities. We derive a significant amount of revenues and contract profits from engineering and construction services provided to clients that own and/or operate a wide range of process plants and from the supply of our manufactured equipment to clients that own and/or operate electric power generating plants. Additionally, we own or partially own plants that generate electricity from burning natural gas or various types of solid fuels. These plants emit greenhouse gases as part of the process to generate electricity or other products. Compliance with the future greenhouse gas regulations may prove costly or difficult. It is possible that owners and operators of existing or future process plants and electric generating plants could be subject to new or changed environmental regulations that result in increasing the cost of emitting such gases or requiring emissions allowances. The costs of controlling such emissions or obtaining required emissions allowances could be significant. It also is possible that necessary controls or allowances may not be available. Such regulations could negatively impact client investments in capital projects in our markets, which could negatively impact the market for our manufactured products and certain of our services, and also could negatively affect the operations and profitability of our own electric power plants. This could materially adversely affect our business, financial condition, results of operations and cash flows.

We are subject to various environmental laws and regulations in the countries in which we operate. If we fail to comply with these laws and regulations, we may incur significant costs and penalties that could materially adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to laws and regulations governing the generation, management and use of regulated materials, the discharge of materials into the environment, the remediation of environmental contamination, or otherwise relating to environmental protection. Both our Global E&C Group and our Global Power Group make use of and produce as wastes or byproducts substances that are considered to be hazardous under these environmental laws and regulations. We may be subject to liabilities for environmental contamination as an owner or operator (or former owner or operator) of a facility or as a generator of hazardous substances without regard to negligence or fault, and we are subject to additional liabilities if we do not comply with applicable laws regulating such hazardous substances, and, in either case, such liabilities can be substantial. These laws and regulations could expose us to liability arising out of the conduct of current and past operations or conditions, including those associated with formerly owned or operated properties caused by us or others, or for acts by us or others which were in compliance with all applicable laws at the time the acts were performed. In some cases, we have assumed contractual indemnification obligations for environmental liabilities associated with some formerly owned properties. The ongoing costs of complying with existing environmental laws and regulations could be substantial. Additionally, we may be subject to claims alleging personal injury, property damage or natural resource damages as a result of alleged exposure to or contamination by hazardous substances. Changes in the environmental laws and regulations, remediation obligations, enforcement actions, stricter interpretations of existing requirements, future discovery of contamination or claims for damages to persons, property, natural resources or the environment could result in material costs and liabilities that we currently do not anticipate.

We may lose future business to our competitors and be unable to operate our business profitably if our patents and other intellectual property rights do not adequately protect our proprietary products.

Our success depends significantly on our ability to protect our intellectual property rights to the technologies and know-how used in our proprietary products, including rights which we license to third parties. We rely on patent protection, as well as a combination of trade secret, unfair competition and similar laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage.

We also rely on unpatented proprietary technology. We cannot provide assurance that we can meaningfully protect all of our rights in our unpatented proprietary technology, or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology.

Additionally, we also hold licenses from third parties that are necessary to utilize certain technologies used in the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing and selling these products, which could harm our business.

We rely on our information and communication systems and data in our operations. Failure in the availability or security of our information and communication systems or in data security could adversely affect our business and results of operations.

The efficient operation of our business is dependent on our information and communication systems and our use of our internal data and our clients' data, including electronic and hardcopy data formats. Information and communication systems by their nature are susceptible to internal and external security breaches, including computer hacker and cyber terrorist breaches, and can fail or become unavailable for a significant period of time. Additionally, if our data security controls fail, we are at risk of intentionally or unintentionally disclosing our or our clients' data, including trade secrets and blueprints. This could lead to the violation of client confidentiality agreements and loss of critical data. While we have implemented internal controls for information and communication systems and data security, there can be no assurance that the unavailability of the information and communication systems, the failure of these systems to perform as anticipated for any reason or any significant breach of system or data security may not occur which could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer.

Risks Related to Our Liquidity and Capital Resources

We require cash repatriations from our subsidiaries to meet our cash needs related to our asbestos-related and other liabilities, corporate overhead expenses and share repurchases. Our ability to repatriate funds from our subsidiaries is limited by a number of factors.

We are dependent on cash repatriations to cover essentially all payments and expenses of our holding company and principal executive offices in Switzerland, to cover cash needs related to our asbestos-related liability and other overhead expenses in the U.S. and, at our discretion, to pay for the acquisition of our shares under our share repurchase program. There can be no assurance that our forecasted cash repatriations will occur as our subsidiaries need to keep certain amounts available for working capital purposes, to pay known liabilities, to comply with covenants and for other general corporate purposes. The repatriation of funds may also subject those funds to taxation in some jurisdictions. The inability to repatriate cash could negatively impact our business, financial condition, results of operations and cash flows.

Certain of our various debt agreements impose financial covenants, which may prevent us from capitalizing on business opportunities, which could negatively impact our business.

Certain of our debt agreements, including our U.S. senior secured credit agreement, impose financial covenants on us. These covenants limit our ability to incur indebtedness, pay dividends or make other distributions, make investments and acquisitions, and sell assets. These limitations may restrict our ability to pursue business opportunities, which could negatively impact our business.

We may have significant working capital requirements, which if unfunded could negatively impact our business, financial condition and cash flows.

In some cases, we may require significant amounts of working capital to finance the purchase of materials and/or the performance of engineering, construction and other work on certain of our projects before we receive payment from our customers. In some cases, we are contractually obligated to our customers to fund working capital on our projects. Increases in working capital requirements could negatively impact our business, financial condition and cash flows.

Additionally, we could temporarily experience a liquidity shortfall if we are unable to access our cash balances and short-term investments to meet our working capital requirements. Our cash balances and short-term investments are in accounts held by major banks and financial institutions, and some of our deposits exceed available insurance. The banks or financial institutions in which we hold our cash and short-term investments have not gone into bankruptcy or forced receivership, or been seized by their governments. However, there is a risk that this could occur in the future and that we could temporarily experience a liquidity shortfall or fail to recover our deposits in excess of available insurance.

Further significant deterioration of the current global economic and credit market environment, particularly in the Eurozone countries, could challenge our efforts to maintain our well-diversified asset allocation with creditworthy financial institutions.

In addition, we may invest some of our cash in longer-term investment opportunities, including the acquisition of other entities or operations, the reduction of certain liabilities such as unfunded pension liabilities and/or repurchases of our outstanding registered shares. To the extent we use cash for such other purposes, the amount of cash available for the working capital needs described above would be reduced.

Our new contract awards, current projects and liquidity may be adversely affected by the availability and/or cost of our performance-related standby letters of credit, bank guarantees, surety bonds and other guarantee facilities.

Consistent with industry practice, we are often required to provide performance-related standby letters of credit, bank guarantees, surety bonds or other forms of performance-related guarantees to clients, which we refer to as bonds or bonding. These bonds provide credit support for the client if we fail to perform our obligations under our contract. A restriction, reduction, termination and/or increase in the cost of our bonding facilities may limit our ability to bid on new project awards, delay work on current projects or significantly change the timing of cash flows for current projects, adversely affecting our liquidity.

Additionally, in the event our credit ratings are lowered by independent rating agencies, such as Standard & Poor's or Moody's Investors Service, it may be more difficult or costly for us to obtain bonding for new awards or maintain such bonding on current projects. We may also be required to provide or increase cash collateral to obtain these bonds, which would reduce our available cash and could impact our ability to increase availability under our U.S. senior secured credit agreement or other bonding facilities. We are also subject to the risk that any new or amended bonding facilities might not be on terms as favorable as those we have currently, which could adversely affect our liquidity.

We may invest in longer-term investment opportunities, such as the acquisition of other entities or operations in the engineering and construction industry or power industry. Acquisitions of other entities or operations have risks that could materially adversely affect our business, financial condition, results of operations and cash flows.

We are exploring possible acquisitions within the engineering and construction industry to strategically complement or expand on our technical capabilities or access to new market segments. We are also exploring possible acquisitions within the power industry to complement our product offerings. The acquisition of companies and assets in the engineering and construction and power industries is subject to substantial risks, including the failure to identify material problems during due diligence, the risk of over-paying for assets and the inability to arrange financing for an acquisition as may be required or desired. Further, the identification, negotiation, integration and consolidation of acquisitions require substantial human, financial and other resources including management time and attention, and ultimately, our acquisitions may not be successfully completed or integrated and/or our resources may be diverted. There can be no assurances that we will consummate any such future acquisitions, that any acquisitions we make will perform as expected or that the returns from such acquisitions will support the investment paid to acquire them or the capital expenditures needed to develop them.

Risks Related to Asbestos Claims

The number and cost of our current and future asbestos claims in the United States could be substantially higher than we have estimated and the timing of payment of claims could be sooner than we have estimated, which could materially adversely affect our business, financial condition, results of operations and cash flows.

Some of our subsidiaries are named as defendants in numerous lawsuits and out-of-court administrative claims pending in the United States in which the plaintiffs claim damages for alleged bodily injury or death arising from exposure to asbestos in connection with work performed, or heat exchange devices assembled, installed and/or sold, by our subsidiaries. We expect these subsidiaries to be named as defendants in similar suits and that new claims will be filed in the future. For purposes of our financial statements, we have estimated the indemnity and defense costs to be incurred in resolving pending and forecasted U.S. claims through 2026. Although we believe our estimates are reasonable, the actual number of future claims brought against us and the cost of resolving these claims could be substantially higher than our estimates. Some of the factors that may result in the costs of asbestos claims being higher than our current estimates include:

- the rate at which new claims are filed;
- the number of new claimants;
- changes in the mix of diseases alleged to be suffered by the claimants, such as type of cancer, asbestosis or other illness;
- increases in legal fees or other defense costs associated with asbestos claims;
- increases in indemnity payments;
- decreases in the proportion of claims dismissed with zero indemnity payments;
- indemnity payments being required to be made sooner than expected;
- bankruptcies of other asbestos defendants, causing a reduction in the number of available solvent defendants and thereby increasing the number of claims and the size of demands against our subsidiaries;
- adverse jury verdicts requiring us to pay damages in amounts greater than we expect to pay in settlements;
- changes in legislative or judicial standards that make successful defense of claims against our subsidiaries more difficult; or
- enactment of federal legislation requiring us to contribute amounts to a national settlement trust in excess of our expected net liability, after insurance, in the tort system.

The total liability recorded on our consolidated balance sheet as of December 31, 2011 is based on estimated indemnity and defense costs expected to be incurred through 2026. We believe that it is likely that there will be new claims filed after 2026, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after 2026. Our forecast contemplates that the number of new claims requiring indemnity will decline from year to year. If future claims fail to decline as we expect, our aggregate liability for asbestos claims will be higher than estimated.

We have worked with Analysis, Research Planning Corporation, or ARPC, nationally recognized consultants in the United States with respect to projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defense costs at each year-end based on a 15-year forecast. Each year we have recorded our estimated asbestos liability at a level consistent with ARPC's reasonable best estimate. ARPC reviews our asbestos indemnity payments, defense costs and claims activity and compares them to our 15-year forecast prepared at the previous year-end. Based on its review, ARPC may recommend that the assumptions used to estimate our future asbestos liability be updated, as appropriate.

Our forecast of the number of future claims is based, in part, on an analysis of future disease incidence and, in part, on a regression model, which employs the statistical analysis of our historical claims data to generate a trend line for future claims. Although we believe this forecast method is reasonable, other forecast methods that attempt to estimate the population of living persons who could claim they were exposed to asbestos at worksites where our subsidiaries performed work or sold equipment could also be used and might project higher numbers of future claims than our forecast.

The actual number of future claims, the mix of disease types and the amounts of indemnity and defense costs may exceed our current estimates. We update our forecasts at least annually to take into consideration recent claims experience and other developments, such as legislation and litigation outcomes, that may affect our estimates of future asbestos-related costs. The announcement of increases to asbestos liabilities as a result of revised forecasts, adverse jury verdicts or other negative developments involving asbestos litigation or insurance recoveries may cause the value or trading prices of our securities to decrease significantly. These negative developments could also negatively impact our liquidity, cause us to default under covenants in our indebtedness, cause our credit ratings to be downgraded, restrict our access to capital markets or otherwise materially adversely affect our business, financial condition, results of operations and cash flows.

The failure by our U.S. subsidiaries to obtain current and future asbestos-related insurance recoveries could materially adversely affect our business, financial condition, results of operations and cash flows.

The asbestos-related asset recorded on our consolidated balance sheet as of December 31, 2011 represents our best estimate of insurance recoveries from settled and expected future insurance recoveries relating to our U.S. liability for pending and estimated future asbestos claims through 2026.

Over the last several years, certain of our subsidiaries have entered into settlement agreements calling for insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defense costs and, in certain cases, for reimbursement for portions of out-of-pocket costs previously incurred. During 2011 and 2010, our subsidiaries reached agreements with certain of their insurers to settle their disputed asbestos-related insurance coverage. As a result of these settlements, we increased our asbestos-related insurance recovery assets and recorded settlement gains. However, certain of the settlements with insurance companies during the past several years were for fixed dollar amounts that do not change as the liability changes. Accordingly, increases in the asbestos-related liabilities would not result in an equal increase in the insurance recovery assets and we would have to fund the difference, which would reduce our cash flows and working capital.

Additionally, our ability to continue to recover under these insurance policies is also dependent upon the financial solvency of our insurers. Our insurance recoveries may be limited by future insolvencies among our insurers. Other than receivables related to bankruptcy liquidation awards, we have not assumed recovery in the estimate of our asbestos-related insurance recovery assets from any of our currently insolvent insurers. Other insurers may become insolvent in the future and our insurers may fail to reimburse amounts owed to us on a timely basis. If we fail to realize expected insurance recoveries, or experience delays in receiving material amounts from our insurers, our business, financial condition, results of operations and cash flows could be materially adversely affected.

A number of asbestos-related claims have been received by our subsidiaries in the United Kingdom. To date, these claims have been substantially covered by insurance policies and proceeds from the policies have been paid directly to the plaintiffs. The timing and amount of asbestos claims that may be made in the future, the financial solvency of the insurers and the amounts that may be paid to resolve the claims are uncertain. The insurance carriers' failure to make payments due under the policies could materially adversely affect our business, financial condition, results of operations and cash flows.

Some of our subsidiaries in the United Kingdom have received claims alleging personal injury arising from exposure to asbestos in connection with work performed, or heat exchange devices assembled, installed and/or sold, by our subsidiaries. We expect these subsidiaries to be named as defendants in additional suits and claims brought in the future. To date, insurance policies have provided coverage for substantially all of the costs incurred in connection with resolving asbestos claims in the United Kingdom. In our consolidated balance sheet as of December 31, 2011, we have recorded U.K. asbestos-related insurance recovery assets equal to the U.K. asbestos-related liabilities, which are comprised of an estimated liability relating to open (outstanding) claims and an estimated liability relating to future unasserted claims through 2026. Our ability to continue to recover under these insurance policies is dependent upon, among other things, the timing and amount of asbestos claims that may be made in the future, the financial solvency of our insurers and the amounts that may be paid to resolve the claims. These factors could significantly limit our insurance recoveries, which could materially adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Financial Reporting and Corporate Governance

If we have a material weakness in our internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected.

Although we had no material weaknesses as of December 31, 2011, we have reported material weaknesses in our internal control over financial reporting in the past. There can be no assurance that we will avoid a material weakness in the future. If we have another material weakness in our internal control over financial reporting in the future, it could adversely impact our ability to report our financial results in a timely and accurate manner.

Our use of the percentage-of-completion accounting method could result in a reduction or elimination of previously reported profits.

A substantial portion of our operating revenues, cost of operating revenues and contract profit are recognized using the percentage-of-completion method of accounting. Under this method of accounting, the earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability. Revisions to estimated revenues and estimated costs can and do result in changes to previously reported revenues, costs and profits. For further information on our revenue recognition methodology, please refer to Note 1, "Summary of Significant Accounting Policies — Revenue Recognition on Long-Term Contracts," to the consolidated financial statements in this annual report on Form 10-K.

Registered holders who acquired our shares after the Redomestication must apply for enrollment in our share register as shareholders with voting rights in order to have voting rights; we may deny such registration under certain circumstances.

To be able to exercise voting rights, registered holders of our shares who acquired our shares after the Redomestication must apply to us for enrollment in our share register as shareholders with voting rights. Our board of directors may refuse to register holders of shares as shareholders with voting rights based on certain grounds. In particular, under our articles of association, no shareholder will be registered with voting rights for 10% or more of our share capital as recorded in the commercial register unless determined otherwise by our board of directors, subject to exceptions for Cede & Co. and other nominees of clearing organizations. Only shareholders that are registered as shareholders with voting rights on the relevant record date are permitted to participate in and vote at a general shareholders' meeting. Registered holders who received our shares as a result of the Redomestication are registered as shareholders with voting rights and shareholders who hold in "street name" will be entitled to participate in and vote at a general shareholders' meeting through Cede & Co.

There are provisions in our articles of association that may reduce the voting rights of our registered shares.

Our articles of association provide that shareholders have one vote for each registered share held by them and are entitled to vote at all meetings of shareholders. However, our articles of association provide that shareholders whose "controlled shares" (as defined in the articles of association) represent 10% or more of our total voting shares are limited to voting one vote less than 10% of the total voting rights of our share capital as registered with the commercial register. This provision is intended to prevent the possibility of our company becoming a controlled foreign corporation for U.S. federal income tax purposes, which could have certain adverse U.S. federal income tax consequences to U.S. persons who own (directly, indirectly or under applicable constructive ownership rules) 10% or more of our voting shares. It may also have an anti-takeover effect by making it more difficult for a third party to acquire us without the consent of our board of directors. Under our articles of association, our board of directors has the authority to interpret and grant exceptions to this provision.

Our status as a Swiss corporation may limit our flexibility with respect to certain aspects of capital management.

Swiss law allows our shareholders to authorize share capital that can be issued by the board of directors without further shareholder approval. Such authorization is limited to 50 percent of the issued share capital and expires after two years at the latest and must therefore be renewed by our shareholders every two years.

Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. In the event we need to raise share capital at a time when the trading price of our shares is below the CHF 3.00 (equivalent to U.S. $3.19, based on a foreign exchange rate of CHF 0.9406 to U.S. $1.00 on December 31, 2011) par value of the shares, we will need to obtain the approval of our shareholders to decrease the par value of our issued shares or issue another class of shares with a lower par value. Any reduction in par value would decrease our par value available for future repayment of share capital not subject to Swiss withholding tax. In addition, we will not be able to issue options under our various compensation and benefit plans with an exercise price below the par value, which could limit the flexibility of our compensation arrangements. Swiss law also reserves for approval by shareholders many corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

If we elect to declare dividends, we would be required to declare such dividends in Swiss francs and any currency fluctuations between the U.S. dollar and the Swiss franc will affect the dollar value of the dividends we pay.

Under Swiss corporate law, if we elect to declare dividends, including distributions through a reduction in par value, we would be required to declare such dividends in Swiss francs. Dividend payments will be made by our transfer agent in U.S. dollars converted at the applicable exchange rate shortly before the payment date. As a result, shareholders will be exposed to fluctuations in the exchange rate between the date used for purposes of calculating the CHF amount of any proposed dividend or par value reduction and the relevant payment date, which will not be shorter than two months and could be as long as a year.

We may not be able to make distributions without subjecting our shareholders to Swiss withholding tax.

If we are not successful in our efforts to make distributions, if any, through a reduction of par value or pay dividends, if any, out of qualifying additional paid-in capital, then any dividends paid by us will generally be subject to a Swiss federal withholding tax at a rate of 35%. The withholding tax must be withheld from the gross distribution and paid to the Swiss Federal Tax Administration. A U.S. tax resident shareholder that qualifies for benefits under the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which we refer to as the "U.S.-Swiss Treaty," may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting stock, or for a full refund in the case of qualified pension funds). Capital distribution payments in the form of a par value reduction or payment of a dividend out of qualifying additional paid-in capital are not subject to Swiss withholding tax. However, there can be no assurance that our shareholders will approve a reduction in par value or a dividend out of qualifying additional paid-in capital; that we will be able to meet the other legal requirements for a reduction in par value or a dividend out of qualifying additional paid-in capital; or that Swiss withholding rules will not be changed in the future. In addition, over the long term, the amount of par value available for us to use for par value reductions will be limited. If we are unable to make a distribution through a reduction in par value or pay a dividend out of qualifying additional paid-in capital, we may not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

We have anti-takeover provisions in our articles of association that may discourage a change of control.

Our articles of association and Swiss law contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors. These provisions provide for:

- Our board of directors to be divided into three classes serving staggered three-year terms. In addition, directors may be removed from office, by the affirmative vote of the holders of two-thirds of the votes cast at the applicable shareholders meeting. These provisions of our articles of association may delay or limit the ability of a shareholder to obtain majority representation on the board of directors.
- Limiting the voting rights of shareholders whose "controlled shares" (as defined in the articles of association) represent 10% or more of our total voting shares to one vote less than 10% of the total voting rights of our share capital as registered with the Swiss commercial register.
- Under Swiss corporate law, merger and demerger transactions require the affirmative vote of holders of at least 66 2/3% of the shares represented at the applicable shareholders meeting. In addition, under certain circumstances (for example, in the case of so-called "cashout" or "squeezeout" mergers) a merger requires the affirmative vote of the holders of at least 90% of shares.
- Any shareholder who wishes to propose any business or to nominate a person or persons for election as a director at any annual meeting may only do so if advance notice is given to our Corporate Secretary.

These provisions could make it more difficult for a third-party to acquire us, even if the third-party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

We are a Swiss company and it may be difficult to enforce judgments against us or our directors and executive officers.

Foster Wheeler AG is a Swiss corporation. As a result, the rights of our shareholders are governed by Swiss law and by our articles of association and organizational regulations. The rights of shareholders under Swiss law may differ from the rights of shareholders of companies of other jurisdictions. A substantial portion of our assets are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us or our directors based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Switzerland will enforce judgments obtained in other jurisdictions, including in the United States, under the securities laws of those jurisdictions or entertain actions in Switzerland under the securities laws of other jurisdictions.

ITEM 1B Unresolved Staff Comments

None.

ITEM 2 Properties

The following table provides the location and general use of our materially important owned or leased physical properties by business segment as of December 31, 2011. All or part of the listed properties may be leased or subleased to other affiliates. All properties are in good condition and adequate for their intended use.

Business Segment and Location	Principal Use	Owned/Leased (Lease Expiration)[1]
Corporate and Finance Group		
Zug, Switzerland	Registered Office	Leased (2014)
Geneva, Switzerland	Principal executive offices	Leased (2020)
Hampton, New Jersey[2]	Office & engineering	Leased (2022)
Global Engineering & Construction Group		
Avellino, Italy[3]	Wind farm towers	Owned
Chennai, India	Office & engineering	Leased (2012-2017)
Glasgow, Scotland[4]	Office & engineering	Owned
Gurgaon, India	Office & engineering	Leased (2018)
Houston, Texas	Office & engineering	Leased (2018)
Istanbul, Turkey	Office & engineering	Leased (2013)
Kolkata, India	Office & engineering	Leased (2012-2017)
Madrid, Spain	Office & engineering	Leased (2015)
Middlesborough, England	Office	Leased (2012)
Midrand, South Africa	Office & engineering	Owned
Milan, Italy	Office & engineering	Leased (2014-2017)
Paris, France	Office & engineering	Leased (2017)
Philadelphia, Pennsylvania	Office	Leased (2017)
Provence, France	Office & engineering	Leased (2014)
Reading, England	Office, engineering & warehouse	Leased (2020-2024)
Santiago, Chile	Office & engineering	Leased (2014)
Shanghai, China	Office & engineering	Leased (2012-2013)
Singapore	Office & engineering	Leased (2013)
South Jordan, Utah	Office & engineering	Leased (2019)
Sriracha, Thailand	Office & engineering	Leased (2012-2013)
Global Power Group		
Camden, New Jersey[5]	Waste-to-energy plant	Owned
Espoo, Finland	Office	Leased (2012)
Friedrichsdorf, Germany	Office & engineering	Leased (2016)
Krefeld, Germany	Manufacturing & office	Leased (2016)
Kurikka, Finland	Manufacturing & office	Leased (2013)
Madrid, Spain	Office & engineering	Leased (2015)
Martinez, California	Cogeneration plant	Owned
McGregor, Texas	Manufacturing and office	Owned
Melbourne, Florida	Office & warehouse	Leased (2013)
Norrkoping, Sweden	Manufacturing & office	Leased (2014)
Rayong, Thailand	Manufacturing & office	Leased (2017)
Shanghai, China	Office	Leased (2012-2013)
Sosnowiec, Poland[6]	Office, engineering and manufacturing	Leased
Talcahuano, Chile	Cogeneration plant-facility site	Leased (2035)
Tarragona, Spain	Manufacturing	Owned
Varkaus, Finland[7]	Manufacturing & office	Owned
Xinhui, Guangdong, China[8]	Manufacturing, office & warehouse	Leased (2012-2045)

(1) *Properties with date ranges represent multiple leases at the same location with lease expiration dates within the range listed.*
(2) *The facility is also utilized by the Global Engineering & Construction Group and the Global Power Group.*
(3) *The two wind farm towers are owned and the land for the two towers is leased (2013-2016).*
(4) *Portion or entire facility leased or subleased to third parties.*
(5) *The waste-to-energy plant facility is owned and the land is leased (2015).*
(6) *The manufacturing facility is leased (2089) and the office and engineering facilities are leased on a month-to-month basis with no contractual termination date.*
(7) *The manufacturing facility is owned and the office facility is leased (2031).*
(8) *A portion of the manufacturing facilities are leased on a month-to-month basis with no contractual termination date.*

ITEM 3 Legal Proceedings

For information on asbestos claims and other material litigation affecting us, see Item 1A, "Risk Factors," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Estimates" and Note 16, "Litigation and Uncertainties," to our consolidated financial statements in this annual report on Form 10-K.

ITEM 4 Mine Safety Disclosures

None.

PART II

ITEM 5 Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The following chart lists the quarterly high and low sales prices of our shares on the NASDAQ Global Select Market during 2011 and 2010.

	Quarters Ended			
	March 31,	June 30,	September 30,	December 31,
2011 Share prices:				
High	$ 39.75	$ 38.74	$ 30.77	$ 23.08
Low	$ 32.46	$ 28.28	$ 17.00	$ 16.40
2010 Share prices:				
High	$ 35.01	$ 32.38	$ 25.89	$ 35.39
Low	$ 23.98	$ 20.54	$ 20.33	$ 22.53

We had 2,526 shareholders of record, as defined under Regulation S-K Item 201, and 107,749,674 registered shares outstanding as of February 10, 2012.

We have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends. Our current U.S. senior secured credit agreement contains limitations on our ability to pay cash dividends.

Performance Graph

As a result of the Redomestication described in Item 1, "Business — The Redomestication," on February 9, 2009 Foster Wheeler AG became the parent company of our group of companies and its registered shares were listed on the NASDAQ Global Select Market under the symbol "FWLT," the same symbol under which Foster Wheeler Ltd. common shares were previously listed. The performance information below relates to sales prices of Foster Wheeler Ltd. common shares for periods prior to the Redomestication.

On January 8, 2008, the shareholders of Foster Wheeler Ltd. approved an increase in its authorized share capital at a shareholders meeting which was necessary in order to effect a two-for-one stock split of Foster Wheeler Ltd.'s common shares in the form of a stock dividend to Foster Wheeler Ltd.'s common shareholders in the ratio of one additional Foster Wheeler Ltd. common share in respect of each common share outstanding. As a result of these capital alterations, all references to common share prices, share capital, the number of shares, stock options, restricted awards, per share amounts, cash dividends, and any other reference to shares in this annual report on Form 10-K, unless otherwise noted, have been adjusted to reflect the stock split on a retroactive basis.

The stock performance graph below shows how an initial investment of $100 in our shares would have compared over a five-year period with an equal investment in (1) the S&P 500 Index and (2) an industry peer group index that consists of several peer companies (referred to as the "Peer Group") as defined below.

COMPARISON OF CUMULATIVE TOTAL RETURN


$300
$200
$100
$0
12/29/06
12/28/07
12/26/08
12/31/09
12/31/10
12/31/11
Foster Wheeler AG
S&P 500 Index
Peer Group

In the preparation of the line graph, we used the following assumptions: (i) $100 was invested in each of our shares, the S&P 500 Index and the Peer Group on December 29, 2006, (ii) dividends, if any, were reinvested, and (iii) the investments were weighted on the basis of market capitalization.

	December 29, 2006	December 28, 2007	December 26, 2008	December 31, 2009	December 31, 2010	December 31, 2011
Foster Wheeler AG	$ 100.00	$ 283.41	$ 85.02	$ 106.78	$ 125.21	$ 69.42
S&P 500 Index	100.00	106.22	64.22	84.05	96.71	98.76
Peer Group *	100.00	201.81	73.59	93.54	137.54	112.38

* *The following companies comprise the Peer Group: Chicago Bridge & Iron Company N.V., Fluor Corporation, Jacobs Engineering Group Inc., KBR, Inc., McDermott International, Inc. and Shaw Group, Inc. The Peer Group consists of companies that were chosen by us for benchmarking the performance of our registered shares.*

Issuer Purchases of Equity Securities (amounts in thousands of dollars, except share data and per share amounts)

On September 12, 2008, we announced a share repurchase program pursuant to which our Board of Directors authorized the repurchase of up to $750,000 of our outstanding shares and the designation of the repurchased shares for cancellation. On November 4, 2010, our Board of Directors proposed an increase to our share repurchase program of $335,000 and the designation of the repurchased shares for cancellation, which was approved by our shareholders at an Extraordinary General Meeting on February 24, 2011.

Under Swiss law, the cancellation of shares previously repurchased under our share repurchase program must be approved by our shareholders. Repurchased shares remain as treasury shares on our balance sheet until cancellation. We obtained specific shareholder approval for the cancellation of all treasury shares as of December 31, 2010 and amended our Articles of Association to reduce our share capital accordingly at our 2011 annual general meeting of shareholders on May 3, 2011. On July 22, 2011, the cancellation of those shares was registered with the commercial register of the Canton of Zug in Switzerland. All shares acquired after December 31, 2010 will remain as treasury shares until shareholder approval for their cancellation is granted at a future general meeting of shareholders. Based on the aggregate share repurchases under our program through December 31, 2011, we are authorized to repurchase up to an additional $91,546 of our outstanding shares. In December 2011, we initiated trades to repurchase an aggregate of 564,100 additional shares that settled in January 2012 for an aggregate cost of approximately $10,900. Cumulatively through February 23, 2012, we have repurchased 40,215,749 shares for an aggregate cost of approximately $1,004,400 and we are authorized to repurchase approximately $80,600 of additional outstanding shares. On February 22, 2012, our Board of Directors authorized additional share repurchases of up to an aggregate of approximately $500,000, inclusive of the $80,600 remaining authorized as of February 23, 2012, and the designation of the repurchased shares for cancellation. Under Swiss law, the repurchase of shares in excess of 10% of the company's share capital must be approved in advance by the company's shareholders. Accordingly, share repurchases under the February 2012 authorization in excess of the permissible 10% must be approved in advance by our shareholders. Depending on the aggregate cost of future repurchases we may also require approval of our banks. We expect to seek shareholder approval of the authorized additional share repurchase amount at our next general meeting of shareholders in May 2012. The following table provides information with respect to purchases under our share repurchase program during the fourth quarter of 2011.

Month	Total Number of Shares Purchased[1]		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2011 through October 31, 2011	—	$	—	—	$	—
November 1, 2011 through November 30, 2011	1,798,475		19.05	1,798,475		—
December 1, 2011 through December 31, 2011	7,200,000		18.72	7,200,000		—
TOTAL	**8,998,475**	**$**	**18.79**	**8,998,475**	**$**	**91,546**

(1) *During the fourth quarter of 2011, we repurchased an aggregate of 8,998,475 shares in open market transactions pursuant to our share repurchase program. We are authorized to repurchase up to an additional $91,546 of our outstanding shares based on the aggregate share repurchases as of December 31, 2011. The repurchase program has no expiration date and may be suspended for periods or discontinued at any time. We did not repurchase any shares other than through our publicly announced repurchase program.*

(2) *As of December 31, 2011, an aggregate of 39,651,649 shares were purchased for a total of $993,454 since the inception of the repurchase program announced on September 12, 2008.*

ITEM 6 Selected Financial Data

Comparative Financial Statistics

(amounts in thousands of dollars, except share data and per share amounts)

		2011		2010		2009		2008		2007
Statement of Operations Data:										
Operating revenues	$	4,480,729	$	4,067,719	$	5,056,334	$	6,854,290	$	5,107,243
Income before income taxes[1]		235,242		305,240		455,120		630,897		535,871
Provision for income taxes[2]		58,514		74,531		93,762		97,028		136,420
Net income		176,728		230,709		361,358		533,869		399,451
Net income attributable to noncontrolling interests		14,345		15,302		11,202		7,249		5,577
Net income attributable to Foster Wheeler AG	$	162,383	$	215,407	$	350,156	$	526,620	$	393,874
Earnings per share:										
Basic	$	1.35	$	1.71	$	2.77	$	3.73	$	2.78
Diluted	$	1.35	$	1.70	$	2.75	$	3.68	$	2.72
Shares outstanding:										
Weighted-average number of shares outstanding for basic earnings per share		120,085,704		126,032,130		126,541,962		141,149,590		141,661,046
Effect of dilutive securities		418,779		544,725		632,649		1,954,440		3,087,176
Weighted-average number of shares outstanding for diluted earnings per share		120,504,483		126,576,855		127,174,611		143,104,030		144,748,222

	December 31, 2011	December 31, 2010	December 31, 2009	December 26, 2008	December 28, 2007
Balance Sheet Data:					
Current assets	$ 1,523,716	$ 1,994,500	$ 1,941,555	$ 1,790,186	$ 2,044,383
Current liabilities	1,087,320	1,210,674	1,282,004	1,488,614	1,523,773
Working capital	436,396	783,826	659,551	301,572	520,610
Land, buildings and equipment, net	341,987	362,087	398,132	383,209	337,485
Total assets	2,606,943	3,060,477	3,187,738	3,011,254	3,248,988
Long-term debt (including current installments)	149,111	164,570	212,440	217,364	205,346
Total temporary equity	4,993	4,935	2,570	7,586	2,728
Total Foster Wheeler AG shareholders' equity	687,747	967,693	831,517	392,562	571,041
Other Data:					
Backlog, measured in terms of future revenues, end of year	$ 3,626,100	$ 3,979,500	$ 4,112,800	$ 5,504,400	$ 9,420,400
New orders, measured in terms of future revenues	4,285,800	4,105,800	3,481,700	4,056,000	8,882,800

(1) Income before income taxes includes the following:

	2011	2010	2009	2008	2007
Net asbestos-related provision/(gain)	$ 9,900	$ 5,400	$ 26,400	$ 6,600	$ (6,100)
Curtailment gain on closure of the U.K. pension plan	—	20,100	—	—	—
Charges for severance-related postemployment benefits	2,700	10,800	12,400	9,000	—

(2) 2008 included: a benefit of $24,100 related to the net impact of deferred tax valuation allowance adjustments at two of our non-U.S. subsidiaries.

ITEM 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

(amounts in thousands of dollars, except share data and per share amounts)

The following is management's discussion and analysis of certain significant factors that have affected our financial condition and results of operations for the periods indicated below. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report on Form 10-K.

Safe Harbor Statement

This management's discussion and analysis of financial condition and results of operations, other sections of this annual report on Form 10-K and other reports and oral statements made by our representatives from time to time may contain forward-looking statements that are based on our assumptions, expectations and projections about Foster Wheeler AG and the various industries within which we operate. These include statements regarding our expectations about revenues (including as expressed by our backlog), our liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims, and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. We caution that a variety of factors, including but not limited to the factors described in Item 1A, "Risk Factors" and the following, could cause business conditions and our results to differ materially from what is contained in forward-looking statements:

- benefits, effects or results of our redomestication or the relocation of our principal executive offices to Geneva, Switzerland;
- benefits, effects or results of our strategic renewal initiative;
- further deterioration in global economic conditions;
- changes in investment by the oil and gas, oil refining, chemical/petrochemical and power generation industries;
- changes in the financial condition of our customers;
- changes in regulatory environments;
- changes in project design or schedules;
- contract cancellations;
- changes in our estimates of costs to complete projects;
- changes in trade, monetary and fiscal policies worldwide;

- compliance with laws and regulations relating to our global operations;
- currency fluctuations;
- war, terrorist attacks and/or natural disasters affecting facilities either owned by us or where equipment or services are or may be provided by us;
- interruptions to shipping lanes or other methods of transit;
- outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure;
- protection and validity of our patents and other intellectual property rights;
- increasing global competition;
- compliance with our debt covenants;
- recoverability of claims against our customers and others by us and claims by third parties against us; and
- changes in estimates used in our critical accounting policies.

Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

In addition, this management's discussion and analysis of financial condition and results of operations contains several statements regarding current and future general global economic conditions. These statements are based on our compilation of economic data and analyses from a variety of external sources. While we believe these statements to be reasonably accurate, global economic conditions are difficult to analyze and predict and are subject to significant uncertainty and as a result, these statements may prove to be wrong. The challenges and drivers for each of our business segments are discussed in more detail in the section entitled "— Results of Operations-Business Segments," within this Item 7.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed or furnished with the Securities and Exchange Commission, or SEC.

Overview

We operate through two business groups — the Global Engineering & Construction Group, which we refer to as our Global E&C Group, and our Global Power Group. In addition to these two business groups, we also report corporate center expenses, our captive insurance operation and expenses related to certain legacy liabilities, such as asbestos and other expenses, in the Corporate and Finance Group, which we refer to as our C&F Group.

We have been exploring, and intend to continue to explore, acquisitions within the engineering and construction industry to strategically complement or expand on our technical capabilities or access to new market segments. We are also exploring acquisitions within the power generation industry to complement the products our Global Power Group offers. During 2011, we acquired a company based in Germany that designs, manufactures and installs equipment which utilizes circulating dry ash flue gas scrubbing technology for all types of steam generators in the power and industrial sectors.

However, there is no assurance that we will consummate any acquisitions in the future.

Summary Financial Results

Our summary financial results for 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Operating revenues[1]	$ 4,480,729	$ 4,067,719	$ 5,056,334
Contract profit[1]	541,455	598,786	758,647
Selling, general and administrative expenses[1]	309,996	303,330	294,907
Net income attributable to Foster Wheeler AG	$ 162,383	$ 215,407	$ 350,156
Earnings per share :			
Basic	$ 1.35	$ 1.71	$ 2.77
Diluted	$ 1.35	$ 1.70	$ 2.75
Cash and cash equivalents (at period end)[2]	$ 718,049	$ 1,057,163	$ 997,158
Net cash provided by operating activities[2]	$ 185,746	$ 178,668	$ 290,615

(1) *Please refer to the section entitled "— Results of Operations" within this Item 7 for further discussion.*

(2) *Please refer to the section entitled "— Liquidity and Capital Resources" within this Item 7 for further discussion.*

Net income attributable to Foster Wheeler AG decreased in 2011, compared to 2010, primarily driven by the pretax decrease in contract profit of $57,300, which included the unfavorable impact of the inclusion of a curtailment gain and a settlement fee earned that were both recognized in 2010. The decline also included the unfavorable impact of the inclusion of a gain recognized in 2010 from the payment by third parties of the remaining balance of our Camden, New Jersey waste-to-energy facility's project debt and the favorable impact of the inclusion of decreased equity earnings in 2010 for two projects in Italy that recorded impairment charges.

Net income attributable to Foster Wheeler AG decreased in 2010, as compared to 2009, primarily driven by the pretax decrease in contract profit of $159,900, which was net of the favorable impact of the inclusion of a curtailment gain and a settlement fee that were both recognized in 2010. The decline also included the unfavorable impact of decreased equity earnings in 2010 for two projects in Italy that recorded impairment charges and an increase in our effective tax rate. The change in net income attributable to Foster Wheeler AG was favorably impacted by a decrease in our net asbestos-related provision, which included the benefit of a gain on the settlement of coverage litigation with our insurance carriers in 2010, and an increased gain related to debt service payments by third parties on our Camden, New Jersey waste-to-energy facility's project.

Please refer to the discussion within the section entitled "— Results of Operations" within this Item 7.

Challenges and Drivers

Our primary operating focus continues to be booking quality new business and effectively and efficiently executing our contracts. The global markets in which we operate are largely dependent on overall economic growth and the resultant demand for oil and gas, electric power, petrochemicals and refined products.

In the engineering and construction industry, we expect long-term demand to be strong for the end products produced by our clients, and we believe that this long-term demand will continue to stimulate investment by our clients in new, expanded and upgraded facilities. During 2010 and 2011, we saw an increased number of our clients restarting the implementation of their intended capital spending plans following the global economic downturn in 2008 and 2009. Some of these clients have been releasing, and continue to release, tranches of work on a piecemeal basis, conducting further analysis before deciding to proceed with their investments or reevaluating the size, timing or configuration of specific planned projects. We are also seeing clients reactivating planned projects that had previously been placed on hold and developing new projects. In addition, we have continued to see intense competition among engineering and construction contractors, which has resulted in pricing pressure. Our clients plan their investments on much longer time horizons, and we believe that long-term demand expectations and current oil prices are supportive of continued investments. The challenges and drivers for our Global E&C Group are discussed in more detail in the section entitled "— Results of Operations-Business Segments-Global E&C Group-Overview of Segment," within this Item 7.

During 2011, we have seen increased new proposal activity, compared to 2010, and an improvement in the demand in some markets for the products and services of our Global Power Group. We believe this demand will continue in Asia, the Middle East and South America, primarily driven by growing electricity demand and industrial production in these regions. However, a number of constraining market factors continue to impact the markets that we serve. These factors include political and environmental sensitivity regarding coal-fired steam generators, as well as the outlook for continued lower natural gas pricing over the next three to five years, which have increased the attractiveness of natural gas, in relation to coal, for the generation of electricity. These factors may continue in the future. The challenges and drivers for our Global Power Group are discussed in more detail in the section entitled "— Results of Operations-Business Segments-Global Power Group-Overview of Segment," within this Item 7.

There is also potential downside risk to global economic growth driven primarily by sovereign debt and bank funding pressures in the Eurozone and the speed at which governmental efforts directed at spending and debt reduction are being implemented in the U.S. and Japan. If these risks materialize, both of our business groups could be impacted.

New Orders and Backlog of Unfilled Orders

The tables below summarize our new orders and backlog of unfilled orders by period:

	2011	2010	2009
New orders, measured in future revenues:			
Global E&C Group*	$ 3,024,900	$ 2,902,100	$ 2,870,700
Global Power Group	1,260,900	1,203,700	611,000
TOTAL*	**$ 4,285,800**	**$ 4,105,800**	**$ 3,481,700**
* *Balances include the following Global E&C Group flow-through revenues, as defined in the section entitled "—Results of Operations-Operating Revenues" within this Item 7:*	*$ 1,577,700*	*$ 963,000*	*$ 895,500*

	As of December 31, 2011	As of December 31, 2010
Backlog of unfilled orders, measured in future revenues	$ 3,626,100	$ 3,979,500
Backlog, measured in Foster Wheeler scope*	$ 2,562,300	$ 2,643,200
Global E&C Group man-hours in backlog *(in thousands)*	11,600	12,700

* *As defined in the section entitled "— Backlog and New Orders" within this Item 7.*

Please refer to the section entitled "— Backlog and New Orders" within this Item 7 for further detail.

Results of Operations

Operating Revenues

			2011 vs. 2010			2010 vs. 2009	
	2011	2010	$ Change	% Change	2009	$ Change	% Change
Global E&C Group	$ 3,443,079	$ 3,346,050	$ 97,029	2.9 %	$ 4,040,082	$ (694,032)	(17.2)%
Global Power Group	1,037,650	721,669	315,981	43.8 %	1,016,252	(294,583)	(29.0)%
TOTAL	**$ 4,480,729**	**$ 4,067,719**	**$ 413,010**	**10.2 %**	**$ 5,056,334**	**$ (988,615)**	**(19.6)%**

We operate through two business groups: our Global E&C Group and our Global Power Group. Please refer to the section entitled "— Business Segments," within this Item 7, for a discussion of the products and services of our business segments.

The composition of our operating revenues varies from period to period based on the portfolio of contracts in execution during any given period. Our operating revenues are further dependent upon the strength of the various geographic markets and industries we serve and our ability to address those markets and industries.

Our operating revenues by geographic region, based upon where our projects are being executed, for 2011, 2010 and 2009, were as follows:

			2011 vs. 2010			2010 vs. 2009	
	2011	2010	$ Change	% Change	2009	$ Change	% Change
Africa	$ 158,599	$ 156,576	$ 2,023	1.3%	$ 129,745	$ 26,831	20.7%
Asia	835,973	964,526	(128,553)	(13.3)%	1,407,313	(442,787)	(31.5)%
Australasia and other*	1,175,048	1,019,670	155,378	15.2%	1,206,764	(187,094)	(15.5)%
Europe	918,197	879,503	38,694	4.4%	1,040,179	(160,676)	(15.4)%
Middle East	270,934	212,627	58,307	27.4%	395,225	(182,598)	(46.2)%
North America	769,901	595,963	173,938	29.2%	654,728	(58,765)	(9.0)%
South America	352,077	238,854	113,223	47.4%	222,380	16,474	7.4%
TOTAL	**$ 4,480,729**	**$ 4,067,719**	**$ 413,010**	**10.2%**	**$ 5,056,334**	**$ (988,615)**	**(19.6)%**

* *Australasia and other primarily represents Australia, New Zealand and the Pacific Islands.*

2011 vs. 2010

Our operating revenues increased in 2011, compared to 2010, which includes increased flow-through revenues of $186,400, as described below. Excluding the impact of the change in flow-through revenues and currency fluctuations, our operating revenues increased 6% in 2011, compared to 2010. The increase in operating revenues, excluding flow-through revenues and currency fluctuations, during 2011 was the result of significantly increased operating revenues in our Global Power Group, partially offset by decreased operating revenues in our Global E&C Group.

Flow-through revenues and costs result when we purchase materials, equipment or third-party services on behalf of our customer on a reimbursable basis with no profit on the materials, equipment or third-party services and where we have the overall responsibility as the contractor for the engineering specifications and procurement or procurement services for the materials, equipment or third-party services included in flow-through costs. Flow-through revenues and costs do not impact contract profit or net earnings.

2010 vs. 2009

Our operating revenues declined in 2010, compared to 2009. The decline was primarily the result of decreased flow-through revenues of $470,100, as described below, and decreased operating revenues in both of our operating groups. Foreign currency fluctuations had a minimal impact on the decline in operating revenues. Our operating revenues decreased approximately 16% excluding the impact of the change in flow-through revenues in 2010, compared to 2009.

Please refer to the section entitled "— Business Segments," within this Item 7, for further discussion related to operating revenues and our view of the market outlook for both of our operating groups.

Contract Profit

	2011	2010	2009
Amount	$ 541,455	$ 598,786	$ 758,647
$ Change	(57,331)	(159,861)	
% Change	(9.6)%	(21.1)%	

Contract profit is computed as operating revenues less cost of operating revenues. "Flow-through" amounts are recorded both as operating revenues and cost of operating revenues with no contract profit. Contract profit margins are computed as contract profit divided by operating revenues. Flow-through revenues reduce the contract profit margin as they are included in operating revenues without any corresponding impact on contract profit. As a result, we analyze our contract profit margins excluding the impact of flow-through revenues as we believe that this is a more accurate measure of our operating performance.

2011 vs. 2010

Contract profit declined during 2011, compared to 2010. The decline was the net result of decreased contract profit by our Global E&C Group and the unfavorable impact of the inclusion of a curtailment gain of $20,100 related to our U.K. pension plan and a settlement fee earned of $11,800 which were both recognized by our Global E&C Group in 2010, partially offset by increased contract profit in our Global Power Group.

2010 vs. 2009

Both of our operating groups experienced decreased contract profit in 2010, compared to 2009, which was partially offset by the favorable impact of the inclusion of a curtailment gain of $20,100 in 2010 related to our U.K. pension plan that was closed for future defined benefit accrual and a settlement fee of $11,800 that our Global E&C Group received in 2010.

Please refer to the section entitled "— Business Segments," within this Item 7, for further information related to contract profit for both of our operating groups.

Selling, General and Administrative (SG&A) Expenses

	2011	2010	2009
Amount	$ 309,996	$ 303,330	$ 294,907
$ Change	6,666	8,423	
% Change	2.2%	2.9%	

SG&A expenses include the costs associated with general management, sales pursuit, including proposal expenses, and research and development costs.

2011 vs. 2010

SG&A expenses increased in 2011, compared to 2010, primarily as a result of increased sales pursuit costs of $14,700 and general overhead costs of $4,800, partially offset by increased expenses in 2010 related to the relocation of our principal executive offices to Geneva, Switzerland of $8,000 and a decreased charge for severance-related postemployment benefits of $6,000 in 2011, compared to 2010. Our 2011 SG&A expenses included a severance-related postemployment benefits charge of $1,100, which included charges in our Global E&C Group and our C&F Group of $600 and $500, respectively. Our 2010 SG&A expenses included a severance-related postemployment benefits charge of $7,100 in our C&F Group.

2010 vs. 2009

The increase in SG&A expenses in 2010, compared to 2009, resulted primarily from increased expenses in 2010 related to the relocation of our principal executive offices to Geneva, Switzerland of $10,300, an increased charge for severance-related postemployment benefits of $2,500, partially offset by decreased general overhead costs of $3,300, while sales pursuit and research and development costs were relatively flat. Our 2010 SG&A expenses included a severance-related postemployment benefits charge of $7,100 in our C&F Group. Our 2009 SG&A expenses included a severance-related postemployment benefits charge of $4,600, which included charges in our C&F Group and our Global E&C Group of $3,700 and $900, respectively.

Other Income, net

	2011	2010	2009
Amount	$ 51,607	$ 60,444	$ 52,263
$ Change	(8,837)	8,181	
% Change	(14.6)%	15.7%	

2011

Other income, net in 2011 consisted primarily of equity earnings of $40,100 generated from our investments, primarily from our ownership interests in build, own and operate projects in Chile and Italy. Our 2011 equity earnings from our Global Power Group's project in Chile and our Global E&C Group's projects in Italy were $30,900 and $9,700, respectively. Additionally, we recognized a $4,000 gain in 2011 related to the revaluation of a contingent consideration liability.

Other income, net decreased in 2011, compared to 2010, primarily driven by the unfavorable impact of the inclusion of a $21,900 gain recognized in 2010 from the payment by third parties of the remaining balance of our Camden, New Jersey waste-to-energy facility's project debt, as described below, and decreased value-added tax refunds and other non-income tax credits of $3,400, partially offset by increased equity earnings in our Global Power Group's project in Chile of $10,200, increased equity earnings in our Global E&C Group's investments of $5,900, which includes the favorable impact of the inclusion of decreased equity earnings in 2010 of $13,200 related to impairment charges recognized by two of our Global E&C Group's projects in Italy, and a $4,000 gain in 2011 related to the revaluation of a contingent consideration liability in our Global E&C Group.

2010

Other income, net in 2010 consisted primarily of equity earnings of $24,000 generated from our investments, primarily from our ownership interests in build, own and operate projects in Italy and Chile, and a $21,900 gain recognized from the payment of the remaining balance of our Camden, New Jersey waste-to-energy facility's project debt by the Pollution Control Finance Authority of Camden County, or PCFA, and the State of New Jersey.

Other income, net increased in 2010, compared to 2009. This was the net result of a $12,000 increase in 2010 related to the gain recognized from debt service payments by third parties of our Camden, New Jersey waste-to-energy facility's project debt, an increase in equity earnings in our Global Power Group's project in Chile of $4,600 and other activities, including $2,600 of value-added tax refunds and other non-income tax credits, partially offset by a decrease in equity earnings in our Global E&C Group's projects in Italy. During 2010, our Global E&C Group's equity earnings decreased $13,200, compared to 2009, for two projects in Italy that recorded impairment charges in 2010.

For further information related to our equity earnings, please refer to the sections within this Item 7 entitled "— Business Segments-Global Power Group" for our Global Power Group's project in Chile and "— Business Segments-Global E&C Group" for our Global E&C Group's projects in Italy, as well as Note 5 to the consolidated financial statements in this annual report on Form 10-K.

2009

Other income, net in 2009 consisted primarily of $34,500 in equity earnings generated from our investments, as described above, and a $9,900 gain recognized from the payment by third parties of the 2009 debt service obligation on the Camden waste-to-energy facility's project debt.

Other Deductions, net

	2011	2010	2009
Amount	$ 43,969	$ 41,221	$ 30,931
$ Change	2,748	10,290	
% Change	6.7%	33.3%	

Other deductions, net includes various items, such as legal fees, consulting fees, bank fees, net penalties on unrecognized tax benefits and the impact of net foreign exchange transactions within the period. Net foreign exchange transactions include the net amount of transaction losses and gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency of our subsidiaries. Net foreign exchange transaction gains and losses during 2011, 2010 and 2009 were primarily driven by exchange rate fluctuations on cash balances held by certain of our subsidiaries that were denominated in a currency other than the functional currency of those subsidiaries.

2011

Other deductions, net in 2011 consisted primarily of legal fees of $17,800, consulting fees of $12,000, net penalties on unrecognized tax benefits of $4,000, which were net of previously accrued tax penalties that were ultimately not assessed, and bank fees of $3,500, partially offset by a net foreign exchange transaction gain of $1,100.

2010

Other deductions, net in 2010 consisted primarily of legal fees of $17,800, net foreign exchange transaction losses of $5,800, consulting fees of $4,700, bank fees of $4,300, net penalties on unrecognized tax benefits of $1,700, which were net of previously accrued tax penalties that were ultimately not assessed, and a charge for unamortized fees and expenses related to the amendment and restatement of our October 2006 U.S. senior secured credit agreement in July 2010 of $1,600.

2009

Other deductions, net in 2009 consisted primarily of legal fees of $16,400, consulting fees of $4,000, bank fees of $3,900 and net penalties on unrecognized tax benefits of $2,500, which were net of previously accrued tax penalties that were ultimately not assessed.

Interest Income

	2011	2010	2009
Amount	$ 18,922	$ 11,581	$ 10,535
$ Change	7,341	1,046	
% Change	63.4%	9.9%	

2011 vs. 2010

The increase in interest income in 2011, compared to 2010, was primarily a result of higher investment yields on cash and cash equivalents balances and, to a lesser extent, higher average cash and cash equivalents balances and favorable foreign currency fluctuations.

2010 vs. 2009

The increase in interest income in 2010, compared to 2009, was primarily a result of higher average cash and cash equivalents balances and, to a lesser extent, the favorable impact from higher investment yields on cash and cash equivalents balances.

Interest Expense

	2011	2010	2009
Amount	$ 12,876	$ 15,610	$ 14,122
$ Change	(2,734)	1,488	
% Change	(17.5)%	10.5%	

2011 vs. 2010

Interest expense decreased in 2011, compared to 2010, primarily as a result of the favorable impact from decreased average borrowings.

2010 vs. 2009

Interest expense increased in 2010, compared to 2009, which primarily resulted from an increase in net interest expense on unrecognized tax benefits of $3,800, partially offset by decreased average borrowings. Accrued interest expense on unrecognized tax benefits in 2010 and 2009 are net of the reversal of previously accrued interest expense on unrecognized tax benefits that was ultimately not assessed of $1,900 and $5,100, respectively.

Net Asbestos-Related Provision

	2011	2010	2009
Amount	$ 9,901	$ 5,410	$ 26,365
$ Change	4,491	(20,955)	
% Change	83.0%	(79.5)%	

2011 vs. 2010

Net asbestos-related provision increased in 2011, compared to 2010, which was the net result of a decreased gain on the settlement of coverage litigation with asbestos insurance carriers in 2011, compared to 2010, of $7,900, partially offset by a decreased provision related to the revaluation of our asbestos liability of $3,400. Our 2011 and 2010 provisions included charges to increase our asbestos liability for increased asbestos defense costs projected over our 15 year estimate.

2010 vs. 2009

Net asbestos-related provision decreased in 2010, compared to 2009, which was the result of an increased gain on the settlement of coverage litigation with asbestos insurance carriers in 2010, compared to 2009, of $12,800 and a decreased provision related to the revaluation of our asbestos liability of $8,200. Our 2010 and 2009 provisions included charges to increase our asbestos liability for increased asbestos defense costs projected over our 15 year estimate.

Please refer to Note 16 to the consolidated financial statements in this annual report on Form 10-K for more information.

Provision for Income Taxes

	2011	2010	2009
Amount	$ 58,514	$ 74,531	$ 93,762
$ Change	(16,017)	(19,231)	
% Change	(21.5)%	(20.5)%	
Effective Tax Rate	24.9%	24.4%	20.6%

Although we are a Swiss Corporation, we are exclusively traded on a U.S. exchange; therefore, we reconcile our effective tax rate to the U.S. federal statutory rate of 35% to facilitate meaningful comparison with peer companies in the U.S. capital markets. Our effective tax rate can fluctuate significantly from period to period and may differ significantly from the U.S. federal statutory rate as a result of income taxed in various non-U.S. jurisdictions with rates different from the U.S. statutory rate, as a result of our inability to recognize a tax benefit for losses generated by certain unprofitable operations and as a result of the varying mix of income earned in the jurisdictions in which we operate. In addition, our deferred tax assets are reduced by a valuation allowance when, based upon available evidence, it is more likely than not that the tax benefit of loss carryforwards (or other deferred tax assets) will not be realized in the future. In periods when operating units subject to a valuation allowance generate pretax earnings, the corresponding reduction in the valuation allowance favorably impacts our effective tax rate. Conversely, in periods when operating units subject to a valuation allowance generate pretax losses, the corresponding increase in the valuation allowance has an unfavorable impact on our effective tax rate.

2011

Our effective tax rate for 2011 was lower than the U.S. statutory rate of 35% due principally to the net impact of the following:

- Income earned in tax jurisdictions with tax rates lower than the U.S. statutory rate, which contributed to an approximate 17.5-percentage point reduction in our effective tax rate; and
- A valuation allowance increase because we are unable to recognize a tax benefit for losses subject to valuation allowance in certain jurisdictions (primarily in the U.S.), which contributed to an approximate six-percentage point increase in our effective tax rate.

2010

Our effective tax rate for 2010 was lower than the U.S. statutory rate of 35% due principally to the net impact of the following:

- Income earned in tax jurisdictions with tax rates lower than the U.S. statutory rate, which contributed to an approximate 17-percentage point reduction in our effective tax rate; and
- Total changes in our valuation allowance contributed to an approximate five-percentage point increase in our effective tax rate as a result of the net impact of a valuation allowance increase because we are unable to recognize a tax benefit for losses subject to valuation allowance in certain jurisdictions (primarily in the U.S.), and a reversal of valuation allowance on deferred tax assets in a non-U.S. jurisdiction.

2009

Our effective tax rate for 2009 was lower than the U.S. statutory rate of 35% due principally to the net impact of income earned in tax jurisdictions with tax rates lower than the U.S. statutory rate, which contributed to an approximate 15-percentage point reduction in our effective tax rate for 2009.

We monitor the jurisdictions for which valuation allowances against deferred tax assets were established in previous years, and we evaluate, on a quarterly basis, the need for the valuation allowances against deferred tax assets in those jurisdictions. Such evaluation includes a review of all available evidence, both positive and negative, in determining whether a valuation allowance is necessary.

For statutory purposes, the majority of the U.S. federal tax benefits, against which valuation allowances have been established, do not expire until 2025 and beyond, based on current tax laws.

Net Income Attributable to Noncontrolling Interests

	2011	2010	2009
Amount	$ 14,345	$ 15,302	$ 11,202
$ Change	(957)	4,100	
% Change	(6.3)%	36.6%	

Net income attributable to noncontrolling interests represents third-party ownership interests in the net income of our Global Power Group's Martinez, California gas-fired cogeneration subsidiary and our manufacturing subsidiaries in Poland and the People's Republic of China, as well as our Global E&C Group's subsidiaries in Malaysia and South Africa. The change in net income attributable to noncontrolling interests is based upon changes in the net income of these subsidiaries and/or changes in the noncontrolling interests' ownership interest in the subsidiaries.

2011 vs. 2010

Net income attributable to noncontrolling interests decreased in 2011, compared to 2010, which was the net result from decreases in net income from our operations in the People's Republic of China, Poland and South Africa, partially offset by an increase in net income from our operations in Martinez, California.

2010 vs. 2009

The increase in net income attributable to noncontrolling interests in 2010, compared to 2009, primarily resulted from an increase in the net income from our subsidiary in Martinez, California, which contributed to a $3,900 increase in net income attributable to noncontrolling interests. Other changes included an increase in the net income from our subsidiary in South Africa, substantially offset by decreases in the net income from our subsidiaries in the People's Republic of China and Malaysia.

EBITDA

EBITDA, as discussed and defined below, is the primary measure of operating performance used by our chief operating decision maker.

In addition to our two business groups, which also represent operating segments for financial reporting purposes, we report corporate center expenses, our captive insurance operation and expenses related to certain legacy liabilities, such as asbestos, in the Corporate and Finance Group, or C&F Group, which also represents an operating segment for financial reporting purposes.

	2011	2010	2009
Amount	$ 283,229	$ 359,703	$ 503,799
$ Change	(76,474)	(144,096)	
% Change	(21.3)%	(28.6)%	

2011 vs. 2010

EBITDA decreased in 2011, compared to 2010, primarily driven by decreased contract profit of $57,300, which was the net result of decreased contract profit by our Global E&C Group, partially offset by increased contract profit by our Global Power Group. The decrease in contract profit also included the unfavorable impact of the inclusion of a curtailment gain and a settlement fee earned that were both recognized by our Global E&C Group in 2010. The decline in EBITDA also included the unfavorable impact of the inclusion of a gain recognized by our Global Power Group in 2010 from the payment by third parties of the remaining balance of our Camden, New Jersey waste-to-energy facility's project debt and the favorable impact of the inclusion of decreased equity earnings in 2010 for two of our Global E&C Group projects in Italy that recorded impairment charges.

2010 vs. 2009

EBITDA decreased in 2010, compared to 2009, primarily driven by decreased contract profit of $159,900, which was the result of decreased contract profit by both our Global E&C Group and our Global Power Group. The decrease in contract profit also included the favorable impact of the inclusion of a curtailment gain and a settlement fee earned that were both recognized by our Global E&C Group in 2010. The decline in EBITDA also included decreased equity earnings in our Global E&C Group in 2010, compared to 2009, for two projects in Italy that recorded impairment charges. The change in EBITDA was favorably impacted by a decrease in our net asbestos-related provision, which included the benefit of a gain on the settlement of coverage litigation with our insurance carriers in 2010, and an increased gain recognized by our Global Power Group related to debt service payments by third parties on our Camden, New Jersey waste-to-energy facility's project debt.

Please refer to the preceding discussion of each of these items within this "— Results of Operations" section and the individual segment explanations below.

EBITDA is a supplemental financial measure not defined in generally accepted accounting principles, or GAAP. We define EBITDA as income attributable to Foster Wheeler AG before interest expense, income taxes, depreciation and amortization. We have presented EBITDA because we believe it is an important supplemental measure of operating performance. Certain covenants under our U.S. senior secured credit agreement use an adjusted form of EBITDA such that in the covenant calculations the EBITDA as presented herein is adjusted for certain unusual and infrequent items specifically excluded in the terms of our U.S. senior secured credit agreement. We believe that the line item on the consolidated statement of operations entitled "net income attributable to Foster Wheeler AG" is the most directly comparable GAAP financial measure to EBITDA. Since EBITDA is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net income attributable to Foster Wheeler AG as an indicator of operating performance or any other GAAP financial measure. EBITDA, as calculated by us, may not be comparable to similarly titled measures employed by other companies. In addition, this measure does not necessarily represent funds available for discretionary use and is not necessarily a measure of our ability to fund our cash needs. As EBITDA excludes certain financial information that is included in net income attributable to Foster Wheeler AG, users of this financial information should consider the type of events and transactions that are excluded. Our non-GAAP performance measure, EBITDA, has certain material limitations as follows:

- It does not include interest expense. Because we have borrowed money to finance some of our operations, interest is a necessary and ongoing part of our costs and has assisted us in generating revenue. Therefore, any measure that excludes interest expense has material limitations;
- It does not include taxes. Because the payment of taxes is a necessary and ongoing part of our operations, any measure that excludes taxes has material limitations; and
- It does not include depreciation and amortization. Because we must utilize property, plant and equipment and intangible assets in order to generate revenues in our operations, depreciation and amortization are necessary and ongoing costs of our operations. Therefore, any measure that excludes depreciation and amortization has material limitations.

A reconciliation of EBITDA to net income attributable to Foster Wheeler AG is shown below:

	2011	2010	2009
EBITDA			
Global E&C Group	$ 210,541	$ 296,240	$ 421,186
Global Power Group	184,467	163,825	194,027
C&F Group*	(111,779)	(100,362)	(111,414)
TOTAL	**283,229**	**359,703**	**503,799**
Less: Interest expense	12,876	15,610	14,122
Less: Depreciation and amortization	49,456	54,155	45,759
Less: Provision for income taxes	58,514	74,531	93,762
Net income attributable to Foster Wheeler AG	$ 162,383	$ 215,407	$ 350,156

* *Includes general corporate income and expense, our captive insurance operation and the elimination of transactions and balances related to intercompany interest.*

EBITDA in the above table includes the following:

	2011	2010	2009
Net increase in contract profit from the regular revaluation of final estimated contract profit revisions:[1]			
Global E&C Group[2]	$ 13,200	$ 32,700	$ 66,700
Global Power Group[2]	22,000	24,100	2,300
TOTAL[2]	**35,200**	**56,800**	**69,000**
Net asbestos-related provision in C&F Group[3]	9,900	5,400	26,400
Pension plan curtailment gain in our Global E&C Group	—	20,100	—
Net gain on settlement fee received in our Global E&C Group	—	9,800	—
Charges for severance-related postemployment benefits:			
Global E&C Group	2,200	3,700	8,700
C&F Group	500	7,100	3,700
TOTAL	**2,700**	**10,800**	**12,400**

(1) *Please refer to "Revenue Recognition on Long-Term Contracts" in Note 1 to the consolidated financial statements in this annual report on Form 10-K for further information regarding changes in our final estimated contract profit.*

(2) *The changes in final estimated contract profit revisions during 2011 included the impact of two out-of-period corrections for reductions of final estimated profit totaling $7,800, which included final estimated profit reductions in our Global E&C Group and our Global Power Group of $3,200 and $4,600, respectively. The corrections were recorded in 2011 as they were not material to previously issued financial statements, nor are they material to the 2011 financial statements.*

(3) *Please refer to Note 16 to the consolidated financial statements in this annual report on Form 10-K for further information regarding the revaluation of our asbestos liability and related asset.*

The accounting policies of our business segments are the same as those described in our summary of significant accounting policies. The only significant intersegment transactions relate to interest on intercompany balances. We account for interest on those arrangements as if they were third-party transactions — i.e., at current market rates, and we include the elimination of that activity in the results of the C&F Group.

Business Segments

Global E&C Group

			2011 vs. 2010			2010 vs. 2009	
	2011	2010	$ Change	% Change	2009	$ Change	% Change
Operating Revenues	$ 3,443,079	$ 3,346,050	$ 97,029	2.9%	$ 4,040,082	$ (694,032)	(17.2)%
EBITDA	$ 210,541	$ 296,240	$ (85,699)	(28.9)%	$ 421,186	$ (124,946)	(29.7)%

Results

Our Global E&C Group's operating revenues by geographic region, based upon where our projects are being executed, for 2011, 2010, and 2009, were as follows:

			2011 vs. 2010			2010 vs. 2009	
	2011	2010	$ Change	% Change	2009	$ Change	% Change
Africa	$ 155,207	$ 156,543	$ (1,336)	(0.9)%	$ 126,031	$ 30,512	24.2%
Asia	550,425	813,212	(262,787)	(32.3)%	1,301,173	(487,961)	(37.5)%
Australasia and other*	1,175,042	1,019,668	155,374	15.2%	1,206,153	(186,485)	(15.5)%
Europe	474,116	603,862	(129,746)	(21.5)%	601,553	2,309	0.4%
Middle East	235,977	194,906	41,071	21.1%	393,052	(198,146)	(50.4)%
North America	528,923	372,223	156,700	42.1%	283,622	88,601	31.2%
South America	323,389	185,636	137,753	74.2%	128,498	57,138	44.5%
TOTAL	**$ 3,443,079**	**$ 3,346,050**	**$ 97,029**	**2.9%**	**$ 4,040,082**	**$ (694,032)**	**(17.2)%**

* *Australasia and other primarily represents Australia, New Zealand and the Pacific Islands.*

Please refer to the section entitled, "— Overview of Segment" below for our view of the market outlook for our Global E&C Group.

2011 vs. 2010

Our Global E&C Group experienced an increase in operating revenues of 3% in 2011, compared to 2010. The increase was primarily driven by increased flow-through revenues of $187,800. The change in operating revenues also included the unfavorable impact of the inclusion of a settlement fee earned of $11,800 that our Global E&C Group recognized in 2010, as noted below. Excluding flow-through revenues, foreign currency fluctuations and the settlement fee recognized in 2010, our Global E&C Group's operating revenues decreased 8% in 2011, compared to 2010.

Our Global E&C Group's EBITDA decreased in 2011, compared to 2010, primarily driven by decreased contract profit of $61,400, excluding the impact of a curtailment gain and a settlement fee earned that were both recognized in 2010. The decrease in contract profit primarily resulted from decreased contract profit margins and decreased volume of operating revenues, excluding flow-through revenues. The EBITDA decline also included unfavorable impacts for the inclusion of a $20,100 curtailment gain related to the 2010 future benefit accrual closure in our U.K. defined benefit pension plan and a $9,800 settlement fee recognized in 2010, as described below. EBITDA was further negatively impacted by increased sales pursuit costs in 2011, compared to 2010, of $10,800, driven by increased new proposal activity. The decline in EBITDA was partially offset by increased equity earnings in our Global E&C Group's investments of $5,900, as 2010 equity earnings included impairment charges of $13,200 recognized by two of our Global E&C Group's projects in Italy.

2010 vs. 2009

Our Global E&C Group experienced a decrease in operating revenues of 17% in 2010, compared to 2009. The decline included the net impact of decreased flow-through revenues of $468,800, partially offset by the favorable impact of a settlement fee earned of $11,800 that our Global E&C Group received in 2010, as noted below. Foreign currency fluctuations had a minimal impact on the decline in operating revenues. Excluding flow-through revenues and the settlement fee noted above, our Global E&C Group's operating revenues decreased 10% in 2010, compared to 2009.

Our Global E&C Group's EBITDA decreased in 2010, compared to 2009, primarily driven by decreased contract profit of $144,000, excluding the impact of a curtailment gain and a settlement fee earned that were both recognized in 2010. The decrease in contract profit primarily resulted from decreased contract profit margins and, to a lesser extent, the volume decrease in operating revenues, excluding flow-through revenues. The EBITDA decline also included favorable impacts for the inclusion of a $20,100 curtailment gain related to the 2010 future benefit accrual closure in our U.K. defined benefit pension plan and a $9,800 settlement fee recognized in 2010, as described below, as well as the unfavorable impact of the inclusion of decreased equity earnings of $13,200 in 2010 for two of our Global E&C Group's projects in Italy that recorded impairment charges.

Equity Interest Investment Impairment Charges

During 2010, two of our equity interest investments in electric power generation projects in Italy, Centro Energia Teverola S.p.A., or CET, and Centro Energia Ferrara S.p.A., or CEF, terminated long-term incentivized power off-take agreements that they had in place with the Authority for Energy. In light of the termination of the power off-take agreements, we and our respective partners at CET and CEF reviewed the economic viability of each plant. As a result, a decision was made to shut down the CET plant effective January 1, 2011. Following the termination of the power off-take agreement, we and our partner in CEF decided to continue to operate the CEF plant at least temporarily on a merchant basis while we considered a possible future sale of the plant. As a result of the foregoing operating decisions, CET and CEF recorded impairment charges during the fourth quarter of 2010 to write down their fixed assets to fair value in their financial statements. Additionally, during the fourth quarter of 2010, our investments in CET and CEF were reduced by equity losses based on CET's and CEF's 2010 financial results, inclusive of the respective impairment charges. As a result of the foregoing, the carrying value of our CET and CEF investments approximated fair value at December 31, 2010.

During 2011, we and our partner in CEF concluded that we would continue to operate the plant while continuing to consider the long-term economic viability of the plant or potential disposal options.

Our equity earnings from our CET and CEF investments during 2011 were insignificant. Our equity loss from our CET and CEF investments during 2010 totaled $8,200, inclusive of the 2010 impairment charges totaling $13,200.

Please refer to Note 5 to the consolidated financial statements in this annual report on Form 10-K for more information.

2010 Settlement Fee

During 2010, we received a settlement fee of $11,800, which was included in operating revenues, due to a client's decision not to proceed with a power plant development project and the related prospective engineering, procurement and construction contract. We incurred $2,000 of costs related to this project, which included the write-off of capitalized costs in our project company and development costs. These items contributed to a net favorable impact to EBITDA in 2010 of approximately $9,800.

Overview of Segment

Our Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the metals and mining sector. Our Global E&C Group is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels. Additionally, our Global E&C Group is also involved in the development, engineering, construction, ownership and operation of power generation facilities, from conventional and renewable sources, and of waste-to-energy facilities in Europe.

Our Global E&C Group provides the following services:

- Design, engineering, project management, construction and construction management services, including the procurement of equipment, materials and services from third-party suppliers and contractors.
- Environmental remediation services, together with related technical, engineering, design and regulatory services.
- Design and supply of direct-fired furnaces, including fired heaters and waste heat recovery generators, used in a range of refinery, chemical, petrochemical, oil and gas processes, including furnaces used in our proprietary delayed coking and hydrogen production technologies.

Our Global E&C Group owns one of the leading technologies (SYDEC[SM] delayed coking) used in refinery residue upgrading, in addition to other refinery residue upgrading technologies (solvent deasphalting and visbreaking), and a hydrogen production process used in oil refineries and petrochemical plants. We also own a proprietary sulfur recovery technology which is used to treat gas streams containing hydrogen sulfide for the purpose of reducing the sulfur content of fuel products and to recover a saleable sulfur by-product. Additionally, our Global E&C Group has experience with, and is able to work with, a wide range of processes owned by others.

Our Global E&C Group generates revenues from design, engineering, procurement, construction and project management activities pursuant to contracts spanning up to approximately four years in duration and generates equity earnings from returns on its noncontrolling interest investments in various power production facilities.

In the engineering and construction industry, we expect long-term demand to be strong for the end products produced by our clients, and we believe that this long-term demand will continue to stimulate investment by our clients in new, expanded and upgraded facilities. During 2010 and 2011, we saw an increased number of our clients restarting the implementation of their intended capital spending plans following the global economic downturn in 2008 and 2009. Some of these clients have been releasing, and continue to release, tranches of work on a piecemeal basis, conducting further analysis before deciding to proceed with their investments or reevaluating the size, timing or configuration of specific planned projects. We are also seeing clients reactivating planned projects that had previously been placed on hold and developing new projects.

Our clients plan their investments based on long-term time horizons, and we believe that long-term demand expectations and current oil prices are supportive of continued investments. We also believe that global demand for energy, chemicals and pharmaceuticals will continue to grow over the long-term and that clients will continue to invest in new and upgraded capacity to meet that demand.

We have continued to see intense competition among engineering and construction contractors, which has resulted in pricing pressure. This factor is expected to continue into 2012.

There is also potential downside risk to global economic growth driven primarily by sovereign debt and bank funding pressures in the Eurozone, the speed at which governmental efforts directed at spending and debt reduction are being implemented in the U.S. and Japan, and geopolitical oil supply risks. If these risks materialize, our Global E&C Group could be impacted.

We have continued to be successful in booking contracts of varying types and sizes in our key end markets, including an engineering, procurement and construction management, or EPCm, project for a waste to energy project in Europe, an EPCm contract for a propylene oxide unit in Saudi Arabia, design and material supply for delayed coker heaters in Europe and the U.S., engineering services for offshore facilities in the Gulf of Mexico, engineering for a delayed coker island in Europe and a front-end engineering design project for a new chemicals facility in Asia. Our success in this regard is a reflection of our safety performance, technical expertise, our project execution performance, our long-term relationships with clients, and our selective approach in pursuit of new prospects where we believe we have significant differentiators.

Global Power Group

			2011 vs. 2010			2010 vs. 2009	
	2011	2010	$ Change	% Change	2009	$ Change	% Change
Operating Revenues	$ 1,037,650	$ 721,669	$ 315,981	43.8 %	$ 1,016,252	$ (294,583)	(29.0)%
EBITDA	$ 184,467	$ 163,825	$ 20,642	12.6 %	$ 194,027	$ (30,202)	(15.6)%

Results

Our Global Power Group's operating revenues by geographic region, based upon where our projects are being executed, for 2011, 2010, and 2009, were as follows:

			2011 vs. 2010			2010 vs. 2009	
	2011	2010	$ Change	% Change	2009	$ Change	% Change
Africa	$ 3,392	$ 33	$ 3,359	N/M	$ 3,714	$ (3,681)	(99.1)%
Asia	285,548	151,314	134,234	88.7%	106,140	45,174	42.6%
Australasia and other*	6	2	4	200.0%	611	(609)	(99.7)%
Europe	444,081	275,641	168,440	61.1%	438,626	(162,985)	(37.2)%
Middle East	34,957	17,721	17,236	97.3%	2,173	15,548	715.5%
North America	240,978	223,740	17,238	7.7%	371,106	(147,366)	(39.7)%
South America	28,688	53,218	(24,530)	(46.1)%	93,882	(40,664)	(43.3)%
TOTAL	**$ 1,037,650**	**$ 721,669**	**$ 315,981**	**43.8%**	**$ 1,016,252**	**$ (294,583)**	**(29.0)%**

* *Australasia and other primarily represents Australia, New Zealand and the Pacific Islands.*
N/M Not meaningful

Please refer to the section entitled, "— Overview of Segment" below for our view of the market outlook for our Global Power Group.

2011 vs. 2010

Our Global Power Group experienced a significant increase in operating revenues in 2011, compared to 2010. The increase was primarily driven by an increased volume of business, with an additional favorable impact from foreign currency fluctuations. Excluding foreign currency fluctuations, our Global Power Group's operating revenues increased 40% in 2011, compared to 2010.

Our Global Power Group's EBITDA increased in 2011, compared to 2010, primarily driven by increased contract profit of $35,600. The increase in contract profit primarily resulted from the increased volume of operating revenues, partially offset by decreased contract profit margins, including the impact of an out-of-period correction recorded in 2011 for a reduction of final estimated profit of approximately $4,600 which is discussed in this Item 7, "— Results of Operations-EBITDA." EBITDA in 2011 also benefited from increased equity earnings in our Global Power Group's project in Chile of $10,200. The increase in EBITDA was net of the unfavorable impact of the inclusion of a gain of $21,900 recognized in 2010 from the payment by third parties of the remaining balance of our Camden, New Jersey waste-to-energy facility's project debt. Please see below for further discussion.

2010 vs. 2009

Our Global Power Group experienced a significant decrease in operating revenues in 2010, compared to 2009, of 29%, while foreign currency fluctuations had minimal impact on the decline. The decrease was the result of a significant decrease in the volume of business.

Our Global Power Group's EBITDA decreased in 2010, compared to 2009, primarily driven by decreased contract profit of $49,800. The decrease in contract profit primarily resulted from the volume decrease in operating revenues, partially offset by increased contract profit margins. The change in EBITDA was favorably impacted by an increased gain of $12,000 related to debt service payments by third parties on our Camden, New Jersey waste-to-energy facility's project debt, decreased SG&A expenses in 2010 of $9,900, primarily as a result of decreased sales pursuit costs and general overhead costs, and an increase in equity earnings in our Global Power Group's project in Chile of $4,600, which includes the recognition of insurance recoveries in 2010 as described below.

Equity Interest Investment Impact of 2010 Chile Earthquake

On February 27, 2010, an earthquake occurred off the coast of Chile that caused significant damage to our Global Power Group's project in Chile. As a result of the damage, the project's facility suspended normal operating activities on that date. The project included an estimated recovery under its business interruption insurance policy in its financial statements, which covered through the period while the facility suspended normal operating activities. In accordance with authoritative accounting guidance on business interruption insurance, the project recorded an estimated recovery for lost profits as substantially all contingencies related to the insurance claim had been resolved as of the third quarter of 2010. The facility began operating at less than normal utilization during the second quarter of 2011 and achieved normal operating activities in the third quarter of 2011.

Our equity earnings from our project in Chile were $30,900 and $20,700 in 2011 and 2010, respectively. The increase in equity earnings in 2011, compared to 2010, was primarily driven by an increase in the project's volume of electricity produced in 2011, as well as higher marginal rates in 2011 for electrical power generation.

Overview of Segment

Our Global Power Group designs, manufactures and erects steam generators and auxiliary equipment for electric power generating stations, district heating and power plants and industrial facilities worldwide. Our competitive differentiation in serving these markets is the ability of our products to cleanly and efficiently burn a wide range of fuels, singularly or in combination. In particular, our CFB steam generators are able to burn coals of varying quality, as well as petroleum coke, lignite, municipal waste, waste wood, biomass, and numerous other materials. Among these fuel sources, coal is the most widely used, and thus the market drivers and constraints associated with coal strongly affect the steam generator market and our Global Power Group's business. Additionally, our Global Power Group owns a waste-to-energy facility and a controlling interest in a combined-cycle gas turbine facility and operates two cogeneration power facilities for steam/electric and refinery/electric power generation.

Our Global Power Group offers a number of other products and services related to steam generators, including:

- Designing, manufacturing and installing auxiliary and replacement equipment for utility power and industrial facilities, including surface condensers, feedwater heaters, coal pulverizers, steam generator coils and panels, biomass gasifiers, and replacement parts for steam generators.
- Design, supply and installation of nitrogen-oxide, or NO_x, reduction systems and components for pulverized coal steam generators such as selective catalytic reduction systems, low NO_x combustion systems, low NO_x burners, primary combustion and overfire air systems and components, fuel and combustion air measuring and control systems and components.
- Design, supply and installation of flue gas desulfurization equipment for all types of steam generators and industrial equipment.
- A broad range of site services including construction and erection services, maintenance engineering, steam generator upgrading and life extension, and plant repowering.
- Research and development in the areas of combustion, fluid and gas dynamics, heat transfer, materials and solid mechanics.
- Technology licenses to other steam generator suppliers in select countries.

During 2011, we have seen increased new proposal activity, compared to 2010, and an improvement in the demand in some markets for the products and services of our Global Power Group. We believe this demand will continue in Asia, the Middle East and South America, primarily driven by growing electricity demand and industrial production in these regions.

A number of constraining market factors continue to impact the markets that we serve. Political and environmental sensitivity regarding coal-fired steam generators continues to cause prospective projects utilizing coal as their primary fuel to be postponed or cancelled as clients experience difficulty in obtaining the required environmental permits or decide to wait for additional clarity regarding governmental regulations. This environmental concern has been especially pronounced in the U.S. and Western Europe, and is linked to the view that solid-fuel-fired steam generators contribute to global warming through the discharge of greenhouse gas emissions into the atmosphere. The outlook for continued lower natural gas pricing over the next three to five years, driven by increasing supply and new liquefied natural gas capacity, has increased the attractiveness of natural gas, in relation to coal, for the generation of electricity. In addition, the constraints on the global credit market may continue to impact some of our clients' investment plans as these clients are affected by the availability and cost of financing, as well as their own financial strategies, which could include cash conservation. These factors could negatively impact investment in the power sector, which in turn could negatively impact our Global Power Group's business.

Longer-term, we believe that world demand for electrical energy will continue to grow and that solid-fuel-fired steam generators will continue to fill a significant portion of the incremental growth in new generating capacity. We see a growing need to repower older coal plants with new, more efficient and cleaner burning coal plants in order to meet environmental, financial and reliability goals set by policy makers in many countries. The fuel flexibility of our CFB steam generators enables them to burn a wide variety of fuels other than coal and to produce carbon-neutral electricity when fired by biomass. In addition, our utility steam generators can be designed to incorporate supercritical steam technology, which we believe significantly improves power plant efficiency and reduces power plant emissions.

There is potential downside risk to global economic growth driven primarily by sovereign debt and bank funding pressures in the Eurozone and the speed at which governmental efforts directed at spending and debt reduction are being implemented in the U.S. and Japan. If these risks materialize, our Global Power Group could be impacted.

We completed an engineering and supply project for a pilot-scale (approximately 30 megawatt thermal, equivalent to approximately 10 megawatt electrical, or MWe) CFB steam generator, which incorporates our carbon-capturing Flexi-Burn™ technology. This CFB steam generator is now in operation and testing has begun to validate the design of a full-scale carbon-capturing CFB power plant. Further, we are executing a project, together with other parties, which is funded by a grant agreement with the European Commission, or EC, to support the technology development of a commercial scale (approximately 300 MWe) Carbon Capture and Storage, or CCS, demonstration plant featuring our Flexi-Burn™ CFB technology. If the technology development work demonstrates that the project meets its specified technology and investment goals, construction of the commercial scale demonstration plant could begin in 2013 and the plant could be operational by 2016. This project is one of the six European based CCS projects selected for funding by the EC under the European Energy Program for Recovery and it is the only selected project utilizing CFB technology for CCS application.

During 2011, we received an award for four 550 MWe supercritical CFB steam generators for a power project in South Korea, which is an indication of the successful scale-up of our CFB technology and further advances our CFB supercritical technology with a vertical-tube, once-through design.

Recently we have been awarded contracts which include the design and supply of four 250 MWe clean burning CFB steam generators in Vietnam, four 150 MWe CFB steam generators and related technology license in India and two large concentrated solar power projects in the southwestern U.S. In addition, we received two limited notices to proceed which include: an award for the design of a waste-to-energy CFB in South Korea and an award for two large-scale heat recovery steam generators in Hungary. The solutions we provide are based on our clients' varied needs and we believe our success winning the new awards comes from our track record of developing innovative technology to competitively combine reliability with efficiency and achieve environmental goals.

Liquidity and Capital Resources

2011 Activities

Our cash and cash equivalents, short-term investments and restricted cash balances were:

	As of December 31,			
	2011	2010	$ Change	% Change
Cash and cash equivalents	$ 718,049	$ 1,057,163	$ (339,114)	(32.1)%
Short-term investments	1,294	—	1,294	N/M
Restricted cash	44,094	27,502	16,592	60.3%
TOTAL	**$ 763,437**	**$ 1,084,665**	**$ (321,228)**	**(29.6)%**

N/MNot meaningful

Total cash and cash equivalents, short-term investments and restricted cash held by our non-U.S. entities as of December 31, 2011 and 2010 were $630,000 and $849,500, respectively. Please refer to Note 1 to the consolidated financial statements in this annual report on Form 10-K for additional details on cash and cash equivalents and restricted cash balances.

During 2011, we experienced a decrease in cash and cash equivalents of $339,100, primarily as a result of cash used to repurchase our shares and to pay related commissions under our share repurchase program of $409,400, cash used for capital expenditures of $28,100, payments related to business acquisitions of $29,400, an unfavorable impact related to exchange rate changes on our cash and cash equivalents of $28,100 and a change in restricted cash, excluding foreign currency translation effects, of $18,600, partially offset by cash provided by operating activities of $185,700.

Cash Flows from Operating Activities

	2011	2010	2009
Amount	$ 185,746	$ 178,668	$ 290,615
$ Change	7,078	(111,947)	
% Change	4.0%	(38.5)%	

Net cash provided by operating activities in 2011 primarily resulted from cash provided by net income of $248,700, which excludes non-cash charges of $72,000, and cash provided by working capital of $10,100, partially offset by mandatory and discretionary contributions to our pension plans of $71,000, which included discretionary contributions of $51,300, and cash used for net asbestos-related payments of $7,900 (please refer to Note 16 to the consolidated financial statements in this annual report on Form 10-K for further information on net asbestos-related payments).

The increase in net cash provided by operating activities of $7,100 in 2011, compared to 2010, resulted primarily from a favorable change in working capital that resulted in an increase in cash of $37,600 and decreased contributions to our pension plans of $27,600, which was driven by lower discretionary contributions of $25,300, partially offset by decreased cash provided by net income of $60,700.

The decrease in net cash provided by operating activities of $111,900 in 2010, compared to 2009, resulted primarily from decreased cash provided by net income of $150,300, increased pension plan contributions of $27,200, which was driven by higher discretionary contributions of $28,300, partially offset by decreased cash used to fund working capital of $92,600 and decreased cash used for asbestos-related activities of $24,900.

Working capital varies from period to period depending on the mix, stage of completion and commercial terms and conditions of our contracts and the timing of the related cash receipts. We generated cash from the conversion of working capital during 2011, as cash receipts from client billings exceeded cash used for services rendered and purchases of materials and equipment. During 2010, we used cash to fund working capital. The increase in cash provided by working capital during 2011 was primarily driven by the conversion of working capital to cash by our Global E&C Group, while our Global Power Group used cash to fund working capital.

As more fully described below in "— Outlook," we believe our existing cash balances and forecasted net cash provided from operating activities will be sufficient to fund our operations throughout the next 12 months. Our ability to increase or maintain our cash flows from operating activities in future periods will depend in large part on the demand for our products and services and our operating performance in the future. Please refer to the sections entitled "— Global E&C Group-Overview of Segment" and "— Global Power Group-Overview of Segment" above for our view of the outlook for each of our business segments.

Cash Flows from Investing Activities

		2011		2010		2009
Amount	$	(75,489)	$	(13,114)	$	(87,265)
$ Change		(62,375)		74,151		

The net cash used in investing activities in 2011 was attributable primarily to payments related to business acquisitions of $29,400, capital expenditures of $28,100 and an increase in restricted cash of $18,600.

The net cash used in investing activities in 2010 was attributable primarily to capital expenditures of $23,300 and payments related to business acquisitions of $4,200, partially offset by a decrease in restricted cash of $6,000, proceeds from the sale of investments and other assets of $5,100 and a return of investment from unconsolidated affiliates of $3,200.

The net cash used in investing activities in 2009 was attributable primarily to capital expenditures of $45,600, which included $18,100 of expenditures in FW Power S.r.l. for the construction of electric power generating wind farm projects in Italy, and payments totaling approximately $32,600 primarily for two business acquisitions specializing in upstream oil and gas engineering services.

The capital expenditures in 2011, 2010 and 2009 related primarily to project construction (including the expenditures related to the FW Power S.r.l. wind farm projects in 2009 noted above), leasehold improvements, information technology equipment and office equipment. Our capital expenditures increased $4,800 in 2011, compared to 2010, as a result of increased expenditures in our Global Power Group, while capital expenditures in our Global E&C Group were relatively flat.

For further information on capital expenditures by segment, please see Note 14 to the consolidated financial statements in this annual report on Form 10-K.

Cash Flows from Financing Activities

		2011		2010		2009
Amount	$	(421,302)	$	(100,494)	$	1,456
$ Change		(320,808)		(101,950)		

The net cash used in financing activities in 2011 was attributable primarily to the cash used to repurchase shares and to pay related commissions under our share repurchase program of $409,400 (please see the "— Outlook" section below for further details regarding our share repurchase program). Other financing activities included cash used for repayment of debt and capital lease obligations of $12,500 and distributions to noncontrolling interests of $11,400, partially offset by cash provided from the exercise of stock options of $11,900.

The net cash used in financing activities in 2010 was attributable primarily to cash used to repurchase shares under our share repurchase program of $99,200. Other financing activities included the repayment of debt and capital lease obligations of $16,700 and distributions to noncontrolling interests of $8,000, partially offset by cash provided from the exercise of stock options of $25,700.

The net cash provided by financing activities in 2009 was attributable primarily to proceeds from the issuance of debt of $13,100 and proceeds from the exercise of share purchase warrants of $2,800, partially offset by the repayment of debt and capital lease obligations of $12,700 and distributions to noncontrolling interests of $2,200.

Outlook

Our liquidity forecasts cover, among other analyses, existing cash balances, cash flows from operations, cash repatriations, changes in working capital activities, unused credit line availability and claim recoveries and proceeds from asset sales, if any. These forecasts extend over a rolling 12-month period. Based on these forecasts, we believe our existing cash balances and forecasted net cash provided by operating activities will be sufficient to fund our operations throughout the next 12 months. Based on these forecasts, our primary cash needs will be working capital, capital expenditures, pension contributions and net asbestos-related payments. We may also use cash for acquisitions, discretionary pension plan contributions or to repurchase our shares under the share repurchase program, as described further below. The majority of our cash balances are invested in short-term interest bearing accounts with maturities of less than three months at creditworthy financial institutions around the world. Further significant deterioration of the current global economic and credit market environment, particularly in the Eurozone countries, could challenge our efforts to maintain our well-diversified asset allocation with creditworthy financial institutions. We continue to consider investing some of our cash in longer-term investment opportunities, including the acquisition of other entities or operations in the engineering and construction industry or power industry and/or the reduction of certain liabilities, such as unfunded pension liabilities.

It is customary in the industries in which we operate to provide standby letters of credit, bank guarantees or performance bonds in favor of clients to secure obligations under contracts. We believe that we will have sufficient letter of credit capacity from existing facilities throughout the next 12 months.

We are dependent on cash repatriations from our subsidiaries to cover essentially all payments and expenses of our holding company and principal executive offices in Switzerland, to cover cash needs related to our asbestos-related liability and other overhead expenses in the U.S. and, at our discretion, the acquisition of our shares under our share repurchase program, as described further below. Consequently, we require cash repatriations to Switzerland and the U.S. from our entities located in other countries in the normal course of our operations to meet our Swiss and U.S. cash needs and have successfully repatriated cash for many years. We believe that we can repatriate the required amount of cash to Switzerland and the U.S. Additionally, we continue to have access to the revolving credit portion of our U.S. senior secured credit facility, if needed.

Our net asbestos-related payments are the result of asbestos liability indemnity and defense costs payments in excess of insurance settlement proceeds. During 2011, we had net asbestos-related cash outflows of approximately $7,900. In 2012, we expect net cash outflows to be approximately $7,400. This estimate assumes no additional settlements with insurance companies or elections by us to fund additional payments. As we continue to collect cash from insurance settlements and assuming no increase in our asbestos-related insurance liability or any future insurance settlements, the asbestos-related insurance receivable recorded on our balance sheet will continue to decrease.

On July 30, 2010, Foster Wheeler AG, Foster Wheeler Ltd., certain of Foster Wheeler Ltd.'s subsidiaries and BNP Paribas, as Administrative Agent, entered into a four-year amendment and restatement of our U.S. senior secured credit agreement, which we entered into in October 2006. The amended and restated U.S. senior secured credit agreement provides for a facility of $450,000, and includes a provision which permits future incremental increases of up to an aggregate of $225,000 in total additional availability under the facility. The amended and restated U.S. senior secured credit agreement permits us to issue up to $450,000 in letters of credit under the facility. Letters of credit issued under the amended and restated U.S. senior secured credit agreement have performance pricing that is decreased (or increased) as a result of improvements (or reductions) in our corporate credit rating as reported by Moody's Investors Service, which we refer to as Moody's, and/or Standard & Poor's, which we refer to as S&P. We received a corporate credit rating of BBB- as issued by S&P during 2010, which, under the amended and restated U.S. senior secured credit agreement, reduces our pricing for letters of credit issued under the agreement. Based on the current ratings, the letter of credit fees for performance and financial letters of credit issued under the amended and restated U.S. senior secured credit agreement are 1.000% and 2.000% per annum of the outstanding amount, respectively, excluding fronting fees. This performance pricing is not expected to materially impact our liquidity or capital resources over the next 12 months. We also have the option to use up to $100,000 of the $450,000 for revolving borrowings at a rate equal to adjusted LIBOR, as defined in the agreement, plus 2.000%, subject also to the performance pricing noted above.

The assets and/or stock of certain of our U.S. and non-U.S. subsidiaries collateralize our obligations under our amended and restated U.S. senior secured credit agreement. In the event that our corporate credit rating as issued by Moody's is at least Baa3 and as issued by S&P is at least BBB-, all liens securing our obligations under the amended and restated U.S. senior secured credit agreement will be automatically released and terminated.

We had approximately $225,600 and $310,000 of letters of credit outstanding under our U.S. senior secured credit agreement in effect as of December 31, 2011 and 2010, respectively. There were no funded borrowings under our U.S. senior secured credit agreement outstanding as of December 31, 2011 or 2010. Based on our current operating plans and cash forecasts, we do not intend to borrow under our U.S. senior secured credit facility during 2012. Please refer to Note 7 to the consolidated financial statements in this annual report on Form 10-K for further information regarding our debt obligations.

On February 27, 2010, an earthquake occurred off the coast of Chile that caused significant damage to our unconsolidated affiliate's facility in Chile. As a result of the damage, the project's facility suspended normal operating activities on that date. Subsequent to that date, our unconsolidated affiliate filed a claim with its insurance carrier. A preliminary assessment of the extent of the damage was completed and an estimate of the required cost of repairs was developed. Based on the assessment and cost estimate, as well as correspondence received from the insurance carrier, we expect the property damage insurance recovery to be sufficient to cover the costs of repairing the facility. The insurance carrier also provided a preliminary assessment of the business interruption insurance recovery due to our unconsolidated affiliate, and has advanced insurance proceeds against this assessment. Based on this assessment, we expect the business interruption insurance recovery to substantially compensate our unconsolidated affiliate for the loss of profits while the facility suspended normal operating activities. Our unconsolidated affiliate's receivable related to the remaining balance under its property damage and business interruption insurance recovery assessment was approximately $66,400 as of December 31, 2011. The facility began operating at less than normal utilization during the second quarter of 2011 and achieved normal operating activities in the third quarter of 2011. Please refer to Note 5 to the consolidated financial statements in this annual report on Form 10-K for further information on our equity interest in this project.

We are not required to make any mandatory contributions to our U.S. pension plans in 2012 based on the minimum statutory funding requirements. Based on the minimum statutory funding requirements for 2012, we expect to make mandatory contributions totaling approximately $22,400 to our non-U.S. pension plans in 2012. Additionally, we may elect to make additional discretionary contributions to our U.S. and/or non-U.S. pension plans during 2012.

On September 12, 2008, we announced a share repurchase program pursuant to which our Board of Directors authorized the repurchase of up to $750,000 of our outstanding shares and the designation of the repurchased shares for cancellation. On November 4, 2010, our Board of Directors proposed an increase to our share repurchase program of $335,000 and the designation of the repurchased shares for cancellation, which was approved by our shareholders at an Extraordinary General Meeting on February 24, 2011.

Based on the aggregate share repurchases under our program through December 31, 2011, we were authorized to repurchase up to an additional $91,500 of our outstanding shares. Any repurchases will be made at our discretion in the open market or in privately negotiated transactions in compliance with applicable securities laws and other legal requirements and will depend on a variety of factors, including market conditions, share price and other factors. The program does not obligate us to acquire any particular number of shares. The program has no expiration date and may be suspended or discontinued at any time. Any repurchases made pursuant to the share repurchase program will be funded using our cash on hand. Through December 31, 2011, we have repurchased 39,651,649 shares for an aggregate cost of approximately $993,500. In December 2011, we initiated trades to repurchase an aggregate of 564,100 additional shares that settled in January 2012 for an aggregate cost of approximately $10,900. Cumulatively through February 23, 2012, we have repurchased 40,215,749 shares for an aggregate cost of approximately $1,004,400 and we are authorized to repurchase approximately $80,600 of additional outstanding shares. We have executed the repurchases in accordance with 10b5-1 repurchase plans as well as other privately negotiated transactions pursuant to our share repurchase program. The 10b5-1 repurchase plans allow us to purchase shares at times when we may not otherwise do so due to regulatory or internal restrictions. Purchases under the 10b5-1 repurchase plans are based on parameters set forth in the plans. For further information, please refer to Part II, Item 5 of this annual report on Form 10-K.

We have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends. Our current U.S. senior secured credit agreement contains limitations on cash dividend payments as well as other restricted payments.

Off-Balance Sheet Arrangements

We own several noncontrolling equity interests in power projects in Chile and Italy. Certain of the projects have third-party debt that is not consolidated in our balance sheet. We have also issued certain guarantees for the Chile-based project. Please refer to Note 5 to the consolidated financial statements in this annual report on Form 10-K for further information related to these projects.

Contractual Obligations

We have contractual obligations comprised of long-term debt, non-cancelable operating lease commitments, purchase commitments, capital lease obligations and pension and other postretirement benefit funding requirements. Our expected cash flows related to contractual obligations outstanding as of December 31, 2011 are as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt:					
Principal	$ 90,600	$ 10,200	$ 21,300	$ 20,800	$ 38,300
Interest	15,200	3,200	4,800	3,200	4,000
Capital lease obligations:					
Principal	58,500	2,500	5,500	7,000	43,500
Interest	42,400	5,600	10,600	9,400	16,800
Non-cancelable operating lease obligations	329,500	50,600	81,000	67,600	130,300
Purchase commitments	785,700	673,600	99,600	12,500	—
Funding requirements:					
Pension U.S.*	23,100	—	—	23,100	—
Pension non-U.S.*	103,600	22,400	42,300	38,900	—
Other postretirement benefits*	27,400	5,600	11,000	10,800	—
TOTAL CONTRACTUAL CASH OBLIGATIONS	**$ 1,476,000**	**$ 773,700**	**$ 276,100**	**$ 193,300**	**$ 232,900**

* *Funding requirements are expected to extend beyond five years; however, data for contribution requirements beyond five years are not yet available and depend on the performance of our investment portfolio and actuarial experience. These projections assume no discretionary contributions.*

The table above does not include payments of our asbestos-related liabilities as we cannot reasonably predict the timing of the net cash outflows associated with this liability beyond 2012. We expect to fund $7,400 of our asbestos liability indemnity and defense costs from our cash flows in 2012 net of the cash expected to be received from existing insurance settlements. Please refer to Note 16 to the consolidated financial statements in this annual report on Form 10-K for more information.

The table above does not include payments relating to our uncertain tax positions as we cannot reasonably predict the timing of the net cash outflows associated with the settlement of these obligations. Our total liability (including accrued interest and penalties) is $79,400 as of December 31, 2011. Please refer to Note 13 to the consolidated financial statements in this annual report on Form 10-K for more information.

We are contingently liable under standby letters of credit, bank guarantees and surety bonds, primarily for guarantees of our performance on projects currently in execution or under warranty. These balances include the standby letters of credit issued under the U.S. senior secured credit agreement, for further discussion please refer to the section entitled "— Liquidity and Capital Resources-Outlook" within this Item 7, and from other facilities worldwide. As of December 31, 2011, such commitments and their period of expiration are as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Bank issued letters of credit and guarantees	$ 835,700	$ 407,900	$ 335,500	$ 35,000	$ 57,300
Surety bonds	154,600	70,600	42,200	40,300	1,500
TOTAL COMMITMENTS	**$ 990,300**	**$ 478,500**	**$ 377,700**	**$ 75,300**	**$ 58,800**

Please refer to Note 9 to the consolidated financial statements in this annual report on Form 10-K for a discussion of guarantees.

Backlog and New Orders

New orders are recorded and added to the backlog of unfilled orders based on signed contracts as well as agreed letters of intent, which we have determined are legally binding and likely to proceed. Although backlog represents only business that is considered likely to be performed, cancellations or scope adjustments may and do occur. The elapsed time from the award of a contract to completion of performance may be up to approximately four years. The dollar amount of backlog is not necessarily indicative of our future earnings related to the performance of such work due to factors outside our control, such as changes in project schedules, scope adjustments or project cancellations. We cannot predict with certainty the portion of backlog to be performed in a given year. Backlog is adjusted quarterly to reflect new orders, project cancellations, deferrals, revised project scope and cost and sales of subsidiaries, if any.

Backlog measured in Foster Wheeler scope reflects the dollar value of backlog excluding third-party costs incurred by us on a reimbursable basis as agent or principal, which we refer to as flow-through costs. Foster Wheeler scope measures the component of backlog with profit potential and corresponds to our services plus fees for reimbursable contracts and total selling price for fixed-price or lump-sum contracts.

New Orders, Measured in Terms of Future Revenues

	2011			2010			2009		
	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total
By Project Location:									
North America	$ 403,700	$ 286,000	$ 689,700	$ 525,100	$ 223,500	$ 748,600	$ 544,000	$ 217,800	$ 761,800
South America	267,400	24,700	292,100	390,600	20,200	410,800	180,400	15,700	196,100
Europe	751,200	128,900	880,100	569,400	600,800	1,170,200	388,000	237,900	625,900
Asia	525,100	801,100	1,326,200	712,300	333,300	1,045,600	900,500	109,600	1,010,100
Middle East	245,100	14,200	259,300	304,200	25,800	330,000	262,900	29,400	292,300
Africa	119,300	6,000	125,300	284,300	100	284,400	81,800	200	82,000
Australasia and other*	713,100	—	713,100	116,200	—	116,200	513,100	400	513,500
TOTAL	**$ 3,024,900**	**$ 1,260,900**	**$ 4,285,800**	**$ 2,902,100**	**$ 1,203,700**	**$ 4,105,800**	**$ 2,870,700**	**$ 611,000**	**$ 3,481,700**

* *Australasia and other primarily represents Australia, New Zealand and the Pacific Islands.*

	2011			2010			2009		
	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total
By Industry:									
Power generation	$ 323,500	$ 1,143,400	$ 1,466,900	$ 22,900	$ 1,096,200	$ 1,119,100	$ 33,600	$ 512,200	$ 545,800
Oil refining	1,300,500	—	1,300,500	1,691,100	—	1,691,100	1,533,300	—	1,533,300
Pharmaceutical	43,800	—	43,800	70,300	—	70,300	55,100	—	55,100
Oil and gas	801,900	—	801,900	375,000	—	375,000	786,500	—	786,500
Chemical/ petrochemical	475,000	—	475,000	669,000	100	669,100	439,300	—	439,300
Power plant operation and maintenance	17,800	117,500	135,300	16,900	107,400	124,300	—	98,800	98,800
Environmental	6,500	—	6,500	14,700	—	14,700	17,300	—	17,300
Other, net of eliminations	55,900	—	55,900	42,200	—	42,200	5,600	—	5,600
TOTAL	**$ 3,024,900**	**$ 1,260,900**	**$ 4,285,800**	**$ 2,902,100**	**$ 1,203,700**	**$ 4,105,800**	**$ 2,870,700**	**$ 611,000**	**$ 3,481,700**

Backlog, Measured in Terms of Future Revenues

	December 31, 2011			December 31, 2010		
	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total
By Contract Type:						
Lump-sum turnkey	$ —	$ 164,300	$ 164,300	$ —	$ 424,400	$ 424,400
Other fixed-price	515,400	997,200	1,512,600	779,800	555,800	1,335,600
Reimbursable	1,904,800	44,400	1,949,200	2,157,900	61,600	2,219,500
TOTAL	**$ 2,420,200**	**$ 1,205,900**	**$ 3,626,100**	**$ 2,937,700**	**$ 1,041,800**	**$ 3,979,500**
By Project Location:						
North America	$ 483,200	$ 217,400	$ 700,600	$ 620,900	$ 189,500	$ 810,400
South America	328,100	25,500	353,600	389,200	30,400	419,600
Europe	637,100	234,500	871,600	382,500	517,800	900,300
Asia	413,300	711,100	1,124,400	481,200	269,300	750,500
Middle East	275,700	15,000	290,700	266,900	34,800	301,700
Africa	104,700	2,400	107,100	174,400	—	174,400
Australasia and other*	178,100	—	178,100	622,600	—	622,600
TOTAL	**$ 2,420,200**	**$ 1,205,900**	**$ 3,626,100**	**$ 2,937,700**	**$ 1,041,800**	**$ 3,979,500**

* *Australasia and other primarily represents Australia, New Zealand and the Pacific Islands.*

	Global E&C Group	Global Power Group	Total	Global E&C Group	Global Power Group	Total
By Industry:						
Power generation	$ 304,000	$ 1,090,000	$ 1,394,000	$ 15,100	$ 929,300	$ 944,400
Oil refining	1,468,400	—	1,468,400	1,726,200	—	1,726,200
Pharmaceutical	28,200	—	28,200	39,800	—	39,800
Oil and gas	303,600	—	303,600	793,800	—	793,800
Chemical/petrochemical	287,900	—	287,900	331,800	200	332,000
Power plant operation and maintenance	—	115,900	115,900	—	112,300	112,300
Environmental	3,600	—	3,600	8,500	—	8,500
Other, net of eliminations	24,500	—	24,500	22,500	—	22,500
TOTAL	**$ 2,420,200**	**$ 1,205,900**	**$ 3,626,100**	**$ 2,937,700**	**$ 1,041,800**	**$ 3,979,500**
Backlog, measured in terms of Foster Wheeler Scope	**$ 1,365,900**	**$ 1,196,400**	**$ 2,562,300**	**$ 1,611,300**	**$ 1,031,900**	**$ 2,643,200**
Global E&C Group Man-hours in Backlog *(in thousands)*	**11,600**		**11,600**	**12,700**		**12,700**

The foreign currency translation impact on backlog and Foster Wheeler scope backlog resulted in decreases of $73,000 and $69,900, respectively, as of December 31, 2011 as compared to December 31, 2010.

Inflation

The effect of inflation on our financial results is minimal. Although a majority of our revenues are realized under long-term contracts, the selling prices of such contracts, established for deliveries in the future, generally reflect estimated costs to complete the projects in these future periods. In addition, many of our projects are reimbursable at actual cost plus a fee, while some of the fixed-price contracts provide for price adjustments through escalation clauses.

Application of Critical Accounting Estimates

Our consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America. Management and the Audit Committee of our Board of Directors approve the critical accounting policies.

Highlighted below are the accounting policies that we consider significant to the understanding and operations of our business as well as key estimates that are used in implementing the policies.

Revenue Recognition

Revenues and profits on long-term contracts are recorded under the percentage-of-completion method.

Progress towards completion on fixed price contracts is measured based on physical completion of individual tasks for all contracts with a value of $5,000 or greater. For contracts with a value less than $5,000, progress toward completion is measured based on the ratio of costs incurred to total estimated contract costs (the cost-to-cost method).

Progress towards completion on cost-reimbursable contracts is measured based on the ratio of quantities expended to total forecasted quantities, typically man-hours. Incentives are also recognized on a percentage-of-completion basis when the realization of an incentive is assessed as probable. We include flow-through costs consisting of materials, equipment or subcontractor services as both operating revenues and cost of operating revenues on cost-reimbursable contracts when we have overall responsibility as the contractor for the engineering specifications and procurement or procurement services for such costs. There is no contract profit impact of flow-through costs as they are included in both operating revenues and cost of operating revenues.

Contracts in process are stated at cost, increased for profits recorded on the completed effort or decreased for estimated losses, less billings to the customer and progress payments on uncompleted contracts. A full provision for loss contracts is made at the time the loss becomes probable regardless of the stage of completion.

At any point, we have numerous contracts in progress, all of which are at various stages of completion. Accounting for revenues and profits on long-term contracts requires estimates of total contract costs and estimates of progress toward completion to determine the extent of revenue and profit recognition. We rely extensively on estimates to forecast quantities of labor (man-hours), materials and equipment, the costs for those quantities (including exchange rates), and the schedule to execute the scope of work including allowances for weather, labor and civil unrest. Many of these estimates cannot be based on historical data, as most contracts are for unique, specifically designed facilities. In determining the revenues, we must estimate the percentage-of-completion, the likelihood that the client will pay for the work performed, and the cash to be received net of any taxes ultimately due or withheld in the country where the work is performed. Projects are reviewed on an individual basis and the estimates used are tailored to the specific circumstances. In establishing these estimates, we exercise significant judgment, and all possible risks cannot be specifically quantified.

The percentage-of-completion method requires that adjustments or re-evaluations to estimated project revenues and costs, including estimated claim recoveries, be recognized on a project-to-date cumulative basis, as changes to the estimates are identified. Revisions to project estimates are made as additional information becomes known, including information that becomes available subsequent to the date of the consolidated financial statements up through the date such consolidated financial statements are filed with the SEC. If the final estimated profit to complete a long-term contract indicates a loss, provision is made immediately for the total loss anticipated. Profits are accrued throughout the life of the project based on the percentage-of-completion. The project life cycle, including project-specific warranty commitments, can be up to approximately six years in duration.

The actual project results can be significantly different from the estimated results. When adjustments are identified near or at the end of a project, the full impact of the change in estimate is recognized as a change in the profit on the contract in that period. This can result in a material impact on our results for a single reporting period. We review all of our material contracts on a monthly basis and revise our estimates as appropriate for developments such as earning project incentive bonuses, incurring or expecting to incur contractual liquidated damages for performance or schedule issues, providing services and purchasing third-party materials and equipment at costs differing from those previously estimated and testing completed facilities, which, in turn, eliminates or confirms completion and warranty-related costs. Project incentives are recognized when it is probable they will be earned. Project incentives are frequently tied to cost, schedule and/or safety targets and, therefore, tend to be earned late in a project's life cycle.

Changes in estimated final contract revenues and costs can either increase or decrease the final estimated contract profit. In the period in which a change in estimate is recognized, the cumulative impact of that change is recorded based on progress achieved through the period of change. There were 43, 46 and 43 separate projects that had final estimated contract profit revisions whose impact on contract profit exceeded $1,000 in 2011, 2010 and 2009, respectively. The changes in final estimated contract profit resulted in a net increase of $35,200, $56,800 and $69,000 to reported contract profit for 2011, 2010 and 2009, respectively, relating to the revaluation of work performed on contracts in prior periods. The changes in final estimated contract profit revisions during 2011 included the impact of two out-of-period corrections for reductions of final estimated profit totaling $7,800, which included final estimated profit reductions in our Global E&C Group and our Global Power Group of $3,200 and $4,600, respectively. The corrections were recorded in 2011 as they were not material to previously issued financial statements, nor are they material to the 2011 financial statements. The changes in final estimated contract profit revisions during 2009 included $24,300 for positive settlements on two projects in our Global E&C Group, of which $14,800 was associated with the receipt of a payment on a long outstanding arbitration award. The impact on contract profit is measured as of the beginning of each year and represents the incremental contract profit or loss that would have been recorded in prior periods had we been able to recognize in those periods the impact of the current period changes in final estimated profits.

Asbestos

Some of our U.S. and U.K. subsidiaries are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the United States and the United Kingdom. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by our subsidiaries during the 1970s and earlier. The calculation of asbestos-related liabilities and assets involves the use of estimates as discussed below.

We believe the most critical assumptions within our asbestos liability estimate are the number of future mesothelioma claims to be filed against us, the number of mesothelioma claims that ultimately will require payment from us or our insurers, and the indemnity payments required to resolve those mesothelioma claims.

United States

As of December 31, 2011, we had recorded total liabilities of $294,300 comprised of an estimated liability of $56,700 relating to open (outstanding) claims being valued and an estimated liability of $237,600 relating to future unasserted claims through December 31, 2026. Of the total, $50,900 is recorded in accrued expenses and $243,400 is recorded in asbestos-related liability on the consolidated balance sheet.

Since 2004, we have worked with Analysis Research Planning Corporation, or ARPC, nationally recognized consultants in the United States with respect to projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defense costs at year-end for the next 15 years. Since that time, we have recorded our estimated asbestos liability at a level consistent with ARPC's reasonable best estimate.

Based on its review of the 2011 activity, ARPC recommended that the assumptions used to estimate our future asbestos liability be updated as of December 31, 2011. Accordingly, we developed a revised estimate of our aggregate indemnity and defense costs through December 31, 2026 considering the advice of ARPC. In 2011, we revalued our liability for asbestos indemnity and defense costs through December 31, 2026 to $294,300, which brought our liability to a level consistent with ARPC's reasonable best estimate. In connection with updating our estimated asbestos liability and related asset, we recorded a charge of $16,000 in 2011 primarily related to the revaluation of our asbestos liability, which includes adjustments for actual settlement experience different from our estimates and the accrual of our rolling 15-year asbestos-related liability estimate. The total asbestos-related liabilities are comprised of our estimates for our liability relating to open (outstanding) claims being valued and our liability for future unasserted claims through December 31, 2026.

Our liability estimate is based upon the following information and/or assumptions: number of open claims, forecasted number of future claims, estimated average cost per claim by disease type – mesothelioma, lung cancer, and non-malignancies – and the breakdown of known and future claims into disease type – mesothelioma, lung cancer or non-malignancies, as well as other factors. The total estimated liability, which has not been discounted for the time value of money, includes both the estimate of forecasted indemnity amounts and forecasted defense costs. Total defense costs and indemnity liability payments are estimated to be incurred through year-end 2026, during which period the incidence of new claims is forecasted to decrease each year. We believe that it is likely that there will be new claims filed after December 31, 2026, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after December 31, 2026. Through December 31, 2011, total cumulative indemnity costs paid, prior to insurance recoveries, were approximately $764,900 and total cumulative defense costs paid were approximately $367,300, or approximately 32% of total defense and indemnity costs.

As of December 31, 2011, we had recorded assets of $174,700, which represents our best estimate of actual and probable insurance recoveries relating to our liability for pending and estimated future asbestos claims through December 31, 2026; $43,700 of this asset is recorded within accounts and notes receivable-other, and $131,000 is recorded as asbestos-related insurance recovery receivable on the consolidated balance sheet. Asbestos-related assets under executed settlement agreements with insurers due in the next 12 months are recorded within accounts and notes receivable-other and amounts due beyond 12 months are recorded within asbestos-related insurance recovery receivable. Our asbestos-related insurance recovery receivable also includes our best estimate of actual and probable insurance recoveries relating to our liability for pending and estimated future asbestos claims through December 31, 2026. Our asbestos-related assets have not been discounted for the time value of money.

Our insurance recoveries may be limited by future insolvencies among our insurers. Other than receivables related to bankruptcy court-approved settlements during liquidation proceedings, we have not assumed recovery in the estimate of our asbestos-related insurance asset from any of our currently insolvent insurers. We have considered the financial viability and legal obligations of our subsidiaries' insurance carriers and believe that the insurers or their guarantors will continue to reimburse a significant portion of claims and defense costs relating to asbestos litigation. As of December 31, 2011 and 2010, we have not recorded an allowance for uncollectible balances against our asbestos-related insurance assets. We write off receivables from insurers that have become insolvent; there have been no such write-offs during 2011, 2010 and 2009. During 2011, we reached an agreement with an insurer that was under bankruptcy liquidation and for which we had written off our receivable prior to 2009. The asset awarded under the bankruptcy liquidation for this insurer was $4,500 and was included in our asbestos-related assets as of December 31, 2011. Other insurers may become insolvent in the future and our insurers may fail to reimburse amounts owed to us on a timely basis. If we fail to realize the expected insurance recoveries, or experience delays in receiving material amounts from our insurers, our business, financial condition, results of operations and cash flows could be materially adversely affected.

We plan to update our forecasts periodically to take into consideration our experience and to update our estimate of future costs and expected insurance recoveries. The estimate of the liabilities and assets related to asbestos claims and recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amount of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes. Increases in the number of claims filed or costs to resolve those claims could cause us to increase further the estimates of the costs associated with asbestos claims and could have a material adverse effect on our financial condition, results of operations and cash flows.

The following chart reflects the sensitivities in the December 31, 2011 consolidated financial statements associated with a change in certain estimates used in relation to the U.S. asbestos-related liabilities.

Changes (Increase or Decreases) in Assumption:	Approximate Change in Liability
One-percentage point change in the inflation rate related to the indemnity and defense costs	$ 22,700
Twenty-five percent change in average indemnity settlement amount	47,700
Twenty-five percent change in forecasted number of new claims	52,600

Based on the December 31, 2011 liability estimate, an increase of 25% in the average per claim indemnity settlement amount would increase the liability by $47,700 as described above and the impact on expense would be dependent upon available additional insurance recoveries. Assuming no change to the assumptions currently used to estimate our insurance asset, this increase would result in a charge in the statement of operations of approximately 80% of the increase in the liability. Long-term cash flows would ultimately change by the same amount. Should there be an increase in the estimated liability in excess of 25%, the percentage of that increase that would be expected to be funded by additional insurance recoveries would decline.

Our subsidiaries have been effective in managing the asbestos litigation, in part, because our subsidiaries: (1) have access to historical project documents and other business records going back more than 50 years, allowing them to defend themselves by determining if the claimants were present at the location of the alleged asbestos exposure and, if so, the timing and extent of their presence; (2) maintain good records on insurance policies and have identified and validated policies issued since 1952; and (3) have consistently and vigorously defended these claims which has resulted in dismissal of claims that are without merit or settlement of meritorious claims at amounts that are considered reasonable.

United Kingdom

As of December 31, 2011, we had recorded total liabilities of $28,800 comprised of an estimated liability relating to open (outstanding) claims of $8,000 and an estimated liability relating to future unasserted claims through December 31, 2026 of $20,800. Of the total, $2,700 was recorded in accrued expenses and $26,100 was recorded in asbestos-related liability on the consolidated balance sheet. An asset in an equal amount was recorded for the expected U.K. asbestos-related insurance recoveries, of which $2,700 was recorded in accounts and notes receivable-other and $26,100 was recorded as asbestos-related insurance recovery receivable on the consolidated balance sheet. The liability estimates are based on a U.K. House of Lords judgment that pleural plaque claims do not amount to a compensable injury and accordingly, we have reduced our liability assessment. If this ruling is reversed by legislation, the total asbestos liability and related asset recorded in the U.K. would be approximately $42,000.

Defined Benefit Pension and Other Postretirement Benefit Plans

We have defined benefit pension plans in the U.S., the U.K., Canada, Finland, France, India and South Africa and we have other postretirement benefit plans, or OPEB plans, for health care and life insurance benefits in the U.S. and Canada.

Our defined benefit pension plans, or pension plans, cover certain full-time employees. Under the pension plans, retirement benefits are primarily a function of both years of service and level of compensation. The U.S. pension plans, which are closed to new entrants and additional benefit accruals, and the Canada, Finland, France and India pension plans are non-contributory. The U.K. pension plan, which is closed to new entrants and additional benefit accruals, and the South Africa pension plan are both contributory plans.

Certain employees in the U.S. and Canada may become eligible for health care and life insurance benefits, or other postretirement benefits, if they qualify for and commence receipt of normal or early retirement pension benefits as defined in the U.S. and Canada pension plans while working for us. Additionally, one of our subsidiaries in the U.S. also has a benefit plan which provides coverage for an employee's beneficiary upon the death of the employee. This plan has been closed to new entrants since 1988.

Our defined benefit pension and OPEB plans are accounted for in accordance with current accounting guidance, which requires us to recognize the funded status of each of our defined benefit pension and OPEB plans on the consolidated balance sheet. The guidance also requires us to recognize any gains or losses, which are not recognized as a component of annual service cost, as a component of comprehensive income, net of tax. Please refer to Note 8 of the consolidated financial statements in this annual report on Form 10-K for more information.

The calculations of defined benefit pension and OPEB plan liabilities, annual service cost and cash contributions required rely heavily on estimates about future events often extending decades into the future. We are responsible for establishing the assumptions used for the estimates, which include:

- The discount rate used to calculate the present value of future obligations;
- The expected long-term rate of return on plan assets;
- The expected rate of annual salary increases;
- The selection of the actuarial mortality tables;
- The annual healthcare cost trend rate (only for the OPEB plans); and
- The annual inflation rate.

We utilize our business judgment in establishing the estimates used in the calculations of our pension and OPEB plan liabilities, annual service cost and cash contributions. These estimates are updated on an annual basis or more frequently upon the occurrence of significant events. The estimates can vary significantly from the actual results and we cannot provide any assurance that the estimates used to calculate the pension OPEB plan liabilities included herein will approximate actual results. The volatility between the assumptions and actual results can be significant.

The following table summarizes the estimates used for our defined benefit pension and OPEB plans for 2011, 2010 and 2009:

	Pension Plans											
	United States			United Kingdom			Other			OPEB Plans		
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Net periodic benefit cost:												
Discount rate	5.11%	5.67%	6.23%	5.40%	5.70%	6.20%	5.40%	5.37%	6.18%	3.31%	4.53%	6.26%
Long-term rate of return	7.74%	7.75%	8.25%	6.40%	6.70%	6.30%	6.96%	7.37%	7.14%	N/A	N/A	N/A
Salary growth*	N/A	N/A	N/A	N/A	N/A	3.50%	3.59%	3.67%	3.07%	N/A	N/A	N/A
Projected benefit obligations:												
Discount rate	4.03%	5.11%	5.67%	4.80%	5.50%	5.70%	5.18%	5.68%	6.22%	3.85%	4.88%	5.45%
Salary growth*	N/A	N/A	N/A	N/A	N/A	4.05%	4.21%	4.22%	4.20%	N/A	N/A	N/A

* *Salary growth is not applicable for frozen pension plans as future salary levels do not affect benefits payable. N/A — Not applicable.*

The discount rate is developed using a market-based approach that matches our projected benefit payments to a spot yield curve of high-quality corporate bonds. Changes in the discount rate from period-to-period were generally due to changes in long-term interest rates.

The expected long-term rate of return on plan assets is developed using a weighted-average methodology, blending the expected returns on each class of investment in the plans' portfolio. The expected returns by asset class are developed considering both past performance and future considerations. We annually review and adjust, as required, the long-term rate of return for our pension plans. The weighted-average expected long-term rate of return on plan assets has ranged from 6.8% to 7.1% over the past three years.

The following tables reflect the sensitivities in the consolidated financial statements associated with a change in certain estimates used in relation to the U.S. and the U.K. defined benefit pension plans. Each of the sensitivities below reflects an evaluation of the change based solely on a change in that particular estimate.

	Approximate Increase/(Decrease)	
	Impact on Liabilities	Impact on 2012 Benefit Cost
U.S. Pension Plan:		
One-tenth of a percentage point increase in the discount rate	$ (4,389)	$ 40
One-tenth of a percentage point decrease in the discount rate	4,470	(42)
One-tenth of a percentage point increase in the expected return on plan assets	—	(319)
One-tenth of a percentage point decrease in the expected return on plan assets	—	319
U.K. Pension Plan:		
One-tenth of a percentage point increase in the discount rate	$ (11,525)	$ (261)
One-tenth of a percentage point decrease in the discount rate	11,755	258
One-tenth of a percentage point increase in the expected return on plan assets	—	(186)
One-tenth of a percentage point decrease in the expected return on plan assets	—	784

Accumulated net actuarial losses and prior service credits from our pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are $16,400 and $1,500, respectively. Estimated amortization of net transition obligation over the next year is inconsequential. Net actuarial losses reflect differences between expected and actual plan experience, including returns on plan assets, and changes in actuarial assumptions, all of which occurred over time. These net actuarial losses, to the extent not offset by future actuarial gains, will result in increases in our future pension costs depending on several factors, including whether such losses exceed the corridor in which losses are not amortized. The net actuarial losses outside the corridor are amortized over the expected remaining service periods of active participants (approximately 11, 14 and 18 years for the Canadian, South African and Finnish plans, respectively) and average remaining life expectancy of participants for our closed plans (approximately 24 and 29 years for the U.S. and U.K. plans, respectively) since benefits are closed.

A one-tenth of a percentage point decrease in the funding rates, used for calculating future funding requirements to the U.S. plan through 2016, would increase aggregate contributions over the next five years by approximately $3,300, while an increase by one-tenth of a percentage point would decrease aggregate contributions by approximately $2,700.

A one-tenth of a percentage point decrease in the funding rates, used for calculating future funding requirements to the U.K. plan through 2016, would increase aggregate contributions over the next five years by approximately $5,100, while an increase by one-tenth of a percentage point would decrease aggregate contributions by approximately $5,000.

Accumulated net actuarial losses and prior service credit that will be amortized from accumulated other comprehensive loss into net periodic postretirement benefit cost in connection with our OPEB plans over the next year are $500 and $3,500, respectively. The net actuarial losses outside the corridor are amortized over the average life expectancy of inactive participants (approximately 24 years) because benefits are closed. The prior service credits are amortized over schedules established at the date of each plan change (approximately 7 years).

Please refer to Note 8 to the consolidated financial statements in this annual report on Form 10-K for further discussion of our defined benefit pension and OPEB plans.

Share-Based Compensation Plans

Our share-based compensation plans include awards for stock options and restricted shares, restricted stock units and performance-based restricted stock units (collectively, "restricted awards"). We measure these awards at fair value on their grant date and recognize compensation cost in the consolidated statements of operations over their vesting period.

The following table summarizes our share-based compensation expense and related income tax benefit:

	2011	2010	2009
Share-based compensation	$ 21,849	$ 22,996	$ 22,781
Related income tax benefit	413	353	448

As of December 31, 2011, the breakdown of our unrecognized compensation cost and related weighted-average period for the cost to be recognized were as follows:

	December 31, 2011	Weighted-Average Period for Cost to be Recognized
Unrecognized compensation cost:		
Stock options	$ 8,942	2 years
Restricted awards	15,797	2 years
TOTAL UNRECOGNIZED COMPENSATION COST	**$ 24,739**	**2 YEARS**

We estimate the fair value of each option award on the date of grant using the Black-Scholes option valuation model. We then recognize the grant date fair value of each option as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period). The Black-Scholes model incorporates the following assumptions:

- Expected volatility — we estimate the volatility of our share price at the grant date using a "look-back" period which coincides with the expected term, defined below. We believe using a "look-back" period which coincides with the expected term is the most appropriate measure for determining expected volatility.
- Expected term — we estimate the expected term using the "simplified" method, as outlined in Staff Accounting Bulletin No. 107, "Share-Based Payment."
- Risk-free interest rate — we estimate the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant.
- Dividends — we use an expected dividend yield of zero because we have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends.

We estimate the fair value of restricted share unit awards using the market price of our shares on the date of grant. We then recognize the fair value of each restricted share unit award as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period).

Certain of our executives have been awarded performance-based restricted share units. Under these awards, the number of restricted share units that ultimately vest depend on our share price performance against specified performance goals, which are defined in our performance-based award agreements. We estimate the grant date fair value of each performance-based restricted share unit award using a Monte Carlo valuation model. We then recognize the fair value of each restricted share unit award as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period).

We estimate pre-vesting forfeitures at the time of grant using a combination of historical data and demographic characteristics, and we revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We record share-based compensation expense only for those awards that are expected to vest.

If factors change and we employ different assumptions in the application of current accounting guidance, the compensation expense that we record for awards in future periods may differ significantly from what we have recorded in the current period. There is a high degree of subjectivity involved in selecting the option pricing model assumptions used to estimate share-based compensation expense. Consequently, there is a risk that our estimates of the fair value of our share-based compensation awards on the grant dates may bear little resemblance to the actual value realized upon the exercise/vesting, expiration or forfeiture of those share-based payments in the future. Stock options and performance-based restricted share units may expire worthless or otherwise result in zero intrinsic value compared to the fair value originally estimated on the grant date and the expense reported in the consolidated financial statements. Alternatively, value may be realized from these instruments that are significantly in excess of the fair value originally estimated on the grant date and the expense reported in the consolidated financial statements.

There are significant differences among valuation models. This may result in a lack of comparability with other companies that use different models, methods and assumptions. There is also a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and may materially affect the fair value estimate of share-based payments.

Please refer to Note 11 to the consolidated financial statements in this annual report on Form 10-K for further discussion of our share-based compensation plans.

Goodwill and Intangible Assets

At least annually, we evaluate goodwill for potential impairment. We test goodwill for impairment at the reporting unit level, which is defined as the components one level below our operating segments, as these components constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components. Presently, goodwill exists in three of our reporting units — one within our Global Power Group business segment and two within our Global E&C Group business segment.

We first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the reporting unit is greater than its carrying amount, if so no further assessments are performed. We then perform an impairment test on reporting units where we have determined that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In the fourth quarter of each year, we evaluate goodwill at each reporting unit to assess recoverability, and impairments, if any, are recognized in earnings. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill.

Intangible assets with determinable useful lives are amortized over their respective estimated useful lives and reviewed for impairment together with other tangible long-lived assets whenever events or circumstances indicate that an impairment may exist.

We determined that both the income and market valuation approaches provide inputs into the estimate of the fair value of our reporting units, which would be considered by market participants. Under the income valuation approach, we employ a discounted cash flow model to estimate the fair value of each reporting unit. This model requires the use of significant estimates and assumptions regarding future revenues, costs, margins, capital expenditures, changes in working capital, terminal year growth rate and cost of capital. Our cash flow models are based on our forecasted results for the applicable reporting units. The models also assume a 3% growth rate in the terminal year. Actual results could differ from our projections.

Under the market valuation approach, we employ the guideline publicly traded company method, which indicates the fair value of the equity of each reporting unit by comparing it to publicly traded companies in similar lines of business. After identifying and selecting guideline companies, we analyze their business and financial profiles for relative similarity. Factors such as size, growth, risk and profitability are analyzed and compared to each of our reporting units.

During our 2011 annual evaluation, we noted that the indicated fair value was above the carrying value of each reporting unit.

Goodwill of $22,300 related to one of our Global E&C Group's reporting units. Our estimate of the fair value of this reporting unit during our 2011 impairment test was sufficiently in excess of its carrying value even after conducting various sensitivity analyses on key assumptions, such that no adjustment to the carrying value of goodwill was required. However, should the performance of this unit deteriorate in the future, which could result in a decline in its estimated fair value, its carrying value could exceed its fair value in future periods, which could lead to an impairment of goodwill.

Income Taxes

Deferred tax assets and liabilities are established for tax attributes (credits or loss carryforwards) and temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates based on the date of enactment. Within each jurisdiction and taxpaying component, current deferred tax assets and liabilities and noncurrent deferred tax assets and liabilities are combined and presented as a net amount.

Deferred tax assets are reduced by a valuation allowance when, based upon available evidence, it is more likely than not that the tax benefit of loss carryforwards (or other deferred tax assets) will not be realized in the future. In evaluating our ability to realize our deferred tax assets within the various tax jurisdictions in which they arise, we consider all available positive and negative evidence, including scheduled reversals of taxable temporary differences, projected future taxable income, tax planning strategies and recent financial performance. Projecting future taxable income requires significant assumptions about future operating results, as well as the timing and character of taxable income in numerous jurisdictions. For statutory purposes, the majority of the deferred tax assets for which a valuation allowance is provided as of December 31, 2011 do not begin to expire until 2025 or later, based on the current tax laws. We have a valuation allowance of $399,000 recorded as of December 31, 2011.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Our subsidiaries file income tax returns in numerous tax jurisdictions, including the United States, several U.S. states and numerous non-U.S. jurisdictions around the world. Tax returns are also filed in jurisdictions where our subsidiaries execute project-related work. The statute of limitations varies by jurisdiction. Because of the number of jurisdictions in which we file tax returns, in any given year the statute of limitations in a number of jurisdictions may expire within 12 months from the balance sheet date. As a result, we expect recurring changes in unrecognized tax benefits due to the expiration of the statute of limitations, none of which are expected to be individually significant. With few exceptions, we are no longer subject to U.S. (including federal, state and local) or non-U.S. income tax examinations by tax authorities for years before 2007.

A number of tax years are under audit by the tax authorities in various jurisdictions, including the U.S. and several states within the U.S.

We anticipate that several of these audits may be concluded in the foreseeable future, including in 2012. Based on the status of these audits, it is reasonably possible that the conclusion of the audits may result in a reduction of unrecognized tax benefits. However, it is not possible to estimate the magnitude of any such reduction at this time.

As of December 31, 2011, we had $53,700 of unrecognized tax benefits, all of which would, if recognized, affect our effective tax rate before existing valuation allowance considerations.

We recognize interest accrued on the unrecognized tax benefits in interest expense and penalties on the unrecognized tax benefits in other deductions, net on our consolidated statement of operations. Previously accrued interest and/or penalties that are ultimately not assessed reduce current year expense.

Please refer to Note 13 to the consolidated financial statements in this annual report on Form 10-K for further discussion of our income taxes.

Accounting Developments

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. ("ASU") 2011-05, "Comprehensive Income." ASU 2011-05 amends existing guidance in order to increase the prominence of items reported in other comprehensive income and eliminates the option to present components of other comprehensive income as part of the statement of changes in equity, the presentation format that we currently employ. Under ASU 2011-05, all non-owner changes in equity are required to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. For public companies, ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. Although we have not yet determined the manner of presentation that we will select, the adoption of this standard, beginning with our consolidated financial statements included in our quarterly report on Form 10-Q for the quarter ending March 31, 2012, will not have a material impact on our results of operation or financial position.

ITEM 7A Quantitative and Qualitative Disclosures About Market Risk

(amounts in thousands of dollars)

Interest Rate Risk

We are exposed to changes in interest rates should we need to borrow under our U.S. senior secured credit agreement (there were no such borrowings as of December 31, 2011 and, based on current operating plans and cash flow forecasts, none are expected in 2012) and, to a limited extent, under our variable rate special-purpose limited recourse project debt for any portion of the debt for which we have not entered into a fixed rate swap agreement. If average market rates are 100-basis points higher in the next twelve months, our interest expense for such period of time would increase, and our income before income taxes would decrease, by approximately $100. This amount has been determined by considering the impact of the hypothetical interest rates on our variable rate borrowings as of December 31, 2011 and does not reflect the impact of interest rate changes on outstanding debt held by certain of our equity interests since such debt is not consolidated on our balance sheet.

Foreign Currency Risk

We operate on a worldwide basis with substantial operations in Europe that subject us to foreign currency exchange rate risk mainly relative to the British pound, Euro and Polish Zloty. Under our risk management policies, we do not hedge translation risk exposure.

All activities of our affiliates are recorded in their functional currency, which is typically the local currency in the country of domicile of the affiliate. In the ordinary course of business, our affiliates enter into transactions in currencies other than their respective functional currencies. We seek to minimize the resulting foreign currency transaction risk by contracting for the procurement of goods and services in the same currency as the sales value of the related long-term contract.

We further mitigate the risk through the use of foreign currency forward contracts to hedge the exposed item, such as anticipated purchases or revenues, back to their functional currency. We utilize all such financial instruments solely for hedging, and our company policy prohibits the speculative use of such instruments. However, for financial reporting purposes, these contracts are generally not accounted for as hedges.

The notional amount of our foreign currency forward contracts provides one measure of our transaction volume outstanding as of the balance sheet date. As of December 31, 2011, we had a total gross notional amount of approximately $233,500 related to foreign currency forward contracts and the primary currencies movements hedged were the British pound, Chinese yuan, Euro, Polish zloty and U.S. dollar. Amounts ultimately realized upon final settlement of these financial instruments, along with the gains and losses on the underlying exposures within our long-term contracts, will depend on actual market exchange rates during the remaining life of the instruments. The contract maturity dates range from 2012 through 2013.

We are exposed to credit loss in the event of non-performance by the counterparties. These counterparties are commercial banks that are primarily rated "BBB+" or better by S&P (or the equivalent by other recognized credit rating agencies). Further significant deterioration of the current global economic and credit market environment, particularly in the Eurozone countries, could challenge our efforts to maintain our well-diversified asset allocation with creditworthy financial institutions.

Please refer to Note 10 to the consolidated financial statements in this annual report on Form 10-K for further information on our primary foreign currency forward exchange contracts.

ITEM 8 Financial Statements and Supplementary Data

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Foster Wheeler AG:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Foster Wheeler AG and its subsidiaries ("the Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A of the Company's Form 10-K. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Florham Park, New Jersey

February 23, 2012

Foster Wheeler AG and Subsidiaries
Consolidated Statement of Operations

(in thousands of dollars, except per share amounts)	2011	2010	2009
Operating revenues	$ 4,480,729	$ 4,067,719	$ 5,056,334
Cost of operating revenues	3,939,274	3,468,933	4,297,687
Contract profit	541,455	598,786	758,647
Selling, general and administrative expenses	309,996	303,330	294,907
Other income, net	(51,607)	(60,444)	(52,263)
Other deductions, net	43,969	41,221	30,931
Interest income	(18,922)	(11,581)	(10,535)
Interest expense	12,876	15,610	14,122
Net asbestos-related provision	9,901	5,410	26,365
Income before income taxes	235,242	305,240	455,120
Provision for income taxes	58,514	74,531	93,762
Net income	176,728	230,709	361,358
Less: Net income attributable to noncontrolling interests	14,345	15,302	11,202
Net income attributable to Foster Wheeler AG	$ 162,383	$ 215,407	$ 350,156
Earnings per share (see Note 1):			
Basic	$ 1.35	$ 1.71	$ 2.77
Diluted	$ 1.35	$ 1.70	$ 2.75

See notes to consolidated financial statements.

Foster Wheeler AG and Subsidiaries
Consolidated Balance Sheet

(in thousands of dollars, except share data and per share amounts)	December 31, 2011	December 31, 2010
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 718,049	$ 1,057,163
Short-term investments	1,294	—
Accounts and notes receivable, net:		
Trade	428,433	577,400
Other	97,495	96,758
Contracts in process	166,648	165,389
Prepaid, deferred and refundable income taxes	62,616	59,977
Other current assets	49,181	37,813
Total current assets	**1,523,716**	**1,994,500**
Land, buildings and equipment, net	341,987	362,087
Restricted cash	44,094	27,502
Notes and accounts receivable — long-term	6,210	2,648
Investments in and advances to unconsolidated affiliates	211,109	217,071
Goodwill	104,654	88,917
Other intangible assets, net	74,386	66,070
Asbestos-related insurance recovery receivable	157,127	194,570
Other assets	118,178	84,078
Deferred tax assets	25,482	23,034
TOTAL ASSETS	**$ 2,606,943**	**$ 3,060,477**
LIABILITIES, TEMPORARY EQUITY AND EQUITY		
Current Liabilities:		
Current installments on long-term debt	$ 12,683	$ 11,996
Accounts payable	250,171	239,071
Accrued expenses	237,089	240,894
Billings in excess of costs and estimated earnings on uncompleted contracts	547,732	684,090
Income taxes payable	39,645	34,623
Total current liabilities	**1,087,320**	**1,210,674**
Long-term debt	136,428	152,574
Deferred tax liabilities	41,349	42,179
Pension, postretirement and other employee benefits	171,065	166,362
Asbestos-related liability	269,520	307,619
Other long-term liabilities	160,596	160,785
Commitments and contingencies		
TOTAL LIABILITIES	**1,866,278**	**2,040,193**
Temporary Equity:		
Non-vested share-based compensation awards subject to redemption	4,993	4,935
TOTAL TEMPORARY EQUITY	**4,993**	**4,935**
Equity:		
Registered shares:		
CHF 3.00 par value; authorized: 187,847,379 shares and 192,156,579 shares, respectively; conditionally authorized: 59,781,738 shares and 60,675,249 shares, respectively; issued: 125,529,423 shares and 128,948,622 shares, respectively; outstanding: 108,289,003 shares and 124,635,912 shares, respectively.	321,181	334,052
Paid-in capital	606,053	659,739
Retained earnings	699,971	537,588
Accumulated other comprehensive loss	(530,068)	(464,504)
Treasury shares (outstanding: 17,240,420 shares and 4,312,710 shares, respectively)	(409,390)	(99,182)
TOTAL FOSTER WHEELER AG SHAREHOLDERS' EQUITY	**687,747**	**967,693**
Noncontrolling interests	47,925	47,656
TOTAL EQUITY	735,672	1,015,349
TOTAL LIABILITIES, TEMPORARY EQUITY AND EQUITY	**$ 2,606,943**	**$ 3,060,477**

See notes to consolidated financial statements.

Foster Wheeler AG and Subsidiaries

Consolidated Statement of Changes in Equity

(in thousands of dollars, except share data)	Shares				Preferred Shares Value
	Preferred	Common	Registered	Treasury	
Balance at December 26, 2008	**1,079**	**126,177,611**	—	—	$ —
Net income	—	—	—	—	—
Other comprehensive income, net of tax:					
Foreign currency translation	—	—	—	—	—
Cash flow hedges	—	—	—	—	—
Pension and other postretirement benefits	—	—	—	—	—
Comprehensive income					
Issuance of common shares upon conversion of preferred shares	(4)	520	—	—	—
Issuance of common shares upon exercise of share purchase warrants	—	2,021	—	—	—
Issuance of common shares upon vesting of restricted awards	—	97,535	—	—	—
Repurchase and retirement of shares	—	(1,575)	—	—	—
Cancellation of common shares and issuance of registered shares	—	(126,276,112)	126,276,112	—	—
Issuance of registered shares upon conversion of preferred shares	(1,075)	—	139,802	—	—
Issuance of registered shares upon exercise of share purchase warrants	—	—	594,280	—	—
Issuance of registered shares upon exercise of stock options	—	—	65,026	—	—
Issuance of registered shares upon vesting of restricted awards	—	—	366,723	—	—
Distributions to noncontrolling interests	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—
Excess tax shortfall related to share-based compensation	—	—	—	—	—
Balance at December 31, 2009	—	—	**127,441,943**	—	$ —
Net income	—	—	—	—	—
Other comprehensive income, net of tax:					
Foreign currency translation	—	—	—	—	—
Cash flow hedges	—	—	—	—	—
Pension and other postretirement benefits	—	—	—	—	—
Comprehensive Income					
Issuance of registered shares upon exercise of stock options	—	—	1,185,186	—	—
Issuance of registered shares upon vesting of restricted awards	—	—	321,493	—	—
Distributions to noncontrolling interests	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—
Excess tax benefit related to share-based compensation	—	—	—	—	—
Repurchase of shares	—	—	—	4,312,710	—
Balance at December 31, 2010	—	—	**128,948,622**	**4,312,710**	$ —
Net income	—	—	—	—	—
Other comprehensive income, net of tax:					
Foreign currency translation	—	—	—	—	—
Cash flow hedges	—	—	—	—	—
Pension and other postretirement benefits	—	—	—	—	—
Comprehensive Income					
Issuance of registered shares upon exercise of stock options	—	—	414,361	—	—
Issuance of registered shares upon vesting of restricted awards	—	—	479,150	—	—
Distributions to noncontrolling interests	—	—	—	—	—
Capital contribution from noncontrolling interests	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—
Excess tax shortfall related to share-based compensation	—	—	—	—	—
Repurchase of registered shares	—	—	—	17,240,420	—
Retirement of registered shares	—	—	(4,312,710)	(4,312,710)	—
Balance at December 31, 2011	—	—	**125,529,423**	**17,240,420**	$ —

See notes to consolidated financial statements.

Common Shares Value	Registered Shares Value	Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Treasury Shares Value	Total Foster Wheeler AG Shareholder's Equity	Noncontrolling Interests	Total Equity
$ 1,262	$ —	$ 914,063	$ (27,975)	$ (494,788)	$ —	$ 392,562	$ 28,718	$ 421,280
—	—	—	350,156	—	—	350,156	11,202	361,358
—	—	—	—	29,287	—	29,287	1,181	30,468
—	—	—	—	(1,524)	—	(1,524)	—	(1,524)
—	—	—	—	29,021	—	29,021	40	29,061
						406,940	12,423	419,363
—	—	—	—	—	—	—	—	—
—	—	9	—	—	—	9	—	9
1	—	(1)	—	—	—	—	—	—
—	—	(28)	—	—	—	(28)	—	(28)
(1,263)	326,070	(324,807)	—	—	—	—	—	—
—	361	(361)	—	—	—	—	—	—
—	1,711	1,076	—	—	—	2,787	—	2,787
—	189	1,322	—	—	—	1,511	—	1,511
—	1,071	(1,071)	—	—	—	—	—	—
—	—	—	—	—	—	—	(2,171)	(2,171)
—	—	27,797	—	—	—	27,797	—	27,797
—	—	(61)	—	—	—	(61)	—	(61)
$ —	$ 329,402	$ 617,938	$ 322,181	$ (438,004)	$ —	$ 831,517	$ 38,970	$ 870,487
—	—	—	215,407	—	—	215,407	15,302	230,709
—	—	—	—	(22,537)	—	(22,537)	1,748	(20,789)
—	—	—	—	(837)	—	(837)	—	(837)
—	—	—	—	(3,126)	—	(3,126)	(333)	(3,459)
						188,907	16,717	205,624
—	3,638	22,164	—	—	—	25,802	—	25,802
—	1,012	(1,012)	—	—	—	—	—	—
—	—	—	—	—	—	—	(8,031)	(8,031)
—	—	20,631	—	—	—	20,631	—	20,631
—	—	18	—	—	—	18	—	18
—	—	—	—	—	(99,182)	(99,182)	—	(99,182)
$ —	$ 334,052	$ 659,739	$ 537,588	$ (464,504)	$ (99,182)	$ 967,693	$ 47,656	$ 1,015,349
—	—	—	162,383	—	—	162,383	14,345	176,728
—	—	—	—	(21,694)	—	(21,694)	(2,795)	(24,489)
—	—	—	—	(1,702)	—	(1,702)	—	(1,702)
—	—	—	—	(42,168)	—	(42,168)	(33)	(42,201)
						96,819	11,517	108,336
—	1,334	9,557	—	—	—	10,891	—	10,891
—	1,570	(1,570)	—	—	—	—	—	—
—	—	—	—	—	—	—	(11,373)	(11,373)
—	—	—	—	—	—	—	125	125
—	—	21,791	—	—	—	21,791	—	21,791
—	—	(57)	—	—	—	(57)	—	(57)
—	—	—	—	—	(409,390)	(409,390)	—	(409,390)
—	(15,775)	(83,407)	—	—	99,182	—	—	—
$ —	$ 321,181	$ 606,053	$ 699,971	$ (530,068)	$ (409,390)	$ 687,747	$ 47,925	$ 735,672

Foster Wheeler AG and Subsidiaries

Consolidated Statement of Cash Flows

(in thousands of dollars)	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 176,728	$ 230,709	$ 361,358
Adjustments to reconcile net income to cash flows from operating activities:			
Depreciation and amortization	49,456	54,155	45,759
Gain on curtailment of defined benefit pension plans	—	(19,562)	—
Gain on repayment of project debt	—	(21,865)	(9,914)
Net asbestos-related provision	9,915	15,823	27,615
Share-based compensation expense	21,849	22,996	22,781
Excess tax shortfall/(benefit) related to share-based compensation	57	(18)	61
Deferred income tax (benefit)/provision	(16,316)	33,241	19,681
(Gain)/loss on sale of assets	(974)	316	822
Net dividends/(equity in earnings) from investees	8,017	(8,076)	(8,429)
Other noncash items	—	1,678	5
Changes in assets and liabilities:			
Decrease/(increase) in receivables	127,113	(54,945)	111,558
Net change in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts	(126,000)	140,756	(133,058)
Increase/(decrease) in accounts payable and accrued expenses	16,068	(91,111)	(105,193)
Increase/(decrease) in income taxes payable	3,503	(31,200)	(1,389)
Net change in other current assets and liabilities	(10,569)	9,000	7,968
Decrease in pension, postretirement and other employee benefits	(73,464)	(89,498)	(33,031)
Net change in asbestos-related assets and liabilities	(7,898)	(718)	(25,639)
Net change in other long-term assets and liabilities	8,261	(13,013)	9,660
Net cash provided by operating activities	**185,746**	**178,668**	**290,615**
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments related to acquisition of businesses, net of cash acquired	(29,376)	(4,191)	(32,619)
Change in restricted cash	(18,646)	6,017	(11,892)
Capital expenditures	(28,080)	(23,278)	(45,623)
Proceeds from sale of investments and other assets	2,157	5,087	1,117
Investments in and advances to unconsolidated affiliates	—	—	(911)
Return of investment from unconsolidated affiliates	2	3,232	—
Purchase of short-term investments	(1,546)	—	—
Proceeds from sale of short-term investments	—	19	2,663
Net cash used in investing activities	**(75,489)**	**(13,114)**	**(87,265)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchase of shares	(409,390)	(99,182)	(28)
Distributions to noncontrolling interests	(11,373)	(8,031)	(2,171)
Proceeds from capital contribution from noncontrolling interests	138	—	—
Proceeds from share purchase warrants exercised	—	—	2,796
Proceeds from stock options exercised	11,910	25,748	546
Excess tax (shortfall)/benefit related to share-based compensation	(57)	18	(61)
Payment of deferred financing costs	—	(4,504)	—
Proceeds from issuance of debt	—	2,197	13,090
Repayment of debt and capital lease obligations	(12,530)	(16,740)	(12,716)
Net cash(used in)/provided by financing activities	**(421,302)**	**(100,494)**	**1,456**
Effect of exchange rate changes on cash and cash equivalents	(28,069)	(5,055)	19,189
(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	**(339,114)**	**60,005**	**223,995**
Cash and cash equivalents at beginning of year	1,057,163	997,158	773,163
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 718,049**	**$ 1,057,163**	**$ 997,158**
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 12,193	$ 13,861	$ 14,856
Income taxes	$ 82,265	$ 76,635	$ 86,685

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(amounts in thousands of dollars, except share data and per share amounts)

NOTE 1 Summary of Significant Accounting Policies

Basis of Presentation

At a special court-ordered meeting of common shareholders held on January 27, 2009, the common shareholders of Foster Wheeler Ltd. approved a scheme of arrangement under Bermuda law. On February 9, 2009, after receipt of the approval of the scheme of arrangement by the Supreme Court of Bermuda and the satisfaction of certain other conditions, the transactions contemplated by the scheme of arrangement were effected. Pursuant to the scheme of arrangement, among other things, all previously outstanding whole common shares of Foster Wheeler Ltd. were cancelled and the common shareholders of Foster Wheeler Ltd. became common shareholders of Foster Wheeler AG, a Swiss corporation, and Foster Wheeler Ltd. became a wholly-owned subsidiary of Foster Wheeler AG, a holding company that owns the stock of its various subsidiary companies. The steps of the scheme of arrangement together with certain related transactions, which are collectively referred to throughout the Notes to the consolidated financial statements as the "Redomestication," effectively changed our place of incorporation from Bermuda to the Canton of Zug, Switzerland. In January 2010, we relocated our principal executive offices to Geneva, Switzerland. Please see Note 18 for further information related to the Redomestication.

The fiscal year of Foster Wheeler AG ends on December 31 of each calendar year. Foster Wheeler AG's fiscal quarters end on the last day of March, June and September. The fiscal years of our non-U.S. operations are the same as the parent's. The fiscal year of Foster Wheeler Ltd., the parent company prior to the Redomestication, was the 52- or 53-week annual accounting period ending the last Friday in December and ended on December 26, 2008 for 2008. The fiscal year of our U.S. operations is the 52- or 53-week annual accounting period ending on the last Friday in December.

Certain prior period amounts have been reclassified to conform to the current year presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of Foster Wheeler AG and all significant U.S. and non-U.S. subsidiaries as well as certain entities in which we have a controlling interest. Intercompany transactions and balances have been eliminated. See below "— *Variable Interest Entities*" for further information related to the consolidation of variable interest entities.

Capital Alterations

See above "— *Basis of Presentation*" and Note 18 for further information related to the Redomestication.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Changes in estimates are reflected in the periods in which they become known. Significant estimates are used in accounting for long-term contracts including estimates of total costs, progress toward completion and customer and vendor claims, employee benefit plan obligations and share-based compensation plans. In addition, we also use estimates when accounting for uncertain tax positions and deferred taxes, asbestos liabilities and expected recoveries and when assessing goodwill for impairment, among others.

Revenue Recognition on Long-Term Contracts

Revenues and profits on long-term contracts are recorded under the percentage-of-completion method.

Progress towards completion on fixed-price contracts is measured based on physical completion of individual tasks for all contracts with a value of $5,000 or greater. For contracts with a value less than $5,000, progress toward completion is measured based on the ratio of costs incurred to total estimated contract costs (the cost-to-cost method).

Progress towards completion on cost-reimbursable contracts is measured based on the ratio of quantities expended to total forecasted quantities, typically man-hours. Incentives are also recognized on a percentage-of-completion basis when the realization of an incentive is assessed as probable. We include flow-through costs consisting of materials, equipment or subcontractor services as both operating revenues and cost of operating revenues on cost-reimbursable contracts when we have overall responsibility as the contractor for the engineering specifications and procurement or procurement services for such costs. There is no contract profit impact of flow-through costs as they are included in both operating revenues and cost of operating revenues.

Contracts in process are stated at cost, increased for profits recorded on the completed effort, less billings to the customer and progress payments on uncompleted contracts. A full provision for loss contracts is made at the time the loss becomes probable regardless of the stage of completion.

At any point, we have numerous contracts in progress, all of which are at various stages of completion. Accounting for revenues and profits on long-term contracts requires estimates of total contract costs and estimates of progress toward completion to determine the extent of revenue and profit recognition. These estimates may be revised as additional information becomes available or as specific project circumstances change. We review all of our material contracts on a monthly basis and revise our estimates as appropriate for developments such as earning project incentive bonuses, incurring or expecting to incur contractual liquidated damages for performance or schedule issues, providing services and purchasing third-party materials and equipment at costs differing from those previously estimated and testing completed facilities, which, in turn, eliminates or confirms completion and warranty-related costs. Project incentives are recognized when it is probable they will be earned. Project incentives are frequently tied to cost, schedule and/or safety targets and, therefore, tend to be earned late in a project's life cycle.

Changes in estimated final contract revenues and costs can either increase or decrease the final estimated contract profit. In the period in which a change in estimate is recognized, the cumulative impact of that change is recorded based on progress achieved through the period of change. The following table summarizes the number of separate projects that experienced final estimated contract profit revisions with an impact on contract profit in excess of $1,000 relating to the revaluation of work performed in prior periods:

	2011	2010	2009
Number of separate projects	43	46	43
Net increase in contract profit from the regular revaluation of final estimated contract profit revisions	$ 35,200	$ 56,800	$ 69,000

The changes in final estimated contract profit revisions during 2011 included the impact of two out-of-period corrections for reductions of final estimated profit totaling $7,800, which included final estimated profit reductions in our Global Engineering and Construction Group ("Global E&C Group") and our Global Power Group of $3,200 and $4,600, respectively. The corrections were recorded in 2011 as they were not material to previously issued financial statements, nor are they material to the 2011 financial statements.

The changes final estimated contract profit revisions during 2009 included $24,300 for positive settlements on two projects in our Global E&C Group business segment, of which $14,800 was associated with the receipt of a payment on a long-outstanding arbitration award.

Please see Note 14 for further information related to changes in final estimated contract profit and the impact on business segment results.

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, disputed or unapproved change orders as to both scope and price or other causes of unanticipated additional costs. We record claims as additional contract revenue if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. These two requirements are satisfied by the existence of all of the following conditions: the contract or other evidence provides a legal basis for the claim; additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in our performance; costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed; and the evidence supporting the claim is objective and verifiable. If such requirements are met, revenue from a claim may be recorded only to the extent that contract costs relating to the claim have been incurred. Costs attributable to claims are treated as costs of contract performance as incurred and are recorded in contracts in process.

Our consolidated financial statements included the following regarding commercial claims:

	December 31, 2011	December 31, 2010
Assumed recovery of commercial claims	$ 6,700	$ 7,300
Claims yet to be expended	$ 300	$ —

In certain circumstances, we may defer pre-contract costs when it is probable that these costs will be recovered under a future contract. Such deferred costs would then be included in contract costs upon execution of the anticipated contract. Deferred pre-contract costs were immaterial as of December 31, 2011 and 2010.

Certain special-purpose subsidiaries in our Global Power Group business segment are reimbursed by customers for their costs of building and operating certain facilities over the lives of the corresponding service contracts. Depending on the specific legal rights and obligations under these arrangements, in some cases those reimbursements are treated as operating revenues at gross value and other cases as a reduction of cost.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid short-term investments with original maturities of three months or less at the date of acquisition. We are dependent on cash repatriations to cover essentially all payments and expenses of our holding company and principal executive offices in Switzerland, to cover cash needs related to our asbestos related liability and other overhead expenses in the U.S. and, at our discretion, to cover the acquisition of our shares under our share repurchase program. Cash and cash equivalents of $588,307 and $824,938 were held by our non-U.S. entities as of December 31, 2011 and 2010, respectively. These entities require a portion of these funds to support their liquidity and working capital needs, as well as to comply with required minimum capitalization requirements and, in some cases, contractual restrictions. Accordingly, a portion of these funds may not be readily available for repatriation to our entities in Switzerland or the U.S.

Trade Accounts Receivable

Trade accounts receivable represent amounts billed to customers. In accordance with terms under our long-term contracts, our customers may withhold certain percentages of such billings until completion and acceptance of the work performed, which we refer to as retention receivables. Final payment of retention receivables might not be received within a one-year period. In conformity with industry practice, however, the full amount of accounts receivable, including such amounts withheld, are included in current assets on the consolidated balance sheet. Please see Note 3 for more detailed information regarding our retention receivable balances.

Trade accounts receivable are continually evaluated for collectibility. Provisions are established on a project-specific basis when there is an issue associated with the client's ability to make payments or there are circumstances where the client is not making payment due to contractual issues.

Contracts in Process and Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts

Under long-term contracts, amounts recorded in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts may not be realized or paid, respectively, within a one-year period. In conformity with relevant industry accounting standards, however, the full amount of contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts is included in current assets and current liabilities, respectively on the consolidated balance sheet.

Inventories

Inventories, principally materials and supplies, are stated at the lower of cost or market, determined primarily on the average-cost method. We had inventories of $16,738 and $11,255 as of December 31, 2011 and 2010, respectively. Such amounts are recorded within other current assets on the consolidated balance sheet.

Land, Buildings and Equipment

Depreciation is computed on a straight-line basis using estimated lives ranging from 10 to 50 years for buildings and from 3 to 35 years for equipment. Depreciation expense is allocated to cost of operating revenues or selling, general and administrative expenses based on the manner in which the underlying assets are deployed. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or other disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses, if any, are reflected in earnings.

Restricted Cash

The following table details our restricted cash balances held by our entities:

	December 31, 2011			December 31, 2010		
	Non-U.S.	U.S.	Total	Non-U.S.	U.S.	Total
Held by special-purpose entities and restricted for debt service payments	$ 9,539	$ 271	$ 9,810	$ 6,685	$ 269	$ 6,954
Held to collateralize letters of credit and bank guarantees	10,226	—	10,226	9,720	—	9,720
Client dedicated accounts	20,612	3,446	24,058	8,140	2,688	10,828
TOTAL	**$ 40,377**	**$ 3,717**	**$ 44,094**	**$ 24,545**	**$ 2,957**	**$ 27,502**

Investments in and Advances to Unconsolidated Affiliates

We use the equity method of accounting for affiliates in which our investment ownership ranges from 20% to 50% unless significant economic or governance considerations indicate that we are unable to exert significant influence in which case the cost method is used. The equity method is also used for affiliates in which our investment ownership is greater than 50% but we do not have a controlling interest. Currently, all of our investments in affiliates in which our investment ownership is 20% or greater and that are not consolidated are recorded using the equity method. Affiliates in which our investment ownership is less than 20% are carried at cost.

Variable Interest Entities

We sometimes form separate legal entities such as corporations, partnerships and limited liability companies in connection with the execution of a single contract or project. Upon formation of each separate legal entity, we perform an evaluation to determine whether the new entity is a variable interest entity, or VIE, and whether we are the primary beneficiary of the new entity, which would require us to consolidate the new entity in our financial results. We reassess our initial determination on whether the entity is a VIE upon the occurrence of certain events and whether we are the primary beneficiary as outlined in current accounting guidelines. If the entity is not a VIE, we determine the accounting for the entity under the voting interest accounting guidelines.

An entity is determined to be a VIE if either (a) the total equity investment is not sufficient for the entity to finance its own activities without additional subordinated financial support, (b) characteristics of a controlling financial interest are missing (such as the ability to make decisions through voting or other rights or the obligation to absorb losses or the right to receive benefits), or (c) the voting rights of the equity holders are not proportional to their obligations to absorb losses of the entity and/or their rights to receive benefits of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

As of December 31, 2011 and 2010, we participated in certain entities determined to be VIEs, including a gas-fired cogeneration facility in Martinez, California and a refinery/electric power generation project in Chile. We consolidate the operations of the Martinez project while we record our participation in the Chile based project on the equity method of accounting. Additionally, as of December 31, 2010 our waste-to-energy facility in Camden, New Jersey was determined to be a VIE due to the operating agreement in place at that time with the project sponsor. The operating agreement terminated as of the end of the second quarter of 2011, therefore the Camden project was no longer considered a VIE as of December 31, 2011. We consolidated the operations of the Camden project, as of December 31, 2010, because we were the primary beneficiary. Although the Camden project is no longer considered a VIE, we continued to consolidate the project as of December 31, 2011 because we own 100% of the outstanding voting equity of the project.

Please see Note 5 for further information regarding our participation in these projects.

Goodwill and Other Intangible Assets

Goodwill arising from business acquisitions is allocated to the appropriate reporting unit on a relative fair value basis at the time of acquisition. Other intangible assets consist principally of patents, trademarks, customer relationships, pipeline, backlog and technology and are amortized over their respective estimated useful lives and reviewed for impairment together with other tangible long-lived assets whenever events or circumstances indicate that an impairment may exist. The estimated useful lives of our other intangible assets as of December 31, 2011 and 2010 ranged from: patents 3 to 25 years; trademarks 3 to 40 years; customer relationships, pipeline and backlog 1 to 13 years; and technology up to 7 years.

During 2011, we adopted Accounting Standards Update No. ("ASU") 2011-08, "Intangibles — Goodwill and Other (Topic 350) — Testing Goodwill for Impairment." ASU 2011-08 amends existing guidance in order to simplify how entities test goodwill for impairment. Under the amended guidance, an entity is not required to calculate the fair value of a reporting unit unless the entity determines, through a qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. The adoption of this standard did not have a material impact on our results of operations or financial position.

We test goodwill for impairment at the reporting unit level, which we have determined to be the components one level below our operating segments, as these components constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components. Presently, goodwill exists in three of our reporting units — one within our Global Power Group business segment and two within our Global E&C Group business segment.

We first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the reporting unit is greater than its carrying amount, if so no further assessments are performed. We then perform an impairment test on reporting units where we have determined that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In the fourth quarter of each year, we evaluate goodwill at each reporting unit to assess recoverability, and impairments, if any, are recognized in earnings. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill. As of December 31, 2011 and 2010, the estimated fair value of each of the reporting units was sufficiently in excess of its carrying values even after conducting various sensitivity analyses on key assumptions, such that no adjustment to the carrying values of goodwill was required.

Intangible assets with determinable useful lives are amortized over their respective estimated useful lives and reviewed for impairment together with other tangible long-lived assets whenever events or circumstances indicate that an impairment may exist.

Income Taxes

Deferred tax assets/liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates as of the date of enactment.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating our ability to realize our deferred tax assets within the various tax jurisdictions in which they arise, we consider all available positive and negative evidence, including scheduled reversals of taxable temporary differences, projected future taxable income, tax planning strategies and recent financial performance. Projecting future taxable income requires significant assumptions about future operating results, as well as the timing and character of taxable income in numerous jurisdictions.

We do not make a provision for incremental income taxes on subsidiary earnings, which have been retained in the subsidiary's country of domicile, if we expect such earnings to be indefinitely reinvested in that jurisdiction. Unremitted earnings of our subsidiaries, that have been, or are intended to be, permanently reinvested (and for which no incremental income tax has been provided) aggregated $317,700 as of December 31, 2011. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

We recognize interest accrued on the potential tax liability related to unrecognized tax benefits in interest expense, and we recognize any potential penalties in other deductions, net on our consolidated statement of operations.

Foreign Currency

The functional currency of Foster Wheeler AG is the U.S. dollar. The functional currency of our non-U.S. operations is typically the local currency of their country of domicile. Assets and liabilities of non-U.S. entities are translated into U.S. dollars, our reporting currency, at period-end exchange rates with the resulting translation adjustment recorded as a separate component within accumulated other comprehensive loss. Income and expense accounts and cash flows are translated at weighted-average exchange rates for the period.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other deductions, net on our consolidated statement of operations. The net balance of our foreign currency transaction gains and losses for 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Net foreign currency transaction gains/(losses)	$ 1,105	$ (5,778)	$ 979
Net foreign currency transaction gains/(losses), net of tax	$ 830	$ (4,367)	$ 780

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial Accounting Standards Board Accounting Standards Codification, or FASB ASC, 820-10 defines fair value, establishes a fair value hierarchy that prioritizes the inputs used to measure fair value and provides guidance on required disclosures about fair value measurements. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Our financial assets and liabilities that are recorded at fair value on a recurring basis consist primarily of the assets or liabilities arising from derivative financial instruments and defined benefit pension plan assets. See Note 10 for further information regarding our derivative financial instruments and Note 8 for further information regarding our defined benefit pension plan assets.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

Financial instruments valued independent of the fair value hierarchy:

- Cash, Cash Equivalents and Restricted Cash — The carrying value of our cash, cash equivalents and restricted cash approximates fair value because of the demand nature of many of our deposits or short-term maturity of these instruments.

Financial instruments valued within the fair value hierarchy:

- Short-term Investments — Short-term investments primarily consist of deposits with maturities in excess of three months but less than one year. Short-term investments are carried at cost plus accrued interest, which approximates fair value.
- Long-term Debt — We estimate the fair value of our long-term debt (including current installments) based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities using level 2 inputs.
- Foreign Currency Forward Contracts — We estimate the fair value of foreign currency forward contracts by obtaining quotes from financial institutions or market transactions in either the listed or over-the-counter markets, which we further corroborate with observable market data using level 2 inputs.
- Interest Rate Swaps — We estimate the fair value of our interest rate swaps based on quotes obtained from financial institutions, which we further corroborate with observable market data using level 2 inputs.
- Defined Benefit Pension Plan Assets — We estimate the fair value of investments in equity securities at each year-end based on quotes obtained from financial institutions. The fair value of investments in commingled funds, invested primarily in debt and equity securities, is based on the net asset values communicated by the respective asset manager. We further corroborate the above valuations with observable market data using level 1 and 2 inputs. Additionally, we hold investments in private investment funds that are valued at net asset value as communicated by the asset manager using level 3 unobservable market data inputs.

External Legal Fees

External legal fees are expensed as incurred and recorded in other deductions, net on our consolidated statement of operations with the exception of external legal fees associated with asbestos defense costs (please refer to Note 16 for further information related to our accounting for asbestos defense costs). We incurred external legal fees, excluding asbestos defense costs, of approximately $17,800, $17,800 and $16,400 for 2011, 2010 and 2009, respectively, which include external legal fees related to project claims.

Restrictions on Shareholders' Dividends

We have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends. Our current U.S. senior secured credit agreement contains limitations on cash dividend payments.

Retirement of Shares under Share Repurchase Program

On September 12, 2008, we announced a share repurchase program pursuant to which our Board of Directors authorized the repurchase of up to $750,000 of our outstanding shares and the designation of the repurchased shares for cancellation. On November 4, 2010, our Board of Directors proposed an increase to our share repurchase program of $335,000 and the designation of the repurchased shares for cancellation, which was approved by our shareholders at an extraordinary general meeting on February 24, 2011.

Under Swiss law, the cancellation of shares previously repurchased under our share repurchase program must be approved by our shareholders. Repurchased shares remain as treasury shares on our balance sheet until cancellation. Based on the aggregate share repurchases under our program through December 31, 2011, we are authorized to repurchase up to an additional $91,546 of our outstanding shares.

Any repurchases will be made at our discretion in compliance with applicable securities laws and other legal requirements and will depend on a variety of factors, including market conditions, share price and other factors. The program does not obligate us to acquire any particular number of shares. The program has no expiration date and may be suspended or discontinued at any time.

All treasury shares are carried at cost on the consolidated balance sheet until the cancellation of the shares has been approved by our shareholders and the cancellation is registered with the commercial register of the Canton of Zug in Switzerland. Upon the effectiveness of the cancellation of the shares, the cost of the shares cancelled will be removed from treasury shares, on the consolidated balance sheet, the par value of the cancelled shares will be removed from registered shares, on the consolidated balance sheet, and the excess of the cost of the treasury shares above par value will be removed from paid-in capital, on the consolidated balance sheet.

At our 2011 annual general meeting of shareholders on May 3, 2011, we obtained specific shareholder approval for the cancellation of all treasury shares held as of December 31, 2010 and amended our Articles of Association to reduce our share capital accordingly. On July 22, 2011, the cancellation of those shares was registered with the commercial register of the Canton of Zug in Switzerland. All shares acquired after December 31, 2010 will remain as treasury shares until shareholder approval for their cancellation is granted at a future general meeting of shareholders.

Once repurchased, treasury shares are no longer considered outstanding, which results in a reduction to the weighted-average number of shares outstanding during the reporting period when calculating earnings per share, as described below.

Earnings per Share

Basic earnings per share is computed by dividing net income attributable to Foster Wheeler AG by the weighted-average number of shares outstanding during the reporting period.

Diluted earnings per share is computed by dividing net income attributable to Foster Wheeler AG by the combination of the weighted-average number of shares outstanding during the reporting period and the impact of dilutive securities, if any, such as outstanding stock options, warrants to purchase shares and the non-vested portion of restricted shares, restricted stock units and performance-based restricted stock units (collectively, "restricted awards") to the extent such securities are dilutive. Our previously outstanding warrants are included in the earnings per share calculation for 2009. The remaining warrants expired on October 2, 2009.

In profitable periods, outstanding stock options and warrants have a dilutive effect under the treasury stock method when the average share price for the period exceeds the assumed proceeds from the exercise of the option or warrant. The assumed proceeds include the exercise price, compensation cost, if any, for future service that has not yet been recognized in the consolidated statement of operations, and any tax benefits that would be recorded in paid-in capital when the option or warrant is exercised. Under the treasury stock method, the assumed proceeds are assumed to be used to repurchase shares in the current period. The dilutive impact of the non-vested portion of restricted awards is determined using the treasury stock method, but the proceeds include only the unrecognized compensation cost and tax benefits as assumed proceeds.

The computations of basic and diluted earnings per share were as follows:

	2011	2010	2009
Basic earnings per share:			
Net income attributable to Foster Wheeler AG	$ 162,383	$ 215,407	$ 350,156
Weighted-average number of shares outstanding for basic earnings per share	120,085,704	126,032,130	126,541,962
BASIC EARNINGS PER SHARE	**$ 1.35**	**$ 1.71**	**$ 2.77**
Diluted earnings per share:			
Net income attributable to Foster Wheeler AG	$ 162,383	$ 215,407	$ 350,156
Weighted-average number of shares outstanding for basic earnings per share	120,085,704	126,032,130	126,541,962
Effect of dilutive securities:			
Options to purchase shares	190,644	236,363	124,602
Warrants to purchase shares	—	—	355,472
Non-vested portion of restricted awards	228,135	308,362	152,575
Weighted-average number of shares outstanding for diluted earnings per share	**120,504,483**	**126,576,855**	**127,174,611**
DILUTED EARNINGS PER SHARE	**$ 1.35**	**$ 1.70**	**$ 2.75**

The following table summarizes options not included in the calculation of diluted earnings per share as the assumed proceeds from those options, on a per share basis, were greater than the average share price for the period, which would result in an antidilutive effect on diluted earnings per share:

	2011	2010	2009
Options not included in the computation of diluted earnings per share	1,304,190	2,141,454	2,802,193

Recent Accounting Developments

In June 2011, the Financial Accounting Standards Board issued ASU 2011-05, "Comprehensive Income." ASU 2011-05 amends existing guidance in order to increase the prominence of items reported in other comprehensive income and eliminates the option to present components of other comprehensive income as part of the statement of changes in equity, the presentation format that we currently employ. Under ASU 2011-05, all non-owner changes in equity are required to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. For public companies, ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. Although we have not yet determined the manner of presentation that we will select, the adoption of this standard, beginning with our consolidated financial statements included in our quarterly report on Form 10-Q for the quarter ending March 31, 2012, will not have a material impact on our results of operation or financial position.

NOTE 2 Business Combinations

In December 2011, we acquired the stock of Graf-Wulff GmbH, a company based in Germany, for a purchase price of approximately €22,300 (approximately $29,400 at the exchange rate on the date of the acquisition), net of cash acquired. The acquired company designs, manufactures and installs equipment which utilizes circulating dry ash flue gas scrubbing technology for all types of steam generators in the power and industrial sectors. The preliminary purchase price allocation has been included in the balance sheet as of December 31, 2011. Results of operations since the acquisition date were not significant to our consolidated financial statements, nor is the pro forma impact assuming the acquisition had occurred as of the beginning of the year. This company's financial results will be included within our Global Power Group business segment.

In December 2010, we acquired the assets of a proprietary sulfur recovery technology business for $1,000. The sulfur recovery technology is used to treat gas streams containing hydrogen sulfide for the purpose of reducing the sulfur content of fuel products and to recover a saleable sulfur by-product. The acquisition included patents, know-how and skilled personnel. The purchase price allocation and pro forma information for this acquisition were not material to our consolidated financial statements. This company's financial results are included within our Global E&C Group business segment.

In October 2009, we acquired substantially all of the assets of the Houston operations of Atlas Engineering, Inc., a privately held company, for a purchase price of approximately $21,000. The purchase price may be increased by an estimated $12,000 for contingent consideration depending on the acquired company's EBITDA, as defined in the purchase agreement for this transaction, over the first three years after the closing date. The estimated fair value of the contingent consideration liability on our consolidated balance sheet as of December 31, 2011 was $2,595. The acquired company is active in upstream oil and gas engineering services. The purchase price allocation and pro forma information for this acquisition were not material to our consolidated financial statements. This company's financial results are included within our Global E&C Group business segment.

In April 2009, we acquired substantially all of the assets of the offshore engineering division of OPE Holdings Ltd., a Canadian company that was listed on the TSX Venture Exchange and which we refer to as OPE, for a purchase price of approximately $8,900. The acquired company is active in upstream oil and gas engineering services. The purchase price allocation and pro forma information for this acquisition were not material to our consolidated financial statements. This company's financial results are included within our Global E&C Group business segment.

NOTE 3 Accounts and Notes Receivable, net

The following table shows the components of trade accounts and notes receivable:

	December 31, 2011	December 31, 2010
Receivables from long-term contracts due within one year	421,672	545,489
Retention receivables estimated to be due in:		
One year	17,171	39,299
Two years and thereafter	2,862	8,331
TOTAL RETENTION RECEIVABLES	**20,033**	**47,630**
Trade accounts and notes receivable, gross	441,705	593,119
Less: Allowance for doubtful accounts	(13,272)	(15,719)
TRADE ACCOUNTS AND NOTES RECEIVABLE, NET	**$ 428,433**	**$ 577,400**

We have not recorded a provision for the outstanding retention receivable balances as of December 31, 2011 and 2010.

The following table shows the components of other accounts and notes receivable, net:

	December 31, 2011	December 31, 2010
Asbestos insurance receivable	$ 46,354	$ 56,377
Foreign refundable value-added tax	23,078	18,094
Other	28,063	22,287
OTHER ACCOUNTS AND NOTES RECEIVABLE, NET	**$ 97,495**	**$ 96,758**

NOTE 4 Land, Buildings and Equipment

Land, buildings and equipment are stated at cost and are set forth below:

	December 31, 2011	December 31, 2010
Land and land improvements	$ 18,544	$ 18,183
Buildings	289,084	293,223
Furniture, fixtures and equipment	491,741	496,004
Construction in progress	5,461	3,168
Land, buildings and equipment, gross	804,830	810,578
Less: Accumulated depreciation	(462,843)	(448,491)
LAND, BUILDINGS AND EQUIPMENT, NET	**$ 341,987**	**$ 362,087**

Depreciation expense for 2011, 2010 and 2009 was $42,073, $46,833, and $39,357, respectively.

We own certain office and manufacturing facilities in Finland that contain asbestos. We are required to remove the asbestos from such facilities if such facilities are significantly renovated or demolished. At present, there are no plans to undertake a major renovation that would require the removal of the asbestos or the demolition of the facilities. We do not have sufficient information to estimate the fair value of the asset retirement obligation because the settlement date or the range of potential settlement dates has not been specified and information is not currently available to apply an expected present value technique. We will recognize a liability in the period in which sufficient information is available to reasonably estimate the fair value of the asset retirement obligation.

NOTE 5 Investments

Investment in Unconsolidated Affiliates

We own a noncontrolling interest in two electric power generation projects, one waste-to-energy project and one wind farm project in Italy, and in a refinery/electric power generation project in Chile. We also own a 50% noncontrolling interest in a project based in Italy which generates earnings from royalty payments linked to the price of natural gas. Based on the outstanding equity interests of these entities, we own 41.65% of each of the two electric power generation projects in Italy, 39% of the waste-to-energy project and 50% of the wind farm project. We have a notional 85% equity interest in the project in Chile; however, we are not the primary beneficiary as a result of participating rights held by the minority shareholder. In determining that we are not the primary beneficiary, we considered the minority shareholder's right to approve activities of the project that most significantly impact the project's economic performance which include the right to approve or reject the annual financial (capital and operating) budget and the annual operating plan, the right to approve or reject the appointment of the general manager and senior management, and approval rights with respect to capital expenditures beyond those included in the annual budget.

On February 27, 2010, an earthquake occurred off the coast of Chile that caused significant damage to our unconsolidated affiliate's facility in Chile. As a result of the damage, the project's facility suspended normal operating activities on that date. Subsequent to that date, our unconsolidated affiliate filed a claim with its insurance carrier. A preliminary assessment of the extent of the damage was completed and an estimate of the required cost of repairs was developed. Based on the assessment and cost estimate, as well as correspondence received from the insurance carrier, we expect the property damage insurance recovery to be sufficient to cover the costs of repairing the facility. The insurance carrier also provided a preliminary assessment of the business interruption insurance recovery due to our unconsolidated affiliate, and advanced insurance proceeds against this assessment. Based on this assessment, we expect the business interruption insurance recovery to substantially compensate our unconsolidated affiliate for the loss of profits while the facility suspended normal operating activities. Our unconsolidated affiliate's receivable related to the remaining balance under their property damage and business interruption insurance recovery assessment was approximately $66,400 as of December 31, 2011, which is included in current assets in the table below. The facility began operating at less than normal utilization during the second quarter of 2011 and achieved normal operating activities in the third quarter of 2011.

The summarized financial information presented below for the project in Chile includes an estimated recovery under a property damage insurance policy sufficient to cover the costs that have been incurred to repair the facility and an estimated recovery under a business interruption insurance policy for fixed costs along with an estimated recovery for lost profits during the period that the facility suspended normal operating activities. In accordance with authoritative accounting guidance on business interruption insurance, the project recorded an estimated recovery for lost profits as substantially all contingencies related to the insurance claim had been resolved as of the third quarter of 2010.

We account for these investments in Italy and Chile under the equity method. The following is summarized financial information for these entities (each as a whole) based on where the projects are located:

	December 31, 2011		December 31, 2010	
	Italy	Chile	Italy	Chile
Balance Sheet Data:				
Current assets	$ 168,501	$ 130,880	$ 396,512	$ 70,381
Other assets (primarily buildings and equipment)	366,414	108,165	395,264	117,779
Current liabilities	82,164	55,590	202,658	43,909
Other liabilities (primarily long-term debt)	232,356	45,105	275,466	50,132
Net assets	220,395	138,350	313,652	94,119

	2011		2010		2009	
	Italy	Chile	Italy	Chile	Italy	Chile
Income Statement Data:						
Total revenues	$ 157,411	$ 80,692	$ 520,907	$ 48,337	$ 361,797	$ 63,330
Gross profit/(loss)	49,520	33,284	26,996	(1,639)	90,228	37,412
Income before income taxes	37,728	57,594	11,046	34,244	74,430	32,129
Net earnings/(loss)	22,238	44,230	(17)	28,422	44,234	26,667

Our investment in these unconsolidated affiliates is recorded within investments in and advances to unconsolidated affiliates on the consolidated balance sheet and our equity in the net earnings of these unconsolidated affiliates is recorded within other income, net on the consolidated statement of operations. The investments and equity earnings of our unconsolidated affiliates in Italy and Chile are included in our Global E&C Group and Global Power Group business segments, respectively. Our consolidated financial statements reflect the following amounts related to our unconsolidated affiliates in Italy and Chile:

	2011	2010	2009
Equity in the net earnings of unconsolidated affiliates	$ 40,615	$ 23,009	$ 34,953
Distributions from equity affiliates	$ 47,659	$ 18,055	$ 25,486

	December 31, 2011	December 31, 2010
Investments in unconsolidated affiliates	$ 195,033	$ 200,668

Our equity earnings from our project in Chile were $30,871 and $20,670 in 2011 and 2010, respectively. The increase in equity earnings in 2011, compared to 2010, was primarily driven by an increase in the project's volume of electricity produced in 2011, as well as higher marginal rates in 2011 for electrical power generation.

Equity earnings in 2011 and 2010 included our equity interest in the after tax estimated recovery under our project in Chile's business interruption insurance policy which covers the period from the date of the earthquake through the period when the facility resumed normal operating activities.

During 2010, two of our equity interest investments in electric power generation projects in Italy, Centro Energia Teverola S.p.A., or CET, and Centro Energia Ferrara S.p.A., or CEF, in which we hold 41.65% of the shares in each company, terminated long-term incentivized power off-take agreements that they had in place with the Authority for Energy. In light of the termination of the power off-take agreements, we and our respective partners at CET and CEF reviewed the economic viability of each plant. As a result, a decision was made to shut down the CET plant effective January 1, 2011. Following the termination of the power off-take agreement, we and our partner in CEF decided to continue to operate the CEF plant at least temporarily on a merchant basis while we considered a possible sale of the plant. As a result of the foregoing operating decisions, CET and CEF recorded impairment charges during the fourth quarter of 2010 to write down their fixed assets to fair value in their financial statements. Additionally, during the fourth quarter of 2010, our investments in CET and CEF were reduced by equity losses based on CET's and CEF's 2010 financial results, inclusive of the respective impairment charges. As a result of the foregoing, the carrying value of our CET and CEF investments approximated fair value at December 31, 2010.

During 2011, we and our partner in CEF concluded we would continue to operate the plant while continuing to consider the long-term economic viability of the plant or potential disposal options.

Our equity earnings from our CET and CEF investments during 2011 were insignificant. Our equity loss from our CET and CEF investments during 2010 totaled $8,200, inclusive of the 2010 impairment charges totaling $13,200.

We have guaranteed certain performance obligations of our project in Chile. We have a contingent obligation, which is measured annually based on the operating results of our project in Chile for the preceding year and is shared equally with our minority interest partner. We did not have a current payment obligation under this guarantee as of December 31, 2011.

In addition, we have provided a $10,000 debt service reserve letter of credit to cover debt service payments in the event that our project in

Chile does not generate sufficient cash flows to make such payments. We are required to maintain the debt service reserve letter of credit during the term of our project in Chile's debt, which matures in 2014. As of December 31, 2011, no amounts have been drawn under this letter of credit and we do not anticipate any amounts being drawn under this letter of credit.

We also have a wholly-owned subsidiary that provides operations and maintenance services to our project in Chile, which included assessing the damage caused by the earthquake and the related repair while the facility suspended normal operating activities. We record the fees for operations and maintenance services in operating revenues on our consolidated statement of operations and the corresponding receivable in trade accounts and notes receivable on our consolidated balance sheet.

Our consolidated financial statements include the following balances related to our project in Chile:

	2011	2010	2009
Fees for operations and maintenance services (included in operating revenues)	$ 10,655	$ 9,841	$ 8,464

	December 31, 2011	December 31, 2010
Receivable from our unconsolidated affiliate in Chile (included in trade receivables)	$ 8,881	$ 632

We also have guaranteed the performance obligations of our wholly-owned subsidiary under the operations and maintenance agreement governing our project in Chile. The guarantee is limited to $20,000 over the life of the operations and maintenance agreement, which extends through 2016. No amounts have ever been paid under the guarantee.

Our share of the undistributed retained earnings of our equity investees amounted to approximately $118,800 and $112,700 as of December 31, 2011 and 2010, respectively.

Other Investments

We are the majority equity partner and general partner of a gas-fired cogeneration project in Martinez, California, which we have determined to be a VIE as of December 31, 2011 and 2010. We own 100% of the equity in a waste-to-energy project in Camden, New Jersey, which we determined to be a VIE as of December 31, 2010 due to the operating agreement in place at that time with a project sponsor. The operating agreement terminated as of the end of the second quarter of 2011; therefore, the Camden project was no longer considered a VIE as of December 31, 2011.

We were the primary beneficiary of each project while they were VIEs, since we had the power to direct the activities that most significantly impact each VIE's performance. These activities include the operations and maintenance of the facilities. Accordingly, as primary beneficiaries of a VIE, we consolidate these entities. We also consolidated the Camden project as of December 31, 2011, even though it is no longer a VIE, since we owned 100% of the outstanding voting equity of the project. The aggregate net assets of these entities during the periods that they were determined to be VIEs are presented below.

	December 31, 2011[(1)]	December 31, 2010[(2)]
Balance Sheet Data (excluding intercompany balances):		
Current assets	$ 19,328	$ 15,915
Other assets (primarily buildings and equipment)	39,760	102,457
Current liabilities	6,198	11,177
Other liabilities	4,462	1,791
Net assets	48,428	105,404

(1) Represents our Martinez, California project which was a VIE as of December 31, 2011, excluding intercompany balances.

(2) Represents the aggregate of our Martinez, California and Camden, New Jersey projects which were VIEs as of December 31, 2010, excluding intercompany balances.

NOTE 6 Goodwill and Other Intangible Assets

We have tracked accumulated goodwill impairments since December 29, 2001, the first day of fiscal year 2002 and our date of adoption of the accounting guidelines related to the assessment of goodwill for impairment. There were no accumulated goodwill impairment losses as of that date.

The following table provides the rollforward of our goodwill balances:

	December 31, 2011			December 31, 2010		
	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount
Global E&C Group:						
Balance at beginning of year	$ 40,446	$ (36)	$ 40,410	$ 36,484	$ (36)	$ 36,448
Goodwill acquired during the year	—	—	—	3,921	—	3,921
Foreign currency translation adjustment	(160)	(6)	(166)	41	—	41
BALANCE AT END OF YEAR	**$ 40,286**	**$ (42)**	**$ 40,244**	**$ 40,446**	**$ (36)**	**$ 40,410**
Global Power Group:						
Balance at beginning of year	$ 152,657	$ (104,150)	$ 48,507	$ 156,404	$ (104,150)	$ 52,254
Goodwill acquired during the year	17,786	—	17,786	—	—	—
Foreign currency translation adjustment	(1,883)	—	(1,883)	(3,747)	—	(3,747)
BALANCE AT END OF YEAR	**$ 168,560**	**$ (104,150)**	**$ 64,410**	**$ 152,657**	**$ (104,150)**	**$ 48,507**
Total:						
Balance at beginning of year	$ 193,103	$ (104,186)	$ 88,917	$ 192,888	$ (104,186)	$ 88,702
Goodwill acquired during the year	17,786	—	17,786	3,921	—	3,921
Foreign currency translation adjustment	(2,043)	(6)	(2,049)	(3,706)	—	(3,706)
BALANCE AT END OF YEAR	**$ 208,846**	**$ (104,192)**	**$ 104,654**	**$ 193,103**	**$ (104,186)**	**$ 88,917**

In December 2011, we acquired a company based in Germany that designs, manufactures and installs circulating dry ash flue gas scrubbing technology for all types of steam generators, which is included within our Global Power Group business segment. Please refer to Note 2 for further information regarding the acquisition.

The following table provides our net carrying amount of goodwill by geographic region in which our reporting units are located:

	Global E&C Group		Global Power Group	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Goodwill Net Carrying Amount:				
U.S.	$ 39,357	$ 39,357	$ 73	$ —
Asia	887	1,053	—	—
Europe	—	—	64,337	48,507
TOTAL	**$ 40,244**	**$ 40,410**	**$ 64,410**	**$ 48,507**

The following table sets forth amounts relating to our identifiable intangible assets:

	December 31, 2011			December 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	$ 40,920	$ (30,237)	$ 10,683	$ 41,237	$ (28,476)	$ 12,761
Trademarks	63,711	(29,337)	34,374	63,774	(27,764)	36,010
Customer relationships, pipeline and backlog	30,586	(7,725)	22,861	22,329	(5,030)	17,299
Technology	6,468	—	6,468	—	—	—
TOTAL	**$ 141,685**	**$ (67,299)**	**$ 74,386**	**$ 127,340**	**$ (61,270)**	**$ 66,070**

As of December 31, 2011, the net carrying amounts of our identifiable intangible assets were $59,768 for our Global Power Group and $14,618 for our Global E&C Group. Amortization expense related to identifiable intangible assets is recorded within cost of operating revenues on the consolidated statement of operations. Amortization expense related to assets other than identifiable intangible assets was not material in 2011, 2010 and 2009. The following table details amortization expense related to identifiable intangible assets by period:

	2011	2010	2009
Amortization expense	$ 6,574	$ 6,496	$ 5,640

	2012	2013	2014	2015	2016
Approximate full year amortization expense	$ 11,900	$ 7,900	$ 7,900	$ 7,800	$ 5,300

NOTE 7 Borrowings

The following table shows the components of our long-term debt:

	December 31, 2011			December 31, 2010		
	Current	Long-term	Total	Current	Long-term	Total
Capital Lease Obligations	$ 2,463	$ 56,080	$ 58,543	$ 2,574	$ 59,024	$ 61,598
Special-Purpose Limited Recourse Project Debt:						
FW Power S.r.l.	8,308	69,757	78,065	7,403	81,047	88,450
Energia Holdings, LLC at 11.443% interest, due April 15, 2015	1,912	9,308	11,220	2,019	11,220	13,239
Subordinated Robbins Facility Exit Funding Obligations:						
1999C Bonds at 7.25% interest, due October 15, 2024	—	1,283	1,283	—	1,283	1,283
TOTAL	**$ 12,683**	**$ 136,428**	**$ 149,111**	**$ 11,996**	**$ 152,574**	**$ 164,570**
Estimated fair value			$ 164,590			$ 182,602

Interest Costs

Interest costs incurred in 2011, 2010, and 2009 were $12,859, $14,842, and $17,166, respectively.

Capital Lease Obligations

We have entered into a series of capital lease obligations, primarily for office buildings. Assets under capital lease obligations are summarized as follows:

	December 31, 2011	December 31, 2010
Buildings and improvements	$ 37,619	$ 44,193
Furniture, fixtures and equipment	2,249	3,829
Capital lease assets, gross	**39,868**	**48,022**
Less: Accumulated depreciation	(16,208)	(16,916)
NET ASSETS UNDER CAPITAL LEASE OBLIGATIONS	**$ 23,660**	**$ 31,106**

The following are the minimum lease payments to be made in each of the years indicated for our capital lease obligations as of December 31, 2011:

Years:		
2012	$	8,136
2013		7,941
2014		8,179
2015		8,214
2016		8,213
Thereafter		60,184
TOTAL MINIMUM LEASE PAYMENTS UNDER CAPITAL LEASE OBLIGATIONS	**$**	**100,867**

Special-Purpose Limited Recourse Project Debt

Special-purpose limited recourse project debt represents debt incurred to finance the construction of a cogeneration facility and wind farm projects in which we are the owner or majority-owner. Certain assets of each project collateralize the notes and/or bonds. Our obligations with respect to this debt are limited to contributing project equity during the construction phase of the projects and the guarantee of the operating performance of our project in Chile, described in Note 5.

FW Power S.r.l., which is the owner of certain electric power generating wind farms in Italy, has project financing for two wind farm projects under base facilities and value-added tax ("VAT") facilities. The base facilities bear interest at variable rates based upon 6-month Euribor plus a spread varying from 0.9% to 1.0% throughout the life of the debt and are repayable semi-annually based upon a pre-defined payment schedule through December 31, 2022. The VAT facilities bear interest based upon 6-month Euribor plus a spread of 0.5% and are repayable semi-annually based upon actual VAT received during commercial operation through December 31, 2013.

The debt is collateralized by certain revenues and assets of FW Power S.r.l. Our total borrowing capacity under the FW Power S.r.l. credit facilities is €75,300 (approximately $97,400 at the exchange rate as of December 31, 2011).

We have executed interest rate swap contracts that effectively convert approximately 90% of the base facilities to a weighted-average fixed interest rate of 4.48%. The swap contracts are in place through the life of the facilities. See Note 10, "Derivative Financial Instruments – Interest Rate Risk," for our accounting policy related to these interest rate swap contracts. The interest rates on the VAT facilities and the portion of the base facilities not subject to the interest rate swap contracts were 2.14% and 2.44%, respectively, as of December 31, 2011.

The Energia Holdings, LLC notes are collateralized by certain revenues and assets of a special-purpose subsidiary, which has an indirect ownership interest in our project in Chile, described in Note 5.

Subordinated Robbins Facility Exit Funding Obligations ("Robbins bonds")

In connection with the restructuring of debt incurred to finance construction of a waste-to-energy facility in the Village of Robbins, Illinois in the U.S., we assumed certain subordinated obligations. The 1999C Bonds due October 15, 2024 (the "1999C bonds") are the only Robbins bonds outstanding as of December 31, 2011, as the remaining subordinated obligations were paid off in full at their scheduled maturity dates. The 1999C bonds are subject to mandatory sinking fund reduction prior to maturity at a redemption price equal to 100% of the principal amount thereof, plus accrued interest to the redemption date. On October 3, 2008, we acquired a portion of our 1999C bonds, plus accrued and unpaid interest to date.

Aggregate Maturities

Aggregate principal repayments and sinking fund requirements of long-term debt, excluding payments on capital lease obligations, over the next five years are as follows:

	2012	2013	2014	2015	2016	2017 and Thereafter	Total
Aggregate maturities by year	$ 10,220	$ 10,595	$ 10,644	$ 13,014	$ 7,746	$ 38,349	$ 90,568

U.S. Senior Secured Credit Agreement

On July 30, 2010, Foster Wheeler AG, Foster Wheeler Ltd., certain of Foster Wheeler Ltd.'s subsidiaries and BNP Paribas, as Administrative Agent, entered into a four-year amendment and restatement of our U.S. senior secured credit agreement, which we entered into in October 2006. The amended and restated U.S. senior secured credit agreement provides for a facility of $450,000, and includes a provision which permits future incremental increases of up to an aggregate of $225,000 in total additional availability under the facility. The amended and restated U.S. senior secured credit agreement permits us to issue up to $450,000 in letters of credit under the facility. Letters of credit issued under the amended and restated U.S. senior secured credit agreement have performance pricing that is decreased (or increased) as a result of improvements (or reductions) in our corporate credit rating as reported by Moody's Investors Service, which we refer to as Moody's, and/or Standard & Poor's, which we refer to as S&P. We received a corporate credit rating of BBB- as issued by S&P during the third quarter of 2010, which, under the amended and restated U.S. senior secured credit agreement, reduces our pricing for letters of credit issued under the agreement. Based on our current credit ratings, letter of credit fees for performance and financial letters of credit issued under the amended and restated U.S. senior secured credit agreement are 1.000% and 2.000% per annum of the outstanding amount, respectively, excluding fronting fees. We also have the option to use up to $100,000 of the $450,000 for revolving borrowings at a rate equal to adjusted LIBOR, as defined in the agreement, plus 2.000%, subject also to the performance pricing noted above.

Fees and expenses incurred in conjunction with the execution of our amended and restated U.S. senior credit agreement were approximately $4,300 and are being amortized to expense over the four-year term of the agreement, which commenced in the third quarter of 2010. As a result of amending and restating our October 2006 U.S. senior secured credit agreement in July 2010, we incurred a charge in 2010 of $1,600 related to unamortized fees and expenses remaining from the October 2006 agreement, which was recorded in other deductions, net on the consolidated statement of operations.

The assets and/or stock of certain of our subsidiaries collateralize our obligations under our amended and restated U.S. senior secured credit agreement. Our amended and restated U.S. senior secured credit agreement contains various customary restrictive covenants that generally limit our ability to, among other things, incur additional indebtedness or guarantees, create liens or other encumbrances on property, sell or transfer certain property and thereafter rent or lease such property for substantially the same purposes as the property sold or transferred, enter into a merger or similar transaction, make investments, declare dividends or make other restricted payments, enter into agreements with affiliates that are not on an arms' length basis, enter into any agreement that limits our ability to create liens or the ability of a subsidiary to pay dividends, engage in new lines of business, with respect to Foster Wheeler AG, change Foster Wheeler AG's fiscal year or, with respect to Foster Wheeler AG, Foster Wheeler Ltd. and one of our holding company subsidiaries, directly acquire ownership of the operating assets used to conduct any business. In the event that our corporate credit rating as issued by Moody's is at least Baa3 and as issued by S&P is at least BBB-, all liens securing our obligations under the amended and restated U.S. senior secured credit agreement will be automatically released and terminated.

In addition, our amended and restated U.S. senior secured credit agreement contains financial covenants requiring us not to exceed a total leverage ratio, which compares total indebtedness to EBITDA, and to maintain a minimum interest coverage ratio, which compares EBITDA to interest expense. All such terms are defined in our amended and restated U.S. senior secured credit agreement. We must be in compliance with the total leverage ratio at all times, while the interest coverage ratio is measured quarterly. We have been in compliance with all financial covenants and other provisions of our U.S. senior secured credit agreement prior and subsequent to our amendment and restatement of the agreement.

We had approximately $225,600 and $310,100 of letters of credit outstanding under our U.S. senior secured credit agreement as of December 31, 2011 and 2010, respectively. The letter of credit fees under the U.S. senior secured credit agreement outstanding as of December 31, 2011 and 2010 ranged from 1.000% to 2.000% of the outstanding amount, excluding fronting fees. There were no funded borrowings outstanding under our U.S. senior secured credit agreement as of December 31, 2011 or 2010.

NOTE 8 Pensions and Other Postretirement Benefits

We have defined benefit pension plans in the United States or U.S., the United Kingdom, or U.K., Canada, Finland, France, India and South Africa, and we have other postretirement benefit plans, which we refer to as OPEB plans, for health care and life insurance benefits in the U.S. and Canada. We also have defined contribution retirement plans in the U.S. and the U.K. Finally, we have certain other benefit plans including government mandated postretirement programs.

We recognize the funded status of each of our defined benefit pension and OPEB plans on our consolidated balance sheet. We recognize any gains or losses, which are not recognized as a component of annual service cost, as a component of other comprehensive income, net of tax. We record net actuarial losses, prior service cost/(credits) and net transition obligations/(assets) within accumulated other comprehensive loss on the consolidated balance sheet.

Defined Benefit Pension Plans

Our defined benefit pension plans, or pension plans, cover certain full-time employees. Under the pension plans, retirement benefits are primarily a function of both years of service and level of compensation. The U.S. pension plans, which are closed to new entrants and additional benefit accruals, and the Canada, Finland, France and India pension plans are non-contributory. The U.K. pension plan, which is closed to new entrants and additional benefit accruals, and the South Africa pension plan are both contributory plans.

Effective March 31, 2010, we closed the U.K. pension plan for future defined benefit accrual. As a result of the U.K. plan closure, we recognized a pre-tax curtailment gain in our statement of operations for 2010 of approximately £13,300 (approximately $20,100 at the exchange rate in effect at the time of the pension plan closure).

As a result of a change in the U.K. governmental standard, during 2011 our U.K. pension plan adopted the use of the U.K. consumer prices index as a basis for inflationary increases in the calculation of pension benefits. The U.K. retail prices index was the former U.K. governmental standard that was used by our U.K. pension plan. We have accounted for this change as a plan amendment as of May 31, 2011 and based on the remeasurement of the obligation at that time, we recognized a decrease in the pension plan liability on our consolidated balance sheet and a corresponding pre-tax prior service credit in comprehensive income during 2011 of approximately £29,600 (approximately $48,100 at the exchange rate in effect at the time of the change).

Other Postretirement Benefit Plans

Certain employees in the U.S. and Canada may become eligible for health care and life insurance benefits ("other postretirement benefits") if they qualify for and commence normal or early retirement pension benefits as defined in the U.S. and Canada pension plans while working for us.

Additionally, one of our subsidiaries in the U.S. also has a benefit plan, referred to as the Survivor Income Plan ("SIP"), which provides coverage for an employee's beneficiary upon the death of the employee. This plan has been closed to new entrants since 1988. Total liabilities under the SIP, which were $17,539 and $16,086 as of December 31, 2011 and 2010, respectively, are reflected in the other postretirement benefit obligation and funded status information below. The assets held to fund the benefits provided by the SIP, which reflect the cash surrender value of insurance policies purchased to cover obligations under the SIP, totaled $5,703 and $5,609 as of December 31, 2011 and 2010, respectively. The assets are recorded in other assets on the consolidated balance sheet and are not reflected in the OPEB funded status information below.

COMPONENTS OF NET PERIODIC BENEFIT COST AND CHANGES RECOGNIZED IN OTHER COMPREHENSIVE INCOME INCLUDE:

	Defined Benefit Pension Plans			OPEB Plans		
	2011	2010	2009	2011	2010	2009
Net periodic benefit (credit)/cost:						
Service cost	$ 1,438	$ 2,901	$ 6,310	$ 93	$ 109	$ 134
Interest cost	59,570	61,295	63,076	3,223	3,655	4,845
Expected return on plan assets	(70,213)	(61,945)	(52,106)	—	—	—
Amortization of net actuarial loss	13,486	16,179	21,196	140	56	845
Amortization of prior service (credit)/cost	(915)	(395)	7,901	(3,565)	(3,988)	(4,629)
Amortization of transition obligation	46	43	36	—	—	—
(Curtailment gain)/ settlement charges, net[1]	—	(19,562)	243	—	—	—
NET PERIODIC BENEFIT COST/ (CREDIT)	**$ 3,412**	**$ (1,484)**	**$ 46,656**	**$ (109)**	**$ (168)**	**$ 1,195**

	Defined Benefit Pension Plans			OPEB Plans		
	2011	2010	2009	2011	2010	2009
Changes recognized in other comprehensive income:						
Net actuarial loss/(gain)	$ 90,715	$ 20,295	$ 55,144	$ 2,930	$ 1,093	$ (8,916)
Prior service credit[2]	(48,056)	(9,051)	(51,579)	—	—	—
Settlement charge recognized on the remeasurement of transitional asset	—	—	71	—	—	—
Amortization of net actuarial loss	(13,486)	(16,179)	(21,196)	(140)	(56)	(845)
Amortization of prior service credit/(cost)	915	395	(7,901)	3,565	3,988	4,629
Amortization of transition obligation	(46)	(43)	(36)	—	—	—
TOTAL RECOGNIZED IN OTHER COMPREHENSIVE INCOME — BEFORE TAX	**$ 30,042**	**$ (4,583)**	**$ (25,497)**	**$ 6,355**	**$ 5,025**	**$ (5,132)**

(1) *During 2010, a curtailment gain resulted from the closure of the U.K. pension plan for future benefit accrual and charges were incurred related to the settlement of pension obligations with former employees of the Canada pension plan. During 2009, net charges were incurred related to the settlement of pension obligations with former employees of the U.K., Canada and Finland pension plans.*

(2) *During 2011, our U.K. pension plan adopted the use of the U.K. consumer prices index as a basis for inflationary increases in the calculation of pension benefits, which was accounted for as a plan amendment.*

The following is a summary of our net periodic pension cost/(credit) by defined benefit pension plan:

	2011	2010	2009
Net periodic benefit cost/(credit) by plan:			
United States	$ 2,403	$ 5,501	$ 10,516
United Kingdom*	(885)	(9,347)	33,706
Other	1,894	2,362	2,434
NET PERIODIC BENEFIT COST/(CREDIT)	**$ 3,412**	**$ (1,484)**	**$ 46,656**

* *The U.K. pension plan was closed for future benefit accrual effective March 31, 2010.*

Estimated amortization expense to be recognized in net periodic benefit cost over the next year includes:

	Pension Plans	OPEB Plans
Net actuarial loss	$ 16,400	$ 500
Prior service credit	$ (1,500)	$ (3,500)
Net transition obligation	$ 100	$ —

The following table summarizes the weighted-average assumptions used to estimate our net periodic benefit cost and projected benefit obligation by year:

	Defined Benefit Pension Plans									Other Postretirement Benefit Plans		
	United States			United Kingdom			Other					
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Net periodic benefit cost:												
Discount rate	5.11%	5.67%	6.23%	5.40 %	5.70%	6.20%	5.40%	5.37%	6.18%	3.31%	4.53%	6.26%
Long-term rate of return	7.74%	7.75%	8.25%	6.40 %	6.70%	6.30%	6.96%	7.37%	7.14%	N/A	N/A	N/A
Salary growth*	N/A	N/A	N/A	N/A	N/A	3.50%	3.59%	3.67%	3.07%	N/A	N/A	N/A
Projected benefit obligations:												
Discount rate	4.03%	5.11%	5.67%	4.80 %	5.50%	5.70%	5.18%	5.68%	6.22%	3.85%	4.88%	5.45%
Salary growth*	N/A	N/A	N/A	N/A	N/A	4.05%	4.21%	4.22%	4.20%	N/A	N/A	N/A

* *Salary growth is not applicable for frozen pension plans as future salary levels do not affect benefits payable.*

N/A — Not applicable

The expected long-term rate of return on plan assets is developed using a weighted-average methodology, blending the expected returns on each class of investment in the pension plans' portfolio. The expected returns by asset class are developed considering both past performance and future considerations. We annually review and adjust, as required, the long-term rate of return for our pension plans. The weighted-average expected long-term rate of return on plan assets has ranged from 6.8% to 7.1% over the past three years.

Assumed healthcare cost trend rates for the other postretirement benefit plans were:

	Pre-Medicare Eligible	Medicare Eligible
Healthcare cost trend rate used for next year:		
2010	7.80 %	6.36 %
2011	7.30 %	7.70 %
Rate to which the healthcare cost trend rate will ultimately decline	6.10 %	6.00 %
Year that the cost trend rate will reach its ultimate rate	2015	2023

Assumed healthcare cost trend rates have a significant effect on the costs and obligations reported for the other postretirement benefit plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage Point	
	Increase	Decrease
Effect on total of service and interest cost components	$ 100	$ (100)
Effect on accumulated postretirement benefit obligation	$ 2,200	$ (1,900)

PROJECTED BENEFIT OBLIGATIONS AND FUNDED STATUS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010:

	Pension Plans		OPEB Plans	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Change in projected benefit obligations:				
Projected benefit obligations at beginning of year	$ 1,153,866	$ 1,148,779	$ 71,165	$ 72,355
Service cost	1,438	2,901	93	109
Interest cost	59,570	61,295	3,223	3,655
Plan participants' contributions	143	1,961	1,903	1,851
Plan amendments	(47,502)	(23,209)	—	—
Actuarial loss	83,699	58,305	2,931	1,093
Benefits paid	(69,210)	(71,216)	(7,125)	(7,933)
Special termination benefits/other	26	5,616	—	—
Foreign currency exchange rate changes	(4,952)	(30,566)	(17)	35
Projected benefit obligations at end of year	**1,177,078**	**1,153,866**	**72,173**	**71,165**
Change in plan assets:				
Fair value of plan assets at beginning of year	1,072,350	968,280	—	—
Actual return on plan assets	62,434	100,088	—	—
Employer contributions	71,003	98,585	5,222	6,082
Plan participants' contributions	143	1,961	1,903	1,851
Benefits paid	(69,210)	(71,216)	(7,125)	(7,933)
Other	26	130	—	—
Foreign currency exchange rate changes	(6,094)	(25,478)	—	—
Fair value of plan assets at end of year	**1,130,652**	**1,072,350**	**—**	**—**
Funded status at end of year	**$ (46,426)**	**$ (81,516)**	**$ (72,173)**	**$ (71,165)**
Funded status by plan:				
United States	$ (73,179)	$ (41,166)	$ (71,511)	$ (70,514)
United Kingdom	38,264	(28,914)	—	—
Other	(11,511)	(11,436)	(662)	(651)
Funded status at end of year	**$ (46,426)**	**$ (81,516)**	**$ (72,173)**	**$ (71,165)**
Funded status recognized on the consolidated balance sheet:				
Other non-current assets	$ 39,542	$ —	$ —	$ —
Current liabilities	(1,028)	(1,185)	(5,478)	(6,011)
Non-current liabilities	(84,940)	(80,331)	(66,695)	(65,154)
Funded status at end of year	**$ (46,426)**	**$ (81,516)**	**$ (72,173)**	**$ (71,165)**
Amounts recognized in accumulated other comprehensive loss:				
Net actuarial loss	$ (582,953)	$ (505,723)	$ (8,229)	$ (5,439)
Prior service credit/(cost)	46,825	(316)	25,094	28,659
Net transition asset	205	159	—	—
Total before tax and allocation to noncontrolling interests	**$ (535,923)**	**$ (505,880)**	**$ 16,865**	**$ 23,220**
ACCUMULATED BENEFIT OBLIGATION AT END OF YEAR	**$ 1,088,660**	**$ 1,052,658**		

Defined benefit pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31, 2011*	December 31, 2010*
Projected benefit obligation	$ 437,458	$ 398,932
Accumulated benefit obligation	432,981	395,832
Fair value of plan assets	351,492	344,670

* *Balances for the years ended December 31, 2011 and 2010 do not include information for plans in the United Kingdom and South Africa since the plan assets of those plans exceeded the accumulated benefit obligation.*

Contributions:

Based on the minimum statutory funding requirements for 2012, we are not required to make any mandatory contributions to our U.S. pension plans. Based on the minimum statutory funding requirements for 2012, we expect to contribute total mandatory contributions of approximately $22,400 to our non-U.S. pension plans and approximately $5,600 to our other postretirement benefit plans.

Estimated future benefit payments:

We expect to make the following benefit payments:

	2012	2013	2014	2015	2016	2017-2021
Pension plans	$ 68,700	$ 68,100	$ 69,300	$ 70,300	$ 69,800	$ 358,200
OPEB plans	5,600	5,500	5,500	5,500	5,300	24,400

Plan Assets:

Each of our defined benefit pension plans in the U.S., U.K., Canada, India and South Africa is governed by a written investment policy. The pension plans in Finland and France have no plan assets.

The investment policy of each of our pension plans allocates assets in accordance with policy guidelines. These guidelines identify target and/or maximum and minimum allocations by asset class. Our guidelines vary by pension plan for each asset class, but generally range between 40% and 60% for equities, 40% and 60% for fixed income and 0% and 10% for cash, with the exception of plan contributions temporarily awaiting longer-term investment. Some of the guidelines expressly endorse +/- ranges, which ranges are generally 10% or less.

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of uncertainty related to certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect the fair value of our defined benefit plan assets, which in turn, would result in a change to our net pension benefit liability on our consolidated balance sheet. Accordingly, the valuation of investments at each year end may not be indicative of future valuations or the amounts that could be realized upon future liquidation. We develop investment policies for each of our pension plans which take these risks into account and we continually review the investment policies to ensure that the investment strategy is aligned with pension plan liabilities and projected pension plan benefit payments. Based on our current holdings, we believe that our individual pension plans are not exposed to a significant concentration of risk in any particular sector or asset class.

Our pension plan assets are valued under the established framework for measuring fair value in accordance with U.S. generally accepted accounting principles. See Note 1 for further information regarding the measurement of fair value under U.S. generally accepted accounting principles and our accounting policy. Our pension plan assets measured within the fair value framework consist of investments in equity securities, commingled funds, investments in debt and equity securities, and private investment fund assets. Quoted prices in active markets are used to value investments when available. Investments are valued at their closing price or, when not available, the last reported bid price. In accordance with current accounting guidance, our valuations include the use of the funds' reported net asset values for our commingled fund investments and our private investment funds. Commingled funds are valued at the net asset value for their underlying securities. We further corroborate the above valuations with observable market data using level 1 and 2 inputs within the fair value framework. The fair value of our private investment fund assets are based on the net asset value of their investments in other funds, including hedge funds, as communicated by the asset manager. The net asset values of the underlying funds, in turn, are valued based on the net asset values of their investments in equity securities, commingled funds, investments in debt and equity securities and limited partnerships and similar pooled investment vehicles. Our investments in private investment fund assets are valued using level 3 unobservable market data inputs.

The fair values of our defined benefit pension plan assets as of December 31, 2011 and 2010 by asset category are as follows:

	Fair Value Measurements as of							
	December 31, 2011				December 31, 2010			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity Securities[(1)]	$ 167,227	$ —	$ —	$ 167,227	$ 193,795	$ —	$ —	$ 193,795
Commingled Funds:								
Equity[(2)]	—	270,213	6,614	276,827	—	307,964	—	307,964
Corporate Fixed Income[(3)]	—	256,094	—	256,094	—	217,734	—	217,734
Government Fixed Income[(4)]	—	312,711	—	312,711	—	254,836	—	254,836
Money Market[(5)]	—	6,306	—	6,306	—	1,106	—	1,106
Cash equivalents	—	67,245	—	67,245	—	88,813	—	88,813
Private Investment Funds[(6)]	—	—	35,053	35,053	—	—	—	—
Subtotal	$ 167,227	$ 912,569	$ 41,667	1,121,463	$ 193,795	$ 870,453	$ —	1,064,248
Cash and cash equivalents				9,189				6,374
Plan receivables				—				1,728
TOTAL PLAN ASSETS				$ 1,130,652				$ 1,072,350

(1) *Publicly traded equity securities.*

(2) *Primarily equity securities with a focus on long-term returns.*

(3) *Primarily corporate fixed income securities with a focus on intermediate-term and long-term maturities.*

(4) *Primarily government fixed-income securities with a focus on current income and capital preservation with varying maturities.*

(5) *Primarily short-term maturities of two years or less from various issuers with a focus on preservation of capital.*

(6) *Private investment funds which primarily invest in funds, including hedge funds, which, in turn, invest in equity securities, commingled funds, investments in debt and equity securities and limited partnerships and similar pooled investment vehicles.*

Level 3 Gains and Losses:

There were no level 3 plan assets as of December 31, 2009 and 2010 and no activity during 2010. The table below provides a summary of the changes in the fair value of our level 3 plan assets during 2011:

	Level 3 Plan Assets
Balance at December 31, 2010	$ —
Purchases	43,429
Unrealized losses	(1,762)
BALANCE AT DECEMBER 31, 2011	**$ 41,667**

Defined Contribution Plans

Our U.S. subsidiaries have a 401(k) plan for salaried employees. We match 100% of the employee contributions on the first 6% of eligible base pay, subject to the annual limit on eligible earnings under the Internal Revenue Code. In total, our U.S. subsidiaries contributed approximately $9,400, $7,000, and $7,800 to the 401(k) plan in 2011, 2010, and 2009, respectively. Our U.S. subsidiaries also have a Roth 401(k) plan for salaried employees.

Our U.K. subsidiaries offer a defined contribution plan for salaried employees. Under the defined contribution plan, amounts are credited as a percentage of earnings which percentage can be increased within prescribed limits after five years of membership in the fund if matched by the employee. At termination (up to two years' service only), an employee may receive the balance in the account. Otherwise, at termination or at retirement, an employee receives an annuity or a combination of lump-sum and annuity. Our U.K. subsidiaries contributed approximately $10,500, $8,400, and $3,800 in 2011, 2010, and 2009, respectively, to the defined contribution plan.

Other Benefits

Certain of our non-U.S. subsidiaries participate in government-mandated indemnity and postretirement programs for their employees. Liabilities of $19,430 and $20,877 were recorded within pension, postretirement and other employee benefits on the consolidated balance sheet at December 31, 2011 and 2010, respectively, related to such benefits.

NOTE 9 Guarantees and Warranties

We have agreed to indemnify certain third parties relating to businesses and/or assets that we previously owned and sold to such third parties. Such indemnifications relate primarily to potential environmental and tax exposures for activities conducted by us prior to the sale of such businesses and/or assets. It is not possible to predict the maximum potential amount of future payments under these or similar indemnifications due to the conditional nature of the obligations and the unique facts and circumstances involved in each particular indemnification.

		Carrying Amount of Liability	
	Maximum Potential Payment	December 31, 2011	December 31, 2010
Environmental indemnifications	No limit	$ 8,200	$ 8,400
Tax indemnifications	No limit	$ —	$ —

We also maintain contingencies for warranty expenses on certain of our long-term contracts. Generally, warranty contingencies are accrued over the life of the contract so that a sufficient balance is maintained to cover our aggregate exposure at the conclusion of the project.

	2011	2010	2009
Warranty Liability:			
Balance at beginning of year	**$ 100,300**	**$ 110,800**	**$ 99,400**
Accruals	31,000	27,200	32,600
Settlements	(19,600)	(13,100)	(6,600)
Adjustments to provisions, including foreign currency translation	(18,700)	(24,600)	(14,600)
BALANCE AT END OF YEAR	**$ 93,000**	**$ 100,300**	**$ 110,800**

We are contingently liable under standby letters of credit, bank guarantees and surety bonds, totaling $990,300 and $1,010,600 as of December 31, 2011 and 2010, respectively, primarily for guarantees of our performance on projects currently in execution or under warranty. These amounts include the standby letters of credit issued under the U.S. senior secured credit agreement discussed in Note 7 and from other facilities worldwide. No material claims have been made against these guarantees, and based on our experience and current expectations, we do not anticipate any material claims.

We have also guaranteed certain performance obligations in a refinery/electric power generation project based in Chile in which we hold a noncontrolling interest. See Note 5 for further information.

NOTE 10 Derivative Financial Instruments

We are exposed to certain risks relating to our ongoing business operations. The risks managed by using derivative financial instruments relate primarily to foreign currency exchange rate risk and, to a significantly lesser extent, interest rate risk. Derivative financial instruments are recognized as assets or liabilities at fair value in our consolidated balance sheet.

	Fair Values of Derivative Financial Instruments					
	Balance Sheet Location	Asset Derivatives December 31, 2011	Asset Derivatives December 31, 2010	Balance Sheet Location	Liability Derivatives December 31, 2011	Liability Derivatives December 31, 2010
Derivatives designated as hedging instruments						
Interest rate swap contracts	Other assets	$ —	$ —	Other long-term liabilities	$ 8,707	$ 6,903
Derivatives not designated as hedging instruments						
Foreign currency forward contracts	Contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts	1,691	2,112	Contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts	6,446	2,978
Foreign currency forward contracts	Other accounts receivable	75	367	Accounts payable	34	38
TOTAL DERIVATIVES		**$ 1,766**	**$ 2,479**		**$ 15,187**	**$ 9,919**

Foreign Currency Exchange Rate Risk

We operate on a worldwide basis with substantial operations in Europe that subject us to foreign currency exchange rate risk mainly relative to the British pound, Euro and Polish Zloty. Under our risk management policies, we do not hedge translation risk exposure. All activities of our affiliates are recorded in their functional currency, which is typically the local currency in the country of domicile of the affiliate. In the ordinary course of business, our affiliates enter into transactions in currencies other than their respective functional currencies. We seek to minimize the resulting foreign currency transaction risk by contracting for the procurement of goods and services in the same currency as the sales value of the related long-term contract. We further mitigate the risk through the use of foreign currency forward contracts to hedge the exposed item, such as anticipated purchases or revenues, back to their functional currency.

The notional amount of our foreign currency forward contracts provides one measure of our transaction volume outstanding as of the balance sheet date. As of December 31, 2011, we had a total gross notional amount of approximately $233,500 related to foreign currency forward contracts. Amounts ultimately realized upon final settlement of these financial instruments, along with the gains and losses on the underlying exposures within our long-term contracts, will depend on actual market exchange rates during the remaining life of the instruments. The contract maturity dates range from 2012 through 2013.

We are exposed to credit loss in the event of non-performance by the counterparties. These counterparties are commercial banks that are primarily rated "BBB+" or better by S&P (or the equivalent by other recognized credit rating agencies).

Increases in the fair value of the currencies sold forward result in losses while increases in the fair value of the currencies bought forward result in gains. For foreign currency forward contracts used to mitigate currency risk on our projects, the gain or loss from the portion of the mark-to-market adjustment related to the completed portion of the underlying project is included in cost of operating revenues at the same time as the underlying foreign currency exposure occurs. The gain or loss from the remaining portion of the mark-to-market adjustment, specifically the portion relating to the uncompleted portion of the underlying project is reflected directly in cost of operating revenues in the period in which the mark-to-market adjustment occurs. We also utilize foreign currency forward contracts to mitigate non-project related currency risks, which are recorded in other deductions, net. The gain or loss from the remaining uncompleted portion of our projects and other non-project related transactions were as follows:

Derivatives Not Designated as Hedging Instruments	Location of Gain/(Loss) Recognized in Income on Derivative	Amount of Gain/(Loss) Recognized in Income on Derivatives 2011	2010	2009
Foreign currency forward contracts	Cost of operating revenues	$ (3,726)	$ (73)	$ 7,021
Foreign currency forward contracts	Other deductions, net	(318)	98	756
TOTAL		**$ (4,044)**	**$ 25**	**$ 7,777**

The mark-to-market adjustments on foreign currency forward exchange contracts for these unrealized gains or losses are primarily recorded in either contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts on the consolidated balance sheet.

In 2011, 2010 and 2009, we included net cash inflows/(outflows) on the settlement of derivatives of $315, $(5,289) and $(10,600), respectively, within the "net change in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts," a component of cash flows from operating activities in the consolidated statement of cash flows.

Interest Rate Risk

We use interest rate swap contracts to manage interest rate risk associated with a portion of our variable rate special-purpose limited recourse project debt. The aggregate notional amount of the receive-variable/pay-fixed interest rate swaps was $65,700 as of December 31, 2011.

Upon entering into the swap contracts, we designate the interest rate swaps as cash flow hedges. We assess at inception, and on an ongoing basis, whether the interest rate swaps are highly effective in offsetting changes in the cash flows of the project debt. Consequently, we record the fair value of interest rate swap contracts in our consolidated balance sheet at each balance sheet date. Changes in the fair value of the interest rate swap contracts are recorded as a component of other comprehensive income.

The impact from interest rate swap contracts in cash flow hedging relationships was as follows:

	2011	2010	2009
Loss recognized in other comprehensive income	$ (4,371)	$ (3,735)	$ (3,213)
Loss reclassified from accumulated other comprehensive loss	2,230	2,942	2,317

See Note 12 for the related tax benefits on cash flow hedges that are recognized in other comprehensive income for the years ended December 31, 2011, 2010 and 2009.

NOTE 11 Share-Based Compensation Plans

Our share-based compensation plans include both stock options and restricted awards. The following table summarizes our share-based compensation expense and related income tax benefit:

	2011	2010	2009
Share-based compensation	$ 21,849	$ 22,996	$ 22,781
Related income tax benefit	413	353	448

We estimate the fair value of each option award on the date of grant using the Black-Scholes option valuation model. We then recognize the grant date fair value of each option as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period). The Black-Scholes model incorporates the following assumptions:

- Expected volatility — we estimate the volatility of our share price at the date of grant using a "look-back" period which coincides with the expected term, defined below. We believe using a "look-back" period which coincides with the expected term is the most appropriate measure for determining expected volatility.
- Expected term — we estimate the expected term using the "simplified" method, as outlined in Staff Accounting Bulletin No. 107, "Share-Based Payment."
- Risk-free interest rate — we estimate the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant.
- Dividends — we use an expected dividend yield of zero because we have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends.

We used the following weighted-average assumptions to estimate the fair value of the options granted for the periods indicated:

	2011	2010	2009
Expected volatility	66 %	69 %	70 %
Expected term	4.4 years	3.9 years	3.6 years
Risk-free interest rate	1.49 %	1.60 %	1.60 %
Expected dividend yield	0.0 %	0.0 %	0.0 %

We estimate the fair value of restricted share unit awards using the market price of our shares on the date of grant. We then recognize the fair value of each restricted share unit award as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period).

Certain of our executives have been awarded performance-based restricted share units, or performance RSUs. Under these awards, the number of restricted share units that ultimately vest depend on our share price performance against specified performance goals, which are defined in our performance-based award agreements. We estimate the grant date fair value of each performance RSU award using a Monte Carlo valuation model. We then recognize the fair value of each performance RSU award as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period).

We estimate pre-vesting forfeitures at the time of grant using a combination of historical data and demographic characteristics, and we revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We record share-based compensation expense only for those awards that are expected to vest.

As of December 31, 2011, the breakdown of our unrecognized compensation cost and related weighted-average period for the cost to be recognized were as follows:

	December 31, 2011	Weighted-Average Period for Cost to be Recognized
Unrecognized compensation cost:		
Stock options	$ 8,942	2 years
Restricted awards	15,797	2 years
TOTAL UNRECOGNIZED COMPENSATION COST	**$ 24,739**	**2 YEARS**

Omnibus Incentive Plan:

On May 9, 2006, our shareholders approved the Omnibus Incentive Plan (the "Omnibus Plan"). The Omnibus Plan allows for the granting of stock options, stock appreciation rights, restricted stock, restricted share units, performance-contingent shares, performance-contingent units, including performance RSUs, cash-based awards and other equity-based awards to our employees, non-employee directors and third-party service providers. The Omnibus Plan effectively replaced our prior share-based compensation plans, and no further options or equity-based awards will be granted under any of the prior share-based compensation plans. The maximum number of shares as to which stock options and restricted stock awards may be granted under the Omnibus Plan is 9,560,000 shares, plus shares that become available for issuance pursuant to the terms of the awards previously granted under the prior compensation plans and outstanding as of May 9, 2006 and only if those awards expire, terminate or are otherwise forfeited before being exercised or settled in full (but not to exceed 10,000,000 shares). Shares awarded pursuant to the Omnibus Plan are issued out of our conditionally authorized shares.

The Omnibus Plan includes a "change in control" provision, which provides for cash redemption of equity awards issued under the Omnibus Plan in certain limited circumstances. In accordance with Securities and Exchange Commission Accounting Series Release No. 268, "Presentation in Financial Statements of Redeemable Preferred Stocks," we present the redemption amount of these equity awards as temporary equity on the consolidated balance sheet as the equity award is amortized during the vesting period. The redemption amount represents the intrinsic value of the equity award on the grant date. In accordance with current accounting guidance regarding the classification and measurement of redeemable securities, we do not adjust the redemption amount each reporting period unless and until it becomes probable that the equity awards will become redeemable (upon a change in control event). Upon vesting of the equity awards, we reclassify the intrinsic value of the equity awards, as determined on the grant date, to permanent equity. A reconciliation of temporary equity for the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Balance at beginning of year	**$ 4,935**	**$ 2,570**	**$ 7,586**
Compensation cost during the period for those equity awards with intrinsic value on the grant date	12,540	11,672	11,615
Intrinsic value of equity awards vested during the period for those equity awards with intrinsic value on the grant date	(12,482)	(9,307)	(16,631)
BALANCE AT END OF YEAR	**$ 4,993**	**$ 4,935**	**$ 2,570**

Our articles of association provide for conditional capital of 62,317,956 shares for the issuance of shares under our share-based compensation plans, outstanding share purchase warrants and other convertible securities we may issue in the future. Conditional capital decreases upon issuance of shares in connection with the exercise of outstanding stock options or vesting of restricted stock units, with an offsetting increase to our issued and authorized share capital. As of December 31, 2011, our remaining available conditional capital was 59,781,738 shares.

Prior Share-Based Compensation Plans:

Our prior share-based compensation plans include the 1995 Stock Option Plan and the Stock Option Plan for Directors of Foster Wheeler, both of which were approved by our shareholders. No further awards will be granted under these plans. In connection with the Redomestication, Foster Wheeler AG assumed Foster Wheeler Ltd.'s obligations under Foster Wheeler Ltd.'s share-based incentive award programs and similar employee share-based awards. See Note 18 for further information related to the Redomestication.

Stock Option Awards:

A summary of employee stock option activity for 2011, 2010 and 2009 is presented below:

	2011		2010		2009	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year	**2,736,997**	**$ 32.19**	**3,517,022**	**$ 30.53**	**3,077,046**	**$ 32.59**
Options exercised	(414,361)	$ 26.28	(1,185,186)	$ 21.77	(65,026)	$ 23.23
Options granted	493,913	$ 29.77	535,123	$ 25.61	580,576	$ 30.15
Options cancelled, forfeited or expired	(435,070)	$ 39.32	(129,962)	$ 55.22	(75,574)	$ 117.58
Options outstanding at end of year	**2,381,479**	**$ 31.42**	**2,736,997**	**$ 32.19**	**3,517,022**	**$ 30.53**
Options available for grant at end of year	3,251,123		4,082,045		4,836,596	
Weighted-average fair value of options granted*	$ 15.79		$ 13.23		$ 15.25	

* *Based on grant date fair value of options.*

The following table summarizes our stock options outstanding and exercisable as of December 31, 2011:

Range of Exercise Prices			Stock Options Outstanding			Stock Options Exercisable		
			Number Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price
$ 14.52	to	$ 20.57	176,214	5.9	$ 19.67	29,696	0.9	$ 15.34
21.43	to	21.70	843,576	1.9	21.43	843,576	1.9	21.43
23.02	to	24.08	155,275	4.3	23.57	37,480	3.5	23.72
26.07	to	29.24	295,829	4.0	26.96	44,281	5.0	28.06
30.38	to	33.18	313,760	3.0	31.98	212,157	2.8	31.93
35.20	to	48.10	272,590	6.1	35.39	4,019	1.6	48.10
65.62	to	78.63	324,235	1.1	67.72	324,235	1.1	67.72
$ 14.52	**to**	**$ 78.63**	**2,381,479**	**3.1**	**$ 31.42**	**1,495,444**	**2.0**	**$ 33.16**

As of December 31, 2011, the aggregate intrinsic value of outstanding options and exercisable options was $113 and $113, respectively. The exercise date total intrinsic value of options exercised during 2011, 2010 and 2009 was $4,250, $10,268 and $483, respectively.

Restricted Awards:

Restricted awards consist of restricted shares, restricted share units and performance-based restricted share units. A summary of restricted awards activity for 2011, 2010 and 2009 is presented below:

	2011			2010			2009		
	Units		Weighted-Average Grant Price	Units		Weighted-Average Grant Price	Units		Weighted-Average Grant Price
Restricted Share Units:									
Non-vested at beginning of year	**737,755**	**$**	**27.07**	**707,923**	**$**	**28.28**	**931,915**	**$**	**29.63**
Granted	482,194	$	25.43	374,204	$	26.53	245,949	$	30.15
Vested	(479,150)	$	26.05	(321,493)	$	28.95	(464,258)	$	31.94
Cancelled or forfeited	(70,452)	$	27.03	(22,879)	$	29.15	(5,683)	$	32.14
NON-VESTED AT END OF YEAR	**670,347**	**$**	**26.62**	**737,755**	**$**	**27.07**	**707,923**	**$**	**28.28**
Performance RSUs:(1)									
Non-vested at beginning of year	—	**$**	—	—	**$**	—	—	**$**	—
Granted	244,186	$	17.38	—	$	—	—	$	—
Vested	—	$	—	—	$	—	—	$	—
Cancelled or forfeited	(13,849)	$	25.08	—	$	—	—	$	—
NON-VESTED AT END OF YEAR	**230,337**	**$**	**16.92**	—	**$**	—	—	**$**	—
Restricted Shares:									
Non-vested at beginning of year	—	**$**	—	—	**$**	—	**82,980**	**$**	**21.47**
Granted	—	$	—	—	$	—	—	$	—
Vested	—	$	—	—	$	—	(82,980)	$	21.47
Cancelled or forfeited	—	$	—	—	$	—	—	$	—
NON-VESTED AT END OF YEAR	—	**$**	—	—	**$**	—	—	**$**	—

(1) *Represents the maximum number of shares that could be awarded based on the performance criteria specified in the award.*

As of December 31, 2011, 2010 and 2009, there were no restricted shares outstanding and there was no restricted share activity during 2011 and 2010.

The total fair value of restricted awards vested during 2011, 2010 and 2009 was $11,303, $10,129 and $16,043, respectively.

NOTE 12 Accumulated Other Comprehensive Loss

Below are the adjustments included in other comprehensive loss/(income) for foreign currency translation, cash flow hedges and pension and other postretirement benefits and their related tax provision/(benefit) and balances attributable to noncontrolling interests and Foster Wheeler AG:

		2011		2010		2009
Foreign currency translation	$	(24,489)	$	(20,789)	$	30,468
Less: Attributable to noncontrolling interests		(2,795)		1,748		1,181
Attributable to Foster Wheeler AG	**$**	**(21,694)**	**$**	**(22,537)**	**$**	**29,287**
Net loss on cash flow hedges *	$	(3,164)	$	(1,154)	$	(2,102)
Less: Tax benefit		(1,462)		(317)		(578)
Attributable to Foster Wheeler AG	**$**	**(1,702)**	**$**	**(837)**	**$**	**(1,524)**
Pension and other postretirement benefits	$	(36,397)	$	(442)	$	30,629
Less: Tax provision/(benefit)		5,804		3,017		1,568
Pension and other postretirement benefits, net of tax		(42,201)		(3,459)		29,061
Less: Attributable to noncontrolling interests		(33)		(333)		40
Attributable to Foster Wheeler AG	**$**	**(42,168)**	**$**	**(3,126)**	**$**	**29,021**

* *Cash flow hedges include the impact from unconsolidated affiliates accounted for under the equity method of accounting.*

No tax is currently provided on foreign currency translation adjustments in comprehensive income as they relate to earnings that are indefinitely reinvested in each subsidiary's country of domicile.

Below is a rollforward of accumulated other comprehensive loss adjusted for other comprehensive income/(loss) items attributable to Foster Wheeler AG (all amounts net of tax):

	Accumulated Other Comprehensive Loss			
	Accumulated Foreign Currency Translation	Net Gains/(Losses) on Cash Flow Hedges	Pension and Other Postretirement Benefits	Total Accumulated Other Comprehensive Loss
Balance at December 26, 2008	**$ (79,364)**	**$ (6,972)**	**$ (408,452)**	**$ (494,788)**
Other comprehensive income/(loss)	29,287	(1,524)	29,021	56,784
Balance at December 31, 2009	**(50,077)**	**(8,496)**	**(379,431)**	**(438,004)**
Other comprehensive loss	(22,537)	(837)	(3,126)	(26,500)
Balance at December 31, 2010	**(72,614)**	**(9,333)**	**(382,557)**	**(464,504)**
Other comprehensive loss	(21,694)	(1,702)	(42,168)	(65,564)
Balance at December 31, 2011	**$ (94,308)**	**$ (11,035)**	**$ (424,725)**	**$ (530,068)**

NOTE 13 Income Taxes

Below are the components of income/(loss) before income taxes for 2011, 2010 and 2009 under the following tax jurisdictions:

	2011	2010	2009
U.S.	$ (46,689)	$ (57,982)	$ (724)
Non-U.S.	281,931	363,222	455,844
TOTAL	**$ 235,242**	**$ 305,240**	**$ 455,120**

The provision for income taxes was as follows:

	2011	2010	2009
Current tax expense:			
U.S.	$ 963	$ 1,057	$ 387
Non-U.S.	73,867	40,233	73,694
Total current	**74,830**	**41,290**	**74,081**
Deferred tax expense/(benefit):			
U.S.	—	—	—
Non-U.S.	(16,316)	33,241	19,681
Total deferred	**(16,316)**	**33,241**	**19,681**
TOTAL PROVISION FOR INCOME TAXES	**$ 58,514**	**$ 74,531**	**$ 93,762**

Deferred tax assets/(liabilities) consist of the following:

	December 31, 2011	December 31, 2010
Deferred tax assets:		
Pensions	$ 24,523	$ 29,499
Accrued costs on long-term contracts	30,230	24,858
Deferred income	24	5,786
Accrued expenses	65,414	50,668
Postretirement benefits other than pensions	23,748	23,948
Asbestos claims	50,837	49,952
Net operating loss carryforwards and other tax attributes	292,229	264,146
Asset impairments and other reserves	1,481	1,990
Other	6,201	7,700
Total gross deferred tax assets	494,687	458,547
Valuation allowance	(399,025)	(373,878)
TOTAL DEFERRED TAX ASSETS	**95,662**	**84,669**
Deferred tax liabilities:		
Property, plant and equipment	(26,733)	(27,363)
Goodwill and other intangible assets	(15,632)	(16,230)
Investments	(21,648)	(21,648)
Unremitted earnings of foreign subsidiaries	(4,506)	—
Total gross deferred tax liabilities	**(68,519)**	**(65,241)**
NET DEFERRED TAX ASSETS	**$ 27,143**	**$ 19,428**

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of the various attributes. We believe that it is more likely than not that the remaining net deferred tax assets (after consideration of the valuation allowance) will be realized through future earnings and/or tax planning strategies. The amount of the deferred tax assets considered realizable, however, could change in the near future if estimates of future taxable income during the carryforward period are changed. We have reduced our U.S. and certain non-U.S. tax benefits by a valuation allowance based on a consideration of all available evidence, which indicates that it is more likely than not that some or all of the deferred tax assets will not be realized. During 2011, the valuation allowance increased by $25,147, primarily as a result of losses in jurisdictions where a full valuation allowance was previously recorded (primarily in the U.S.).

For statutory purposes, the majority of deferred tax assets for which a valuation allowance is provided do not begin expiring until 2025 or later, based on the current tax laws.

Our subsidiaries file income tax returns in numerous tax jurisdictions, including the United States, several U.S. states and numerous non-U.S. jurisdictions around the world. Tax returns are also filed in jurisdictions where our subsidiaries execute project-related work. The statute of limitations varies by jurisdiction. Because of the number of jurisdictions in which we file tax returns, in any given year the statute of limitations in a number of jurisdictions may expire within 12 months from the balance sheet date. As a result, we expect recurring changes in unrecognized tax benefits due to the expiration of the statute of limitations, none of which are expected to be individually significant. With few exceptions, we are no longer subject to income tax examinations by tax authorities for years before 2007.

During 2011 and 2010, we settled tax audits in Europe, which resulted in a reduction of unrecognized tax benefits and a corresponding reduction in the provision for income taxes of $1,450 and $1,700, respectively. A number of tax years are under audit by the tax authorities in various jurisdictions, including the U.S. and several states within the U.S. We anticipate that several of these audits may be concluded in the foreseeable future, including in 2012. Based on the status of these audits, it is reasonably possible that the conclusion of the audits may result in a reduction of unrecognized tax benefits. However, it is not possible to estimate the magnitude of any such reduction at this time.

The following table summarizes the activity related to our unrecognized tax benefits which, if recognized, would affect our effective tax rate before existing valuation allowance considerations:

	2011	2010	2009
Balance at beginning of year	**$ 54,870**	**$ 58,846**	**$ 48,742**
Additions for tax positions related to the current year	4,319	9,131	12,680
Additions for tax positions related to prior years	843	—	10,644
Reductions for tax positions related to prior years	(4,822)	(4,791)	(3,336)
Settlements	(178)	(2,445)	(507)
Reductions for lapse of statute of limitations	(1,350)	(5,871)	(9,377)
BALANCE AT END OF YEAR	**$ 53,682**	**$ 54,870**	**$ 58,846**

We recognize interest accrued on the unrecognized tax benefits in interest expense and penalties on the unrecognized tax benefits in other deductions, net on our consolidated statement of operations. Previously accrued interest and/or penalties that are ultimately not assessed reduce current year expense. The table below summarizes our activity for interest and penalties on unrecognized tax benefits for 2011, 2010 and 2009:

	2011	2010	2009
Interest expense accrued on unrecognized tax benefits	$ 859	$ 2,701	$ 2,014
Previously accrued interest that was ultimately not assessed	(842)	(1,933)	(5,060)
Net interest expense/(net reduction of interest expense) on unrecognized tax benefits	**$ 17**	**$ 768**	**$ (3,046)**
Penalties on unrecognized tax benefits	$ 4,823	$ 3,735	$ 5,187
Previously accrued tax penalties that were ultimately not assessed	(811)	(2,012)	(2,706)
Net penalties/(net reduction of penalties) on unrecognized tax benefits	**$ 4,012**	**$ 1,723**	**$ 2,481**

The provision for income taxes differs from the amount of income tax computed by applying the U.S. federal statutory rate of 35% to income before income taxes, as a result of the following:

	2011	2010	2009
Tax provision at U.S. statutory rate	35.0%	35.0%	35.0%
Valuation allowance	6.0%	5.3%	(0.8)%
Non-U.S. rates different than U.S. statutory rate	(17.5)%	(16.8)%	(14.7)%
Impact of changes in tax rate on deferred taxes	0.5%	0.3%	0.2%
Nondeductible loss / nontaxable income	0.1%	0.6%	1.9%
Other	0.8%	0.0%	(1.0)%
TOTAL	**24.9%**	**24.4%**	**20.6%**

Although we are a Swiss Corporation, we are exclusively traded on a U.S. exchange; therefore, we reconcile our effective tax rate to the U.S. federal statutory rate of 35% to facilitate meaningful comparison with peer companies in the U.S. capital markets.

NOTE 14 Business Segments

We operate through two business groups: our **Global E&C Group** and our **Global Power Group.**

Global E&C Group

Our Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation facilities, distribution facilities, gasification facilities and processing facilities associated with the metals and mining sector. Our Global E&C Group is also involved in the design of facilities in developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids, coal-to-chemicals and biofuels. Additionally, our Global E&C Group is also involved in the development, engineering, construction, ownership and operation of power generation facilities, from conventional and renewable sources, and of waste-to-energy facilities. Our Global E&C Group generates revenues from design, engineering, procurement, construction and project management activities pursuant to contracts which generally span up to approximately four years in duration and from returns on its equity investments in various power production facilities.

Global Power Group

Our Global Power Group designs, manufactures and erects steam generating and auxiliary equipment for electric power generating stations, district heating and industrial facilities worldwide. Additionally, our Global Power Group owns a waste-to-energy facility and a controlling interest in a combined-cycle gas turbine facility and operates two cogeneration power facilities for steam/electric and refinery/electric power generation. Our Global Power Group generates revenues from engineering activities, equipment supply, construction contracts, operating and maintenance agreements, royalties from licensing its technology, and from returns on its investments in power production facilities.

Our Global Power Group's steam generating equipment includes a broad range of steam generation and environmental technologies, offering independent power producers, utilities, municipalities and industrial clients high-value technology solutions for converting a wide range of fuels, such as coal, lignite, petroleum coke, oil, gas, solar, biomass, municipal solid waste and waste flue gases into steam, which can be used for power generation, district heating or industrial processes.

Corporate and Finance Group

In addition to these two business groups, which also represent two of our operating segments for financial reporting purposes, we report corporate center expenses, our captive insurance operation and expenses related to certain legacy liabilities, such as asbestos, in the Corporate and Finance Group, which also represents an operating segment for financial reporting purposes and which we refer to as the C&F Group.

Operating Revenues

We conduct our business on a global basis. Our Global E&C Group has accounted for the largest portion of our operating revenues over the last ten years. In 2011, our Global E&C Group accounted for 77% of our total operating revenues, while our Global Power Group accounted for 23% of our total operating revenues.

Our operating revenues by geographic region, based upon where our projects are being executed, for 2011 were as follows:

Geographic Region Concentration of Third-Party Revenues by Project Location:	Global E&C Group		Global Power Group		Total	
	Third-Party Revenues	Percentage of Segment Total	Third-Party Revenues	Percentage of Segment Total	Third-Party Revenues	Percentage of Total
Africa	$ 155,207	4.5%	$ 3,392	0.3%	$ 158,599	3.5%
Asia	550,425	16.0%	285,548	27.5%	835,973	18.7%
Australasia and other*	1,175,042	34.1%	6	0.0%	1,175,048	26.2%
Europe	474,116	13.8%	444,081	42.8%	918,197	20.5%
Middle East	235,977	6.8%	34,957	3.4%	270,934	6.0%
North America	528,923	15.4%	240,978	23.2%	769,901	17.2%
South America	323,389	9.4%	28,688	2.8%	352,077	7.9%
TOTAL	**$ 3,443,079**	**100.0%**	**$ 1,037,650**	**100.0%**	**$ 4,480,729**	**100.0%**

* *Australasia and other primarily represents Australia, New Zealand and the Pacific Islands.*

One client accounted for approximately 26%, 25% and 24% of our consolidated operating revenues (inclusive of flow-through revenues) in 2011, 2010 and 2009, respectively; however, the associated flow-through revenues included in these percentages accounted for approximately 25%, 23% and 22% of our consolidated operating revenues in 2011, 2010 and 2009, respectively. No other single client accounted for ten percent or more of our consolidated revenues in 2011, 2010 or 2009.

EBITDA

EBITDA is the primary measure of operating performance used by our chief operating decision maker. We define EBITDA as net income attributable to Foster Wheeler AG before interest expense, income taxes, depreciation and amortization.

A reconciliation of EBITDA to net income attributable to Foster Wheeler AG is shown below:

	2011	2010	2009
EBITDA			
Global E&C Group	$ 210,541	$ 296,240	$ 421,186
Global Power Group	184,467	163,825	194,027
C&F Group*	(111,779)	(100,362)	(111,414)
TOTAL	**283,229**	**359,703**	**503,799**
Add: Net income attributable to noncontrolling interests	14,345	15,302	11,202
Less: Interest expense	12,876	15,610	14,122
Less: Depreciation and amortization	49,456	54,155	45,759
Income before income taxes	235,242	305,240	455,120
Less: Provision for income taxes	58,514	74,531	93,762
Net income	176,728	230,709	361,358
Less: Net income attributable to noncontrolling interests	14,345	15,302	11,202
NET INCOME ATTRIBUTABLE TO FOSTER WHEELER AG	**$ 162,383**	**$ 215,407**	**$ 350,156**

* *Includes general corporate income and expense, our captive insurance operation and the elimination of transactions and balances related to intercompany interest.*

EBITDA in the above table includes the following:

	2011	2010	2009
Net increase in contract profit from the regular revaluation of final estimated contract profit revisions:(1)			
Global E&C Group(2)	$ 13,200	$ 32,700	$ 66,700
Global Power Group(2)	22,000	24,100	2,300
TOTAL(2)	**35,200**	**56,800**	**69,000**
Net asbestos-related provision in C&F Group(3)	9,900	5,400	26,400
Pension plan curtailment gain in our Global E&C Group(4)	—	20,100	—
Net gain on settlement fee received in our Global E&C Group(5)	—	9,800	—
Charges for severance-related postemployment benefits:			
Global E&C Group	2,200	3,700	8,700
C&F Group	500	7,100	3,700
TOTAL	**2,700**	**10,800**	**12,400**

(1) *Please refer to "Revenue Recognition on Long-Term Contracts" in Note 1 for further information regarding changes in our final estimated contract profit.*

(2) *The changes in final estimated contract profit revisions during 2011 included the impact of two out-of-period corrections for reductions of final estimated profit totaling $7,800, which included final estimated profit reductions in our Global E&C Group and our Global Power Group of $3,200 and $4,600, respectively. The corrections were recorded in 2011 as they were not material to previously issued financial statements, nor are they material to the 2011 financial statements.*

(3) *Please refer to Note 16 for further information regarding the revaluation of our asbestos liability and related asset.*

(4) *Curtailment gain on the closure of the U.K. pension plan for the future defined benefit accrual in our Global E&C Group.*

(5) *Settlement fee received, net of charges incurred, due to a client's decision not to proceed with a prospective power project under development in Italy within our Global E&C Group.*

Identifiable Assets

Identifiable assets by group are those assets that are directly related to and support the operations of each group. Assets of our C&F Group are principally cash, investments, real estate and insurance receivables.

The accounting policies of our business segments are the same as those described in our summary of significant accounting policies. The only significant intersegment transactions relate to interest on intercompany balances. We account for interest on those arrangements as if they were third-party transactions — i.e., at current market rates, and we include the elimination of that activity in the results of the C&F Group.

	Equity in Earnings of Unconsolidated Subsidiaries			Capital Expenditures		
	2011	2010	2009	2011	2010	2009
Global E&C Group	$ 9,056	$ 3,107	$ 18,220	$ 10,087	$ 9,036	$ 34,711
Global Power Group	31,069	20,916	16,323	16,985	9,172	7,840
C&F Group	—	—	—	1,008	5,070	3,072
TOTAL	**$ 40,125**	**$ 24,023**	**$ 34,543**	**$ 28,080**	**$ 23,278**	**$ 45,623**

	Investments In and Advances to Unconsolidated Subsidiaries		Total Assets	
	December 31,		December 31,	
	2011	2010	2011	2010
Global E&C Group	$ 101,255	$ 137,486	$ 1,389,051	$ 1,530,575
Global Power Group	109,854	79,580	985,518	1,054,193
C&F Group	—	5	232,374	475,709
TOTAL	**$ 211,109**	**$ 217,071**	**$ 2,606,943**	**$ 3,060,477**

Third-party operating revenues as presented below are based on the geographic region in which the contracting subsidiary is located and not the location of the client or job site.

Geographic Region Concentration by Subsidiary Location:	2011	2010	2009
Africa	$ 117,683	$ 115,140	$ 72,689
Asia	567,663	669,321	847,316
Australia	1,180,721	975,112	1,054,216
Europe	1,307,139	1,404,526	2,011,673
Middle East	74,163	54,015	232,405
United States	1,131,087	791,603	810,750
Other locations in North America	14,487	3,783	8,575
South America	87,786	54,219	18,710
TOTAL	**$ 4,480,729**	**$ 4,067,719**	**$ 5,056,334**

Additional country detail for third-party revenues, determined based upon the location of the contracting subsidiary, are presented below and these balances represent a portion of the total operating revenues presented in the table above:

Geographic Country Concentration by Subsidiary Location:	2011	2010	2009
United Kingdom	$ 267,162	$ 482,190	$ 881,553
Singapore	251,168	357,235	564,007
Switzerland*	2,165	2,784	3,872

* *Switzerland is the country of domicile of Foster Wheeler AG.*

Long-lived assets as presented below are based on the geographic region in which the contracting subsidiary is located:

Long-Lived Assets:	December 31, 2011	December 31, 2010
Africa	$ 3,645	$ 4,502
Asia	29,425	33,664
Europe	390,057	411,710
Middle East	229	296
United States	307,534	203,633
South America	1,245	80,340
TOTAL	**$ 732,135**	**$ 734,145**

As of December 31, 2011 and 2010, our contracting subsidiaries in Switzerland, the Foster Wheeler AG country of domicile, had long-lived assets of $5,162 and $5,094, respectively.

Operating revenues by industry were as follows:

Operating Revenues (Third-Party) by Industry:	2011	2010	2009
Power generation	$ 954,417	$ 644,033	$ 954,852
Oil refining	1,473,894	1,401,994	1,437,277
Pharmaceutical	54,132	48,207	65,891
Oil and gas	1,306,916	1,149,053	1,499,276
Chemical/petrochemical	495,784	653,748	963,986
Power plant operation and maintenance	131,268	130,839	108,875
Environmental	10,904	12,873	16,586
Other, net of eliminations	53,414	26,972	9,591
TOTAL	**$ 4,480,729**	**$ 4,067,719**	**$ 5,056,334**

NOTE 15 Operating Leases

Certain of our subsidiaries are obligated under operating lease agreements, primarily for office space. In many instances, our subsidiaries retain the right to sub-lease the office space. Rental expense for these leases was as follows:

	2011	2010	2009
Rental expense for leases	$ 59,300	$ 61,936	$ 65,570

Future minimum rental commitments on non-cancelable leases are as follows:

	2012	2013	2014	2015	2016	2017 and Thereafter	Total
Future minimum rental commitments on non-cancelable leases	$ 50,627	$ 43,024	$ 37,985	$ 37,443	$ 30,146	$ 130,318	$ 329,543

We entered into sale/leaseback transactions for an office building in Spain in 2000 and an office building in the United Kingdom in 1999. In connection with these transactions, we recorded deferred gains, which are being recognized into income over the term of the respective leases. The gain recognized was $4,202, $4,004 and $4,036 for 2011, 2010 and 2009, respectively. As of December 31, 2011 and 2010, the balance of the deferred gains was $36,987 and $41,328, respectively, and is included in other long-term liabilities on the consolidated balance sheet. The year-over-year change in the deferred gain balance includes the impact of changes in foreign currency exchange rates.

NOTE 16 Litigation and Uncertainties

Asbestos

Some of our U.S. and U.K. subsidiaries are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the U.S. and the U.K. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by our subsidiaries during the 1970s and earlier.

United States

A summary of our U.S. claim activity is as follows:

Number of Claims:	2011	2010	2009
Open claims at beginning of year	**124,420**	**125,100**	**130,760**
New claims	4,670	6,080	4,410
Claims resolved	(4,550)	(6,760)	(10,070)
Open claims at end of year	124,540	124,420	125,100
Claims not valued in the liability[1]	(103,170)	(97,440)	(94,740)
OPEN CLAIMS VALUED IN THE LIABILITY AT END OF YEAR	**21,370**	**26,980**	**30,360**

(1) Claims not valued in the liability include claims on certain inactive court dockets, claims over six years old that are considered abandoned and certain other items.

Of the approximately 124,540 open claims, our subsidiaries are respondents in approximately 28,260 open claims wherein we have administrative agreements and are named defendants in lawsuits involving approximately 96,280 plaintiffs.

All of the open administrative claims have been filed under blanket administrative agreements that we have with various law firms representing claimants and do not specify monetary damages sought. Based on our analysis of lawsuits, approximately 54% do not specify the monetary damages sought or merely recite that the amount of monetary damages sought meets or exceeds the required minimum in the jurisdiction in which suit is filed. The following table summarizes the range of requested monetary damages sought by asbestos lawsuits:

	No specified damages[1]	Range of Requested Monetary Damages				Total
		$1 to $50	$51 to $1,000	$1,001 to $10,000	$10,001 +[2]	
Asbestos lawsuit monetary damages sought	54 %	10 %	28 %	6 %	2 %	100 %

(1) No specified monetary damages sought or recited amount of monetary damages sought meets or exceeds the required jurisdictional minimum in the jurisdiction in which suit is filed.

(2) Very small number of cases range to $50,000.

The majority of requests for monetary damages are asserted against multiple named defendants in a single complaint.

We had the following U.S. asbestos-related assets and liabilities recorded on our consolidated balance sheet as of the dates set forth below. Total U.S. asbestos-related liabilities are estimated through December 31, 2026. Although it is likely that claims will continue to be filed after that date, the uncertainties inherent in any long-term forecast prevent us from making reliable estimates of the indemnity and defense costs that might be incurred after that date.

United States Asbestos	December 31, 2011	December 31, 2010
Asbestos-related assets:		
Accounts and notes receivable-other	$ 43,677	$ 54,449
Asbestos-related insurance recovery receivable	131,007	165,452
TOTAL ASBESTOS-RELATED ASSETS	**$ 174,684**	**$ 219,901**
Asbestos-related liabilities:		
Accrued expenses	$ 50,900	$ 59,000
Asbestos-related liability	243,400	278,500
TOTAL ASBESTOS-RELATED LIABILITIES	**$ 294,300**	**$ 337,500**
Liability balance by claim category:		
Open claims	$ 56,700	$ 78,460
Future unasserted claims	237,600	259,040
TOTAL ASBESTOS-RELATED LIABILITIES	**$ 294,300**	**$ 337,500**

We have worked with Analysis, Research Planning Corporation, or ARPC, nationally recognized consultants in the United States with respect to projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defense costs at each year-end based on a forecast for the next 15 years. Each year we have recorded our estimated asbestos liability at a level consistent with ARPC's reasonable best estimate.

Based on its review of the 2011 activity, ARPC recommended that the assumptions used to estimate our future asbestos liability be updated as of December 31, 2011. Accordingly, we developed a revised estimate of our aggregate indemnity and defense costs through December 31, 2026 considering the advice of ARPC. In 2011, we revalued our liability for asbestos indemnity and defense costs through December 31, 2026 to $294,300, which brought our liability to a level consistent with ARPC's reasonable best estimate. In connection with updating our estimated asbestos liability and related asset, we recorded a charge of $16,001 in 2011 primarily related to the revaluation of our asbestos liability, which includes adjustments for actual settlement experience different from our estimates and the accrual of our rolling 15-year asbestos-related liability estimate. The total asbestos-related liabilities are comprised of our estimates for our liability relating to open (outstanding) claims being valued and our liability for future unasserted claims through December 31, 2026.

Our liability estimate is based upon the following information and/or assumptions: number of open claims, forecasted number of future claims, estimated average cost per claim by disease type — mesothelioma, lung cancer and non-malignancies — and the breakdown of known and future claims into disease type — mesothelioma, lung cancer or non-malignancies, as well as other factors. The total estimated liability, which has not been discounted for the time value of money, includes both the estimate of forecasted indemnity amounts and forecasted defense costs. Total defense costs and indemnity liability payments are estimated to be incurred through December 31, 2026, during which period the incidence of new claims is forecasted to decrease each year. We believe that it is likely that there will be new claims filed after December 31, 2026, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after December 31, 2026.

Through year-end 2011, total cumulative indemnity costs paid, prior to insurance recoveries, were approximately $764,900 and total cumulative defense costs paid were approximately $367,300, or approximately 32% of total defense and indemnity costs. The overall historic average combined indemnity and defense cost per resolved claim through December 31, 2011 has been approximately $3.1. The average cost per resolved claim is increasing and we believe it will continue to increase in the future.

Over the last several years, certain of our subsidiaries have entered into settlement agreements calling for insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defense costs and, in certain cases, for reimbursement for portions of out-of-pocket costs previously incurred. During 2011, 2010 and 2009, our subsidiaries reached agreements with certain of their insurers to settle their disputed asbestos-related insurance coverage. As a result of these settlements, we increased our asbestos-related insurance asset and recorded settlement gains. Please see the table below for a breakout of the gains by period.

Asbestos-related assets under executed settlement agreements with insurers due in the next 12 months are recorded within accounts and notes receivable-other and amounts due beyond 12 months are recorded within asbestos-related insurance recovery receivable. Asbestos-related insurance recovery receivable also includes our best estimate of actual and probable insurance recoveries relating to our liability for pending and estimated future asbestos claims through year-end 2026. Our asbestos-related assets have not been discounted for the time value of money.

Our insurance recoveries may be limited by future insolvencies among our insurers. Other than receivables related to bankruptcy court-approved settlements during liquidation proceedings, we have not assumed recovery in the estimate of our asbestos-related insurance asset from any of our currently insolvent insurers. We have considered the financial viability and legal obligations of our subsidiaries' insurance carriers and believe that the insurers or their guarantors will continue to reimburse a significant portion of claims and defense costs relating to asbestos litigation. As of December 31, 2011 and 2010, we have not recorded an allowance for uncollectible balances against our asbestos-related insurance assets. We write off receivables from insurers that have become insolvent; there have been no such write-offs during 2011, 2010 and 2009. During 2011, we reached an agreement with an insurer that was under bankruptcy liquidation and for which we had written off our receivable prior to 2009. The asset awarded under the bankruptcy liquidation for this insurer was $4,500 and was included in our asbestos-related assets as of December 31, 2011. Other insurers may become insolvent in the future and our insurers may fail to reimburse amounts owed to us on a timely basis. If we fail to realize the expected insurance recoveries, or experience delays in receiving material amounts from our insurers, our business, financial condition, results of operations and cash flows could be materially adversely affected.

The following table summarizes our net asbestos-related provision:

	2011	2010	2009
Provision for revaluation	$ 16,001	$ 19,451	$ 27,615
Gain on the settlement of coverage litigation	(6,100)	(14,041)	(1,250)
NET ASBESTOS-RELATED PROVISION	**$ 9,901**	**$ 5,410**	**$ 26,365**

Our net asbestos-related provision is the result of our revaluation of our asbestos liability and related asset resulting from adjustments for actual settlement experience different from our estimates and the accrual of our rolling 15-year asbestos liability estimate, partially offset by gains on the settlement of coverage litigation with asbestos insurance carriers.

The following table summarizes our approximate asbestos-related payments and insurance proceeds:

	2011	2010	2009
Asbestos litigation, defense and case resolution payments	$ 62,200	$ 62,200	$ 63,500
Insurance proceeds	(54,300)	(71,900)	(39,100)
NET ASBESTOS-RELATED PAYMENTS/(RECEIPTS)	**$ 7,900**	**$ (9,700)**	**$ 24,400**

We expect to have net cash outflows of $7,400 as a result of asbestos liability indemnity and defense payments in excess of insurance settlement proceeds for during 2012. This estimate assumes no additional settlements with insurance companies and no elections by us to fund additional payments. As we continue to collect cash from insurance settlements and assuming no increase in our asbestos-related insurance liability, the asbestos-related insurance receivable recorded on our consolidated balance sheet will continue to decrease.

The estimate of the liabilities and assets related to asbestos claims and recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes.

Increases in the number of claims filed or costs to resolve those claims could cause us to increase further the estimates of the costs associated with asbestos claims and could have a material adverse effect on our financial condition, results of operations and cash flows.

Based on the December 31, 2011 liability estimate, an increase of 25% in the average per claim indemnity settlement amount would increase the liability by $47,700 and the impact on expense would be dependent upon available additional insurance recoveries. Assuming no change to the assumptions currently used to estimate our insurance asset, this increase would result in a charge in the statement of operations of approximately 80% of the increase in the liability. Long-term cash flows would ultimately change by the same amount. Should there be an increase in the estimated liability in excess of 25%, the percentage of that increase that would be expected to be funded by additional insurance recoveries will decline.

United Kingdom

Some of our subsidiaries in the United Kingdom have also received claims alleging personal injury arising from exposure to asbestos. To date, 997 claims have been brought against our U.K. subsidiaries of which 301 remained open as of December 31, 2011. None of the settled claims has resulted in material costs to us. The following table summarizes our asbestos-related liabilities and assets for our U.K. subsidiaries based on open (outstanding) claims and our estimate for future unasserted claims through 2026:

United Kingdom Asbestos	December 31, 2011	December 31, 2010
Asbestos-related assets:		
Accounts and notes receivable-other	$ 2,677	$ 1,927
Asbestos-related insurance recovery receivable	26,120	29,119
TOTAL ASBESTOS-RELATED ASSETS	**$ 28,797**	**$ 31,046**
Asbestos-related liabilities:		
Accrued expenses	$ 2,677	$ 1,927
Asbestos-related liability	26,120	29,119
TOTAL ASBESTOS-RELATED LIABILITIES	**$ 28,797**	**$ 31,046**
Liability balance by claim category:		
Open claims	$ 8,030	$ 5,782
Future unasserted claims	20,767	25,264
TOTAL ASBESTOS-RELATED LIABILITIES	**$ 28,797**	**$ 31,046**

The liability estimates are based on a U.K. House of Lords judgment that pleural plaque claims do not amount to a compensable injury. If this ruling is reversed by legislation, the total asbestos liability and related asset recorded in the U.K. would be approximately $42,000.

Project Claims

In the ordinary course of business, we are parties to litigation involving clients and subcontractors arising out of project contracts. Such litigation includes claims and counterclaims by and against us for canceled contracts, for additional costs incurred in excess of current contract provisions, as well as for back charges for alleged breaches of warranty and other contract commitments. If we were found to be liable for any of the claims/counterclaims against us, we would incur a charge against earnings to the extent a reserve had not been established for the matter in our accounts or if the liability exceeds established reserves.

Due to the inherent commercial, legal and technical uncertainties underlying the estimation of all of the project claims described herein, the amounts ultimately realized or paid by us could differ materially from the balances, if any, included in our financial statements, which could result in additional material charges against earnings, and which could also materially adversely impact our financial condition and cash flows.

Power Plant Dispute — Ireland

In 2006, a dispute arose with a client because of material corrosion that occurred at two power plants we designed and built in Ireland, which began operation in December 2005 and June 2006. There was also corrosion that occurred to subcontractor-provided emissions control equipment and induction fans at the back-end of the power plants which was due principally to the low set point temperature design of the emissions control equipment that was set by our subcontractor. We identified technical solutions to resolve the boiler tube corrosion and emissions control equipment corrosion and during the fourth quarter of 2008 entered into a settlement with the client under which we implemented the technical solutions in exchange for a full release of all claims related to the corrosion (including a release from the client's right under the original contract to reject the plants under our availability guaranty) and the client's agreement to share the cost of the ameliorative work related to the boiler tube corrosion. Accordingly, the client withdrew its notice of arbitration in January 2009, which was originally filed in May 2008.

Between 2006 and the end of 2008, we recorded charges totaling $61,700 in relation to this project. The implementation of the final phase of the technical solutions was completed in 2011.

Power Plant Arbitration — North America

In January 2010, we commenced arbitration against our client in connection with a power plant project in Louisiana seeking, among other relief, a declaration as to our rights under our purchase order with respect to $17,800 in retention monies and an $82,000 letter of credit held by the client. The purchase order was for the supply of two boilers and ancillary equipment for the project. The project was substantially completed and released for commercial operation in February 2010. Our client is the project's engineering, procurement and construction contractor.

In December 2011, we and our client signed a settlement agreement that resolved all claims associated with this matter and closed out all of our obligations in connection with the project. The settlement included a release from the power plant owner of any claims arising out of the performance of the plant. The effect of the settlement agreement has been reflected in our 2011 results of operations.

Environmental Matters

CERCLA and Other Remedial Matters

Under U.S. federal statutes, such as the Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), the Clean Water Act and the Clean Air Act, and similar state laws, the current owner or operator of real property and the past owners or operators of real property (if disposal of toxic or hazardous substances took place during such past ownership or operation) may be jointly and severally liable for the costs of removal or remediation of toxic or hazardous substances on or under their property, regardless of whether such materials were released in violation of law or whether the owner or operator knew of, or was responsible for, the presence of such substances. Moreover, under CERCLA and similar state laws, persons who arrange for the disposal or treatment of hazardous or toxic substances may also be jointly and severally liable for the costs of the removal or remediation of such substances at a disposal or treatment site, whether or not such site was owned or operated by such person, which we refer to as an off-site facility. Liability at such off-site facilities is typically allocated among all of the financially viable responsible parties based on such factors as the relative amount of waste contributed to a site, toxicity of such waste, relationship of the waste contributed by a party to the remedy chosen for the site and other factors.

We currently own and operate industrial facilities and we have also transferred our interests in industrial facilities that we formerly owned or operated. It is likely that as a result of our current or former operations, hazardous substances have affected the facilities or the real property on which they are or were situated. We also have received and may continue to receive claims pursuant to indemnity obligations from the present owners of facilities we have transferred, which claims may require us to incur costs for investigation and/or remediation.

We are currently engaged in the investigation and/or remediation under the supervision of the applicable regulatory authorities at two of our or our subsidiaries' former facilities (including Mountain Top, which is described below). In addition, we sometimes engage in investigation and/or remediation without the supervision of a regulatory authority. Although we do not expect the environmental conditions at our present or former facilities to cause us to incur material costs in excess of those for which reserves have been established, it is possible that various events could cause us to incur costs materially in excess of our present reserves in order to fully resolve any issues surrounding those conditions. Further, no assurance can be provided that we will not discover additional environmental conditions at our currently or formerly owned or operated properties, or that additional claims will not be made with respect to formerly owned properties, requiring us to incur material expenditures to investigate and/or remediate such conditions.

We have been notified that we are a potentially responsible party ("PRP") under CERCLA or similar state laws at three off-site facilities. At each of these sites, our liability should be substantially less than the total site remediation costs because the percentage of waste attributable to us compared to that attributable to all other PRPs is low. We do not believe that our share of cleanup obligations at any of the off-site facilities as to which we have received a notice of potential liability will exceed $500 in the aggregate. We have also received and responded to a request for information from the United States Environmental Protection Agency ("USEPA") regarding a fourth off-site facility. We do not know what, if any, further actions USEPA may take regarding this fourth off-site facility.

Mountain Top

In February 1988, one of our subsidiaries, Foster Wheeler Energy Corporation ("FWEC"), entered into a Consent Agreement and Order with the USEPA and the Pennsylvania Department of Environmental Protection ("PADEP") regarding its former manufacturing facility in Mountain Top, Pennsylvania. The order essentially required FWEC to investigate and remediate as necessary contaminants, including trichloroethylene ("TCE"), in the soil and groundwater at the facility. Pursuant to the order, in 1993 FWEC installed a "pump and treat" system to remove TCE from the groundwater. It is not possible at the present time to predict how long FWEC will be required to operate and maintain this system.

In the fall of 2004, FWEC sampled the private domestic water supply wells of certain residences in Mountain Top and identified approximately 30 residences whose wells contained TCE at levels in excess of Safe Drinking Water Act standards. The subject residences are located approximately one mile to the southwest of where the TCE previously was discovered in the soils at the former FWEC facility. Since that time, FWEC, USEPA and PADEP have cooperated in responding to the foregoing. Although FWEC believed the evidence available was not sufficient to support a determination that FWEC was responsible for the TCE in the residential wells, FWEC immediately provided the affected residences with bottled water, followed by water filters, and, pursuant to a settlement agreement with USEPA, it hooked them up to the public water system. Pursuant to an amendment of the settlement agreement, FWEC subsequently agreed with USEPA to arrange and pay for the hookup of several additional residences, even though TCE has not been detected in the wells at those residences. The hookups to the agreed-upon residences have been completed. FWEC is incurring costs related to public outreach and communications in the affected area, and it may be required to pay the agencies' costs in overseeing and responding to the situation.

FWEC is also incurring further costs in connection with a Remedial Investigation / Feasibility Study ("RI/FS") that in March 2009 it agreed to conduct. In April 2009, USEPA proposed for listing on the National Priorities List ("NPL") an area consisting of FWEC's former manufacturing facility and the affected residences, but it also stated that the proposed listing may not be finalized if FWEC complies with its agreement to conduct the RI/FS. FWEC submitted comments opposing the proposed listing. FWEC has accrued its best estimate of the cost of the foregoing and it reviews this estimate on a quarterly basis.

Other costs to which FWEC could be exposed could include, among other things, FWEC's counsel and consulting fees, further agency oversight and/or response costs, costs and/or exposure related to potential litigation, and other costs related to possible further investigation and/ or remediation. At present, it is not possible to determine whether FWEC will be determined to be liable for some or all of the items described in this paragraph or to reliably estimate the potential liability associated with the items. If one or more third-parties are determined to be a source of the TCE, FWEC will evaluate its options regarding the potential recovery of the costs FWEC has incurred, which options could include seeking to recover those costs from those determined to be a source.

Other Environmental Matters

Our operations, especially our manufacturing and power plants, are subject to comprehensive laws adopted for the protection of the environment and to regulate land use. The laws of primary relevance to our operations regulate the discharge of emissions into the water and air, but can also include hazardous materials handling and disposal, waste disposal and other types of environmental regulation. These laws and regulations in many cases require a lengthy and complex process of obtaining licenses, permits and approvals from the applicable regulatory agencies. Noncompliance with these laws can result in the imposition of material civil or criminal fines or penalties. We believe that we are in substantial compliance with existing environmental laws. However, no assurance can be provided that we will not become the subject of enforcement proceedings that could cause us to incur material expenditures. Further, no assurance can be provided that we will not need to incur material expenditures beyond our existing reserves to make capital improvements or operational changes necessary to allow us to comply with future environmental laws.

With regard to the foregoing, the waste-to-energy facility operated by our Camden County Energy Recovery Associates, LP ("CCERA") project subsidiary is subject to certain revisions to New Jersey's mercury air emission regulations. The revisions make CCERA's mercury control requirements more stringent, especially when the last phase of the revisions becomes effective in 2012. CCERA's management believes that the data generated during recent stack testing tends to indicate that the facility will be able to comply with even the most stringent of the regulatory revisions without installing additional control equipment. Estimates of the cost of installing the additional control equipment are approximately $30,000 based on our last assessment.

NOTE 17 Quarterly Financial Data (Unaudited)

	Quarters Ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011*
Operating revenues	$ 1,128,743	$ 1,131,856	$ 1,183,878	$ 1,036,252
Contract profit	152,524	136,064	153,612	99,255
Net income attributable to Foster Wheeler AG	39,245	36,858	63,309	22,971
Earnings per share:				
Basic	$ 0.34	$ 0.31	$ 0.52	$ 0.18
Diluted	$ 0.34	$ 0.31	$ 0.52	$ 0.18
Shares outstanding:				
Weighted-average number of shares outstanding for basic earnings per share	114,843,970	118,611,912	122,331,265	124,680,060
Effect of dilutive securities	96,543	189,569	515,740	651,810
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING FOR DILUTED EARNINGS PER SHARE	**114,940,513**	**118,801,481**	**122,847,005**	**125,331,870**

	Quarters Ended			
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Operating revenues	$ 1,211,941	$ 904,709	$ 1,005,496	$ 945,573
Contract profit	138,924	139,920	147,860	172,082
Net income attributable to Foster Wheeler AG	32,769	51,720	58,858	72,060
Earnings per share:				
Basic	$ 0.26	$ 0.41	$ 0.46	$ 0.57
Diluted	$ 0.26	$ 0.41	$ 0.46	$ 0.56
Shares outstanding:				
Weighted-average number of shares outstanding for basic earnings per share	123,721,667	125,459,735	127,519,766	127,474,887
Effect of dilutive securities	677,608	251,497	359,510	418,289
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING FOR DILUTED EARNINGS PER SHARE	**124,399,275**	**125,711,232**	**127,879,276**	**127,893,176**

* *Contract profit and net income attributable to Foster Wheeler AG during the quarter ended March 31, 2011 included the pre-tax impact of two out-of-period corrections for reductions of final estimated profit totaling $7,800, which included pre-tax final estimated profit reductions in our Global E&C Group and our Global Power Group of $3,200 and $4,600, respectively. The corrections were recorded in the quarter ended March 31, 2011 as they were not material to previously issued financial statements, nor are they material to the 2011 financial statements.*

Net income attributable to Foster Wheeler AG for the fourth quarter in the above table includes the following:

	Quarters Ended	
	December 31, 2011	December 31, 2010
Net increase/(decrease) in contract profit from the regular revaluation of final estimated contract profit revisions:(1)		
Global E&C Group	$ 11,900	$ (2,900)
Global Power Group	4,600	3,200
TOTAL	**16,500**	**300**
Net asbestos-related provision in C&F Group(2)	5,500	5,500
Charges for severance-related postemployment benefits:		
Global E&C Group	600	2,000
C&F Group	500	7,100
TOTAL	**1,100**	**9,100**

(1) *Please refer to "Revenue Recognition on Long-Term Contracts" in Note 1 for further information regarding changes in our final estimated contract profit.*

(2) *Please refer to Note 16 for further information regarding the revaluation of our asbestos liability and related asset.*

NOTE 18 Redomestication

Foster Wheeler AG was incorporated under the laws of Switzerland on November 18, 2008 and registered in the commercial register of the Canton of Zug, Switzerland on November 25, 2008 as a wholly-owned subsidiary of Foster Wheeler Ltd. At a special court-ordered meeting of common shareholders held on January 27, 2009, the common shareholders of Foster Wheeler Ltd. approved a scheme of arrangement under Bermuda law. On February 9, 2009, after receipt of the approval of the scheme of arrangement by the Supreme Court of Bermuda and the satisfaction of certain other conditions, the transactions contemplated by the scheme of arrangement were effected. Pursuant to the scheme of arrangement, among other things, each holder of whole common shares of Foster Wheeler Ltd., par value $0.01 per share, outstanding immediately before the transaction was effected received registered shares of Foster Wheeler AG, par value CHF 3.00 per share (approximately $2.58 based on the exchange rate as of February 9, 2009, the date when the Redomestication had been completed), on a one-for-one basis in respect of such outstanding Foster Wheeler Ltd. common shares (or, in the case of fractional shares of Foster Wheeler Ltd., cash for such fractional shares in lieu of registered shares of Foster Wheeler AG) and additional paid-in capital decreased by the same amount.

The scheme of arrangement effectively changed our place of incorporation from Bermuda to the Canton of Zug, Switzerland. The scheme of arrangement was approved by the common shareholders of Foster Wheeler Ltd. on January 27, 2009 and was sanctioned by the Supreme Court of Bermuda on January 30, 2009. On February 9, 2009, the following steps occurred pursuant to the scheme of arrangement:

(1) all fractional common shares of Foster Wheeler Ltd., totaling approximately 1,336 shares, were cancelled and Foster Wheeler Ltd. paid to each holder of fractional shares that were cancelled an amount based on the average of the high and low trading prices of Foster Wheeler Ltd. common shares on the NASDAQ Global Select Market on February 5, 2009 ($20.63), the business day immediately preceding the effectiveness of the scheme of arrangement;

(2) all previously outstanding whole common shares of Foster Wheeler Ltd., totaling 126,276,112 whole shares, were cancelled;

(3) Foster Wheeler Ltd., acting on behalf of its shareholders, issued 1,000 common shares (which constituted all of Foster Wheeler Ltd.'s common shares at such time) to Foster Wheeler AG;

(4) Foster Wheeler AG increased its share capital and filed amended articles of association reflecting the share capital increase with the Swiss Commercial Register; and

(5) Foster Wheeler AG issued an aggregate of 126,276,112 registered shares to the holders of whole Foster Wheeler Ltd. common shares that were cancelled.

As a result of the scheme of arrangement, the common shareholders of Foster Wheeler Ltd. became common shareholders of Foster Wheeler AG and Foster Wheeler Ltd. became a wholly-owned subsidiary of Foster Wheeler AG, a holding company that owns the stock of its various subsidiary companies.

In connection with the consummation of the scheme of arrangement:

- concurrently with the issuance of registered shares to the holders of whole Foster Wheeler Ltd. common shares, Foster Wheeler AG issued to the holders of the preferred shares an aggregate of 139,802 registered shares, which was the number of registered shares of Foster Wheeler AG that such holders would have been entitled to receive had they converted their preferred shares into common shares of Foster Wheeler Ltd. immediately prior to the effectiveness of the scheme of arrangement (with Foster Wheeler Ltd. paying cash in lieu of fractional common shares otherwise issuable totaling approximately one share);
- Foster Wheeler AG executed a supplemental warrant agreement pursuant to which it assumed Foster Wheeler Ltd.'s obligations under the warrant agreement and agreed to issue registered shares of Foster Wheeler AG upon exercise of such warrants in accordance with their terms; and
- Foster Wheeler AG assumed Foster Wheeler Ltd.'s existing obligations in connection with awards granted under Foster Wheeler Ltd.'s incentive plans and other similar employee awards.

We refer to the foregoing transactions together with the steps of the scheme of arrangement as the "Redomestication."

In January 2010, we relocated our principal executive offices to Geneva, Switzerland.

Schedule II: Valuation and Qualifying Accounts

(amounts in thousands)

2011					
Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at the End of the Year
Allowance for doubtful accounts	$ 15,719	$ 6,751	$ —	$ (9,198)	$ 13,272
Deferred tax valuation allowance	$ 373,878	$ 16,615	$ 24,977	$ (16,445)	$ 399,025

2010					
Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at the End of the Year
Allowance for doubtful accounts	$ 10,849	$ 9,088	$ —	$ (4,218)	$ 15,719
Deferred tax valuation allowance	$ 362,022	$ 14,025	$ 5,328	$ (7,497)	$ 373,878

2009					
Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at the End of the Year
Allowance for doubtful accounts	$ 13,844	$ 7,438	$ —	$ (10,433)	$ 10,849
Deferred tax valuation allowance	$ 342,721	$ 34,275	$ 1,161	$ (16,135)	$ 362,022

ITEM 9 Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and we necessarily are required to apply our judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of the end of the period covered by this report, our chief executive officer and our chief financial officer carried out an evaluation, with the participation of our Disclosure Committee and management, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) pursuant to Exchange Act Rule 13a-15. Based on this evaluation, our chief executive officer and our chief financial officer concluded, at the reasonable assurance level, that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including the chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework,* our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report, which appears within Item 8.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting in the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B Other Information

None.

PART III

ITEM 10 Directors, Executive Officers and Corporate Governance

Item 10 incorporates information by reference to our definitive proxy statement for our Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2011.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which applies to all of our directors, officers and employees including our chief executive officer, chief financial officer, controller and all other senior finance organization employees. The Code of Business Conduct and Ethics is publicly available on our website at *www.fwc.com/corpgov.* Any waiver of this Code of Business Conduct and Ethics for executive officers or directors may be made only by our Board of Directors or a committee of our Board of Directors and will be promptly disclosed to shareholders. If we make any substantive amendments to this Code of Business Conduct and Ethics or grant any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics to the chief executive officer, chief financial officer, controller or any person performing similar functions, we will disclose the nature of such amendment or waiver on our website at www.fwc.com/corpgov and/or in a current report on Form 8-K, as required by law and the rules of any exchange on which our securities are publicly traded.

A copy of our Code of Business Conduct and Ethics can be obtained upon request, without charge, by writing to the Office of the Corporate Secretary, Foster Wheeler AG, 53 Frontage Road, P.O. Box 9000, Hampton, New Jersey 08827-9000.

ITEM 11 Executive Compensation

Item 11 incorporates information by reference to our definitive proxy statement for our Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2011.

ITEM 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 12 incorporates information by reference to our definitive proxy statement for our Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2011.

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2011, the number of securities outstanding under each of our equity compensation plans, the weighted-average exercise price for our outstanding stock options and the number of options available for grant under such plans. Our equity compensation plans include stock options in all of the plans listed below and restricted share units and performance-based restricted share units granted pursuant to our Omnibus Incentive Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans			
Approved by Security Holders:			
Omnibus Incentive Plan	3,268,389	$ 22.82	3,251,123
1995 Stock Option Plan	11,374	$ 16.40	—
Directors' Stock Option Plan	2,400	$ 18.45	—
Directors' Deferred Compensation Program	—	$ —	—
Equity Compensation Plans			
Not Approved by Security Holders:			
M.J. Rosenthal & Associates, Inc.*	25,000	$ 18.80	—
TOTAL	**3,307,163**	**$ 22.77**	**3,251,123**

* *Under the terms of the consulting agreement with M.J. Rosenthal & Associates, Inc., on May 7, 2002 we granted a nonqualified stock option to purchase 25,000 of our shares at a price of $18.80 with a term of 10 years from the date of grant. The exercise price is equal to the mean of the high and low price of our shares on the date of grant. The option is exercisable on or after March 31, 2003. The option, to the extent not then exercised, will terminate upon any breach of certain covenants contained in the consulting agreement.*

ITEM 13 Certain Relationships and Related Transactions, and Director Independence

Item 13 incorporates information by reference to our definitive proxy statement for our Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2011.

ITEM 14 Principal Accountant Fees and Services

Item 14 incorporates information by reference to our definitive proxy statement for our Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the year ended December 31, 2011.

PART IV

ITEM 15 Exhibits and Financial Statement Schedules

(a) Documents filed as part of this Report:

(1) **Financial Statements**

Financial Statements — See Item 8 of this Report.

(2) **Financial Statement Schedules**

Schedule II: Valuation and Qualifying Accounts — See Item 8 of this Report.

All schedules and financial statements other than those indicated above have been omitted because of the absence of conditions requiring them or because the required information is shown in the financial statements or the notes thereto.

(3) **Exhibits**

Exhibit No.	Exhibits
3.1	Articles of Association of Foster Wheeler AG.
3.2	Organizational Regulations of Foster Wheeler AG. (Filed as Exhibit 3.2 to Foster Wheeler AG's Form 8-K, filed on February 9, 2009, and incorporated herein by reference.)
4.0	Foster Wheeler AG hereby agrees to furnish copies of instruments defining the rights of holders of long-term debt of Foster Wheeler AG and its consolidated subsidiaries to the Commission upon request.
10.1	Amended and Restated Credit Agreement, dated July 30, 2010, among Foster Wheeler AG, Foster Wheeler Ltd., Foster Wheeler LLC, Foster Wheeler USA Corporation, Foster Wheeler North America Corp., Foster Wheeler Energy Corporation, Foster Wheeler International Corporation, and Foster Wheeler Inc., as Borrowers, the guarantors party thereto, the lenders party thereto, BNP Paribas as Administrative Agent, BNP Paribas Securities Corp. as Sole Bookrunner and Sole Lead Arranger, and HSBC Bank USA, National Association, Wells Fargo Bank, N.A., Crédit Agricole Corporate and Investment Bank, and Natixis as Syndication Agents. (Filed as Exhibit 10.9 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference.)
10.2	Guarantee Facility, dated December 6, 2010, among Foster Wheeler Limited, Foster Wheeler Energy Limited, Foster Wheeler World Services Limited, Foster Wheeler (G.B.) Limited and The Bank of Scotland regarding, among other things, a £60,000,000 uncommitted guarantee facility and a £150,000,000 forward foreign exchange facility (gross notional amount).
10.3	Corporate Guarantee, dated July 25, 2005, among Foster Wheeler Limited, Foster Wheeler Energy Limited, Foster Wheeler World Services Limited, Foster Wheeler (G.B.) Limited and The Bank of Scotland. (Filed as Exhibit 99.2 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference.)
10.4	Form of Debenture, dated July 25, 2005, issued in favor of The Bank of Scotland as Security Trustee. (Filed as Exhibit 99.3 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference.)
10.5	Lease Agreement, dated as of August 16, 2002, by and among Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.15 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 28, 2002, and incorporated herein by reference.)
10.6	Letter Amendment to the Lease Agreement, dated as of January 6, 2003, between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.30 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 27, 2002, and incorporated herein by reference.)
10.7	Letter Amendment No. 2, dated as of April 21, 2003, to the Lease Agreement between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.7 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2003, and incorporated herein by reference.)
10.8	Letter Amendment No. 3, dated as of July 14, 2003, to the Lease Agreement dated August 16, 2002, between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.6 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 27, 2003, and incorporated herein by reference.)
10.9	First Amendment to the Lease Agreement, dated as of December 19, 2003, between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc.

Exhibit No.	Exhibits
10.10	Second Amendment to the Lease Agreement, dated as of August 15, 2011, between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc.
10.11	Amended and Restated Guaranty and Suretyship Agreement, dated as of August 15, 2011, made by Foster Wheeler LLC, Foster Wheeler Ltd., Foster Wheeler Inc., Foster Wheeler International Holdings, Inc., Foster Wheeler AG and Energy (NJ) QRS 15-10, Inc.
10.12	Deed between Foster Wheeler LLC and Foster Wheeler Realty Services, Inc. and CIT Group Inc. (NJ), dated as of March 31, 2003. (Filed as Exhibit 10.3 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2003 and incorporated herein by reference.)
10.13	Master Guarantee Agreement, dated as of May 25, 2001, by and among Foster Wheeler LLC, Foster Wheeler International Holdings, Inc. and Foster Wheeler Ltd. (Filed as Exhibit 10.9 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 29, 2001, and incorporated herein by reference.)
10.14*	Foster Wheeler Inc. Directors Deferred Compensation and Stock Award Plan, amended and restated effective as of May 25, 2001. (Filed as Exhibit 10.5 to Foster Wheeler AG's Form 8-K, filed on February 9, 2009, and incorporated herein by reference.)
10.15*	Amendment to the Foster Wheeler Inc. Directors Deferred Compensation and Stock Award Plan. (Filed as Exhibit 10.6 to Foster Wheeler AG's Form 8-K, filed on February 9, 2009, and incorporated herein by reference.)
10.16*	Foster Wheeler Inc. Directors' Stock Option Plan. (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s post effective amendment to Form S-8 (Registration No. 333-25945-99), filed on June 27, 2001, and incorporated herein by reference.)
10.17*	Amendment to Foster Wheeler Inc. Directors' Stock Option Plan. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on February 9, 2009, and incorporated herein by reference.)
10.18*	1995 Stock Option Plan of Foster Wheeler Inc., as amended and restated as of September 24, 2002. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 27, 2002, and incorporated herein by reference.)
10.19*	First Amendment to the 1995 Stock Option Plan of Foster Wheeler Inc., as amended and restated as of September 24, 2002. (Filed as Exhibit 10.26 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 26, 2008, and incorporated herein by reference.)
10.20*	Second Amendment to the 1995 Stock Option Plan of Foster Wheeler Inc., as amended and restated as of September 24, 2002. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 8-K, filed on February 9, 2009, and incorporated herein by reference.)
10.21*	Foster Wheeler Annual Executive Short-term Incentive Plan, as amended and restated effective January 1, 2006. (Filed as Exhibit 10.20 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 29, 2006, and incorporated herein by reference.)
10.22*	First Amendment to the Foster Wheeler Annual Executive Short-term Incentive Plan. (Filed as Exhibit 10.29 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 26, 2008, and incorporated herein by reference.)
10.23*	Second Amendment to the Annual Executive Short-term Incentive Plan of Foster Wheeler AG. (Filed as Exhibit 10.7 to Foster Wheeler AG's Form 8-K, filed on February 9, 2009, and incorporated herein by reference.)
10.24*	Third Amendment to the Foster Wheeler AG Annual Executive Short-Term Incentive Plan (as restated effective January 1, 2006), adopted on November 4, 2010. (Filed as Exhibit 10.27 to Foster Wheeler AG's Form 10-K for the year ended December 31, 2010, and incorporated herein by reference.)
10.25*	Form of Amended and Restated Notice of Stock Option Grant with respect to executive officers, officers and key employees. (Filed as Exhibit 99.3 to Foster Wheeler Ltd.'s Form 8-K, filed on May 16, 2005, and incorporated herein by reference.)
10.26*	Foster Wheeler AG Omnibus Incentive Plan, Restated Effective as of February 9, 2009 (incorporating the First, Second, and Third Amendments). (Filed as Exhibit 10.3 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2009, and incorporated herein by reference.)
10.27*	First Amendment to the Foster Wheeler AG Omnibus Incentive Plan (as restated effective February 9, 2009), adopted on November 3, 2010. (Filed as Exhibit 10.38 to Foster Wheeler AG's Form 10-K for the year ended December 31, 2010, and incorporated herein by reference.)
10.28*	Form of Director's Stock Option Agreement effective June 16, 2006 by and between Foster Wheeler Ltd. and each of Ralph Alexander, Eugene Atkinson, Diane C. Creel, Robert C. Flexon, Stephanie Hanbury-Brown, Joseph J. Melone and James D. Woods. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, filed on June 16, 2006, and incorporated herein by reference.)
10.29*	Form of Employee Nonqualified Stock Option Agreement effective November 15, 2006 with respect to certain employees and executive officers. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, filed on November 17, 2006, and incorporated herein by reference.)
10.30*	Form of Employee Nonqualified Stock Option Agreement effective May 6, 2008 with respect to certain employees and executive officers. (Filed as Exhibit 10.41 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 26, 2008, and incorporated herein by reference.)
10.31*	Form of Employee Nonqualified Stock Option Agreement effective March 4, 2009 with respect to employees and executive officers. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2009, and incorporated herein by reference.)
10.32*	Form of Employee Nonqualified Stock Option Agreement effective May 2010 with respect to certain employees and executive officers. (Filed as Exhibit 10.16 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2010, and incorporated herein by reference.)
10.33*	Form of Employee Restricted Stock Unit Award Agreement effective November 15, 2006 with respect to certain employees and executive officers. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, filed on November 17, 2006, and incorporated herein by reference.)
10.34*	Form of Employee Restricted Stock Unit Award Agreement effective May 6, 2008 with respect to certain employees and executive officers. (Filed as Exhibit 10.43 to Foster Wheeler AG.'s Form 10-K for the fiscal year ended December 26, 2008, and incorporated herein by reference.)

Exhibit No.	Exhibits
10.35*	Form of Employee Restricted Stock Unit Award Agreement effective March 4, 2009 with respect to employees and executive officers. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2009, and incorporated herein by reference.)
10.36*	Form of Employee Restricted Stock Unit Award Agreement effective May 2010 with respect to certain employees and executive officers. (Filed as Exhibit 10.17 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2010, and incorporated herein by reference.)
10.37*	Form of Employee Restricted Stock Unit Award Agreement (with Performance Goals). (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on March 2, 2011, and incorporated herein by reference.)
10.38*	Form of Director Nonqualified Stock Option Agreement effective November 15, 2006 with respect to non-employee directors. (Filed as Exhibit 10.3 to Foster Wheeler Ltd.'s Form 8-K, filed on November 17, 2006, and incorporated herein by reference.)
10.39*	Form of Director Nonqualified Stock Option Agreement effective May 6, 2008 with respect to non-employee directors. (Filed as Exhibit 10.45 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 26, 2008, and incorporated herein by reference.)
10.40*	Form of Director Nonqualified Stock Option Agreement effective March 4, 2009 with respect to employees and executive officers. (Filed as Exhibit 10.3 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2009, and incorporated herein by reference.)
10.41*	Form of Director Restricted Stock Unit Agreement effective November 15, 2006 with respect to non-employee directors. (Filed as Exhibit 10.4 to Foster Wheeler Ltd.'s Form 8-K, filed on November 17, 2006, and incorporated herein by reference.)
10.42*	Form of Director Restricted Stock Unit Agreement effective May 6, 2008 with respect to non-employee directors. (Filed as Exhibit 10.47 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 26, 2008, and incorporated herein by reference.)
10.43*	Form of Director Restricted Stock Unit Agreement effective March 4, 2009 with respect to employees and executive officers. (Filed as Exhibit 10.4 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2009, and incorporated herein by reference.)
10.44*	Form of Indemnification Agreement for directors and officers of Foster Wheeler Ltd., dated as of November 3, 2004. (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s Form 8-K, filed on November 8, 2004, and incorporated herein by reference.)
10.45*	Form of Indemnification Agreement for directors and officers of Foster Wheeler AG, dated as of February 9, 2009. (Filed as Exhibit 10.10 to Foster Wheeler AG's Form 8-K, filed on February 9, 2009, and incorporated herein by reference.)
10.46*	Form of Notice and Acknowledgement for executive officers of Foster Wheeler AG, dated as of February 9, 2009. (Filed as Exhibit 10.8 to Foster Wheeler AG's Form 8-K, filed on February 9, 2009, and incorporated herein by reference.)
10.47*	Employment agreement between Foster Wheeler Inc. and J. Kent Masters, dated July 21, 2011. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on July 25, 2011, and incorporated herein by reference.)
10.48*	Unofficial English Translation of Fixed Term Employment Agreement between Foster Wheeler Continental Europe S.r.l. and Umberto della Sala, effective as of April 1, 2008. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, filed on February 28, 2008, and incorporated herein by reference.)
10.49*	Employment Agreement between Foster Wheeler Ltd. and Umberto della Sala, dated as of March 1, 2008. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, filed on February 28, 2008, and incorporated herein by reference.)
10.50*	Agreement for the Termination of Fixed Term Employment Contract between Foster Wheeler Continental Europe S.r.l. and Umberto della Sala, dated as of September 30, 2008. (Filed as Exhibit 10.3 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 26, 2008, and incorporated herein by reference.)
10.51*	Unofficial English Translation of Fixed Term Employment Agreement between Foster Wheeler Global E&C S.r.l. and Umberto della Sala, dated as of October 1, 2008. (Filed as Exhibit 10.4 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 26, 2008, and incorporated herein by reference.)
10.52*	First Amendment to the Employment Agreement between Foster Wheeler Ltd. and Umberto della Sala, dated as of October 1, 2008. (Filed as Exhibit 10.5 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 26, 2008, and incorporated herein by reference.)
10.53*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Umberto della Sala, effective as of February 18, 2010. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on February 22, 2010, and incorporated herein by reference.)
10.54*	Third Amendment to the Employment Agreement between Foster Wheeler Inc. and Umberto della Sala, dated as of November 29, 2010. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on December 1, 2010, and incorporated herein by reference.)
10.55*	Unofficial English Translation of Extension of Fixed Term Employment Agreement between Foster Wheeler Global E&C S.r.l. and Umberto della Sala, dated February 18, 2010. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 8-K, filed on February 22, 2010, and incorporated herein by reference.)
10.56*	Fourth Amendment to the Employment Agreement between Foster Wheeler Inc. and Umberto della Sala, dated July 20, 2011. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 8-K, filed on July 25, 2011, and incorporated herein by reference.)
10.57*	Employment Agreement between Foster Wheeler Ltd. and Franco Baseotto, dated as of May 6, 2008. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, filed on May 12, 2008, and incorporated herein by reference.)
10.58*	First Amendment to the Employment Agreement between Foster Wheeler Inc. and Franco Baseotto, effective as of January 18, 2010. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on January 20, 2010, and incorporated herein by reference.)
10.59*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Franco Baseotto, dated as of May 4, 2010. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on May 10, 2010, and incorporated herein by reference.)
10.60*	Contract of Employment between Foster Wheeler Energy Limited and Michelle Davies, prepared on August 8, 2008. (Filed as Exhibit 10.99 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.)

Exhibit No.	Exhibits
10.61*	First Amendment to the Employment Agreement between Foster Wheeler Energy Limited and Michelle K. Davies, dated as of January 1, 2010. (Filed as Exhibit 10.14 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2010, and incorporated herein by reference.)
10.62*	Second Amendment to the Employment Agreement between Foster Wheeler Energy Limited and Michelle K. Davies, dated as of November 17, 2011.
10.63*	Employment Agreement between Foster Wheeler Ltd. and Peter D. Rose, dated as of August 20, 2008. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 26, 2008, and incorporated herein by reference.)
10.64*	First Amendment to the Employment Agreement between Foster Wheeler Inc. and Peter D. Rose, effective as of January 18, 2010. (Filed as Exhibit 10.84 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.)
10.65*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Peter D. Rose, effective as of November 16, 2010. (Filed as Exhibit 10.82 to Foster Wheeler AG's Form 10-K for the year ended December 31, 2010, and incorporated herein by reference.)
10.66*	Employment Agreement between Foster Wheeler Ltd. and Beth Sexton, dated as of April 7, 2008. (Filed as Exhibit 10.3 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2008, and incorporated herein by reference.)
10.67*	First Amendment to the Employment Agreement between Foster Wheeler Inc. and Beth Sexton, effective as of January 18, 2010. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 8-K, filed on January 20, 2010, and incorporated herein by reference.)
10.68*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Beth Sexton, dated as of May 4, 2010. (Filed as Exhibit 10.3 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference.)
10.69*	Third Amendment to the Employment Agreement between Foster Wheeler Inc. and Beth Sexton, dated as of February 22, 2011. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2011, and incorporated herein by reference.)
10.70*	Employment Agreement, between Foster Wheeler North America Corp. and Gary T. Nedelka., dated as of January 6, 2009. (Filed as Exhibit 10.76 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 26, 2008, and incorporated herein by reference.)
10.71*	First Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated as of December 21, 2009. (Filed as Exhibit 10.89 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.)
10.72*	Second Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary T. Nedelka, dated as of August 30, 2010. (Filed as Exhibit 10.3 to Foster Wheeler AG's Form 10-Q for the quarter ended September 30, 2010, and incorporated herein by reference.)
10.73*	Third Amendment to the Employment Agreement between Foster Wheeler North America Corp. and Gary Nedelka, dated as of April 12, 2011. (Filed as Exhibit 10.3 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2011, and incorporated herein by reference.)
10.74*	Employment Agreement between Foster Wheeler Ltd. and Lisa Z. Wood, dated as of January 6, 2009. (Filed as Exhibit 10.77 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 26, 2008, and incorporated herein by reference.)
10.75*	First Amendment to the Employment Agreement between Foster Wheeler Inc. and Lisa Z. Wood, effective as of January 18, 2010. (Filed as Exhibit 10.91 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.)
10.76*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Lisa Z. Wood, dated as of July 16, 2010. (Filed as Exhibit 10.6 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference.)
10.77*	Employment Agreement among Foster Wheeler Inc., Rakesh K. Jindal and Foster Wheeler International Corp., dated as of April 27, 2009. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2009, and incorporated herein by reference.)
10.78*	First Amendment to the Employment Agreement between Foster Wheeler Inc. and Rakesh K. Jindal, effective as of January 18, 2010. (Filed as Exhibit 10.95 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.)
10.79*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Rakesh K. Jindal, effective as of April 1, 2010. (Filed as Exhibit 10.98 to Foster Wheeler AG's Form 10-K for the year ended December 31, 2010, and incorporated herein by reference.)
10.80*	Third Amendment to the Employment Agreement between Foster Wheeler Inc. and Rakesh K. Jindal, dated as of May 25, 2010. (Filed as Exhibit 10.4 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference.)
10.81*	Employment Agreement between Foster Wheeler Inc., Michael Liebelson and Foster Wheeler International Corp., dated as of May 28, 2010. (Filed as Exhibit 10.4 to Foster Wheeler AG's Form 10-Q for the quarter ended June 30, 2010, and incorporated herein by reference.)
10.82*	First Amendment to the Employment Agreement between Foster Wheeler Inc. and Michael Liebelson, dated as of December 1, 2010. (Filed as Exhibit 10.105 to Foster Wheeler AG's Form 10-K for the year ended December 31, 2010, and incorporated herein by reference.)
10.83*	Employment Contract between Foster Wheeler Energy Limited and Jonathan C. Nield, dated as of September 13, 2006. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2011, and incorporated herein by reference.)
10.84*	Deed of Variation between Foster Wheeler Energy Limited and David Wardlaw, dated as of October 8, 2008. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, filed on October 14, 2008, and incorporated herein by reference.)
10.85*	Form of Notice and Acknowledgement for David Wardlaw, dated as of February 9, 2009. (Filed as Exhibit 10.9 to Foster Wheeler AG's Form 8-K, filed on February 9, 2009, and incorporated herein by reference.)

Exhibit No.	Exhibits
10.86*	Employment Agreement between Foster Wheeler Ltd. and Raymond J. Milchovich, dated as of August 11, 2006. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, filed on August 11, 2006, and incorporated herein by reference.)
10.87*	First Amendment to the Employment Agreement between Foster Wheeler Ltd. and Raymond J. Milchovich, dated January 30, 2007. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, filed on February 2, 2007, and incorporated herein by reference.)
10.88*	Second Amendment to the Employment Agreement between Foster Wheeler Ltd. and Raymond J. Milchovich, dated February 27, 2007. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, filed on March 2, 2007, and incorporated herein by reference.)
10.89*	Amended and Restated Employment Agreement between Foster Wheeler Ltd. and Raymond J. Milchovich, dated as of May 6, 2008. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, filed on May 12, 2008, and incorporated herein by reference.)
10.90*	Amended and Restated Employment Agreement between Foster Wheeler Ltd. and Raymond J. Milchovich, dated as of November 4, 2008. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, filed on November 5, 2008, and incorporated herein by reference.)
10.91*	Stock Option Agreement of Raymond J. Milchovich, dated as of October 22, 2001. (Filed as Exhibit 10.13 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 28, 2001, and incorporated herein by reference.)
10.92*	Employee's Restricted Stock Award Agreement of Raymond J. Milchovich, dated as of August 11, 2006. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, filed on August 11, 2006, and incorporated herein by reference.)
10.93*	Employee Nonqualified Stock Option Agreement of Raymond J. Milchovich, dated as of August 11, 2006. (Filed as Exhibit 10.3 to Foster Wheeler Ltd.'s Form 8-K, filed on August 11, 2006, and incorporated herein by reference.)
10.94*	Consulting Agreement between Foster Wheeler Inc. and Raymond J. Milchovich, dated as of March 15, 2010. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K, filed on March 18, 2010, and incorporated herein by reference.).
10.95*	First Amendment to the Consulting Agreement between Foster Wheeler Inc. and Raymond J. Milchovich, effective as of November 1, 2011.
10.96*	Employment Agreement between Foster Wheeler USA Corporation and Robert C. Flexon, dated as of November 3, 2009. (Filed as Exhibit 10.96 to Foster Wheeler AG's Form 10-K for the year ended December 31, 2009, and incorporated herein by reference.)
10.97*	Employment Agreement among Foster Wheeler Inc., Foster Wheeler USA Corporation, Foster Wheeler International Corporation and Robert C. Flexon, dated as of May 10, 2010. (Filed as Exhibit 10.1 to Foster Wheeler AG's Form 8-K filed on May 12, 2010, and incorporated herein by reference.)
10.98*	Employment Agreement among Foster Wheeler Inc., Thierry Desmaris and Foster Wheeler International Corp., dated as of March 27, 2009. (Filed as Exhibit 10.19 to Foster Wheeler AG's Form 10-Q for the quarter ended March 31, 2009, and incorporated herein by reference.)
10.99*	First Amendment to the Employment Agreement between Foster Wheeler Inc. and Thierry Desmaris, effective as of January 18, 2010. (Filed as Exhibit 10.93 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.)
10.100*	Second Amendment to the Employment Agreement between Foster Wheeler Inc. and Thierry Desmaris, dated as of July 29, 2010. (Filed as Exhibit 10.2 to Foster Wheeler AG's Form 10-Q for the quarter ended September 30, 2010, and incorporated herein by reference.)
10.101*	Employment Agreement between Foster Wheeler USA Corporation and W. Troy Roder, dated as of February 16, 2009. (Filed as Exhibit 10.98 to Foster Wheeler AG's Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.)
10.102*	Employment Agreement among Foster Wheeler Inc., W. Troy Roder, Foster Wheeler USA Corporation and Foster Wheeler International Corp., dated as of September 22, 2010. (Filed as Exhibit 10.4 to Foster Wheeler AG's Form 10-Q for the quarter ended September 30, 2010, and incorporated herein by reference.)
21.0	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Analysis, Research & Planning Corporation.
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of J. Kent Masters.
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Franco Baseotto.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of J. Kent Masters.
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Franco Baseotto.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* *Management contract or compensation plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(b) of this report.*

Signatures

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSTER WHEELER AG

(Registrant)

BY: /s/ FRANCO BASEOTTO

Franco Baseotto

Executive Vice President, Chief Financial Officer and Treasurer

Date: February 23, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed, as of February 23, 2012, by the following persons on behalf of the Registrant, in the capacities indicated.

Signature	Title
/s/ J. KENT MASTERS **J. Kent Masters** *(Principal Executive Officer)*	*Director and Chief Executive Officer*
/s/ FRANCO BASEOTTO **Franco Baseotto** *(Principal Financial Officer)*	*Executive Vice President, Chief Financial Officer and Treasurer*
/s/ LISA Z. WOOD **Lisa Z. Wood** *(Principal Accounting Officer)*	*Vice President and Controller*
/s/ CLAYTON C. DALEY, JR. **Clayton C. Daley, Jr.**	*Director*
/s/ UMBERTO DELLA SALA **Umberto della Sala**	*Director*
/s/ STEVEN J. DEMETRIOU **Steven J. Demetriou**	*Director, Chairman of the Board*
/s/ EDWARD G. GALANTE **Edward G. Galante**	*Director*
/s/ JOHN M. MALCOLM **John M. Malcolm**	*Director*
/s/ STEPHANIE S. NEWBY **Stephanie S. Newby**	*Director*
/s/ ROBERTO QUARTA **Roberto Quarta**	*Director*
/s/ HENRI PHILIPPE REICHSTUL **Henri Philippe Reichstul**	*Director*
/s/ MAUREEN B. TART-BEZER **Maureen B. Tart-Bezer**	*Director*

EXHIBIT 31.1 Certification Pursuant to Section 302 of the Sarbanes-Oxley Act Of 2002

I, J. Kent Masters, certify that:

1. I have reviewed this annual report on Form 10-K of Foster Wheeler AG;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ J. KENT MASTERS
J. Kent Masters
Chief Executive Officer
Date: February 23, 2012

EXHIBIT 31.2 Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Franco Baseotto, certify that:

1. I have reviewed this annual report on Form 10-K of Foster Wheeler AG;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ FRANCO BASEOTTO
Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer
Date: February 23, 2012

EXHIBIT 32.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Foster Wheeler AG (the "Company") on Form 10-K for the period ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J. Kent Masters, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ J. KENT MASTERS

J. Kent Masters
Chief Executive Officer
Date: February 23, 2012

EXHIBIT 32.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley act of 2002

In connection with the Annual Report of Foster Wheeler AG (the "Company") on Form 10-K for the period ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Franco Baseotto, Executive Vice President, Chief Financial Officer and Treasurer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ FRANCO BASEOTTO

Franco Baseotto

Executive Vice President,
Chief Financial Officer and
Treasurer

Date: February 23, 2012

APPENDIX 1 Annual EBITDA, Net Income* and Diluted EPS Reconciliation

(in thousands of dollars, except EPS figures)	For the year ended December 31, 2009			For the year ended December 31, 2010			For the year ended December 31, 2011		
	EBITDA	Net Income*	Diluted EPS	EBITDA	Net Income*	Diluted EPS	EBITDA	Net Income*	Diluted EPS
As adjusted	$ 530,164	$ 376,521	$ 2.96	$ 365,113	$ 220,817	$ 1.74	$ 293,130	$ 172,284	$ 1.43
Less:									
Net asbestos-related provisions	(26,365)	(26,365)	(0.21)	(5,410)	(5,410)	(0.04)	(9,901)	(9,901)	(0.08)
As reported	$ 503,799	$ 350,156	$ 2.75	$ 359,703	$ 215,407	$ 1.70	$ 283,229	$ 162,383	$ 1.35

* *Net income attributable to Foster Wheeler AG.*

APPENDIX 2 Calculation of EBITDA

- EBITDA is a supplemental financial measure not defined in generally accepted accounting principles, or GAAP. The Company defines EBITDA as net income attributable to Foster Wheeler AG before interest expense, income taxes, depreciation and amortization. The Company has presented EBITDA because it believes it is an important supplemental measure of operating performance. Certain covenants under our U.S. senior secured credit agreement use an adjusted form of EBITDA such that in the covenant calculations the EBITDA as presented herein is adjusted for certain unusual and infrequent items specifically excluded in the terms of our U.S. senior secured credit agreement. The Company believes that the line item on its consolidated statement of operations entitled "net income attributable to Foster Wheeler AG" is the most directly comparable GAAP financial measure to EBITDA. Since EBITDA is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net income attributable to Foster Wheeler AG as an indicator of operating performance or any other GAAP financial measure.
- EBITDA, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies. In addition, this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the Company's ability to fund its cash needs. As EBITDA excludes certain financial information that is included in net income attributable to Foster Wheeler AG, users of this financial information should consider the type of events and transactions that are excluded.
- The Company's non-GAAP performance measure, EBITDA, has certain material limitations as follows:
  - It does not include interest expense. Because the Company has borrowed money to finance some of its operations, interest is a necessary and ongoing part of its costs and has assisted the Company in generating revenue. Therefore, any measure that excludes interest expense has material limitations;
  - It does not include taxes. Because the payment of taxes is a necessary and ongoing part of the Company's operations, any measure that excludes taxes has material limitations; and
  - It does not include depreciation and amortization. Because the Company must utilize property, plant and equipment and intangible assets in order to generate revenues in its operations, depreciation and amortization are necessary and ongoing costs of its operations. Therefore, any measure that excludes depreciation and amortization has material limitations.

APPENDIX 3 EBITDA to Net Income** Reconciliation

(in thousands of dollars)	For the year ended December 31, 2009	For the year ended December 31, 2010	For the year ended December 31, 2011
Global E&C Group	**$ 421,186**	**$ 296,240**	**$ 210,541**
Global Power Group	194,027	163,825	184,467
Total Operating EBITDA	**615,213**	**460,065**	**395,008**
C&F Group *	(111,414)	(100,362)	(111,779)
Consolidated EBITDA	**503,799**(1)	**359,703**(2)	**283,229**(3)
Less: Interest expense	14,122	15,610	12,876
Less: Depreciation & amortization	45,759	54,155	49,456
Less: Provision for income taxes	93,762	74,531	58,514
Net Income **	**$ 350,156**	**$ 215,407**	**$ 162,383**

(1) *Included in the year ended December 31, 2009: increased contract profit of $69,000 from the regular revaluation of final estimated contract profit revisions: $66,700 in our Global E&C Group and $2,300 in our Global Power Group; a charge of $12,400 for severance-related postemployment benefits: $8,700 in our Global E&C Group and $3,700 in our C&F Group; and a net charge of $26,400 in our C&F Group on the revaluation of our asbestos liability and related asset.*

(2) *Included in the year ended December 31, 2010: increased contract profit of $56,800 from the regular revaluation of final estimated contract profit revisions: $32,700 in our Global E&C Group and $24,100 in our Global Power Group; a charge of $10,800 for severance-related postemployment benefits: $3,700 in our Global E&C Group and $7,100 in our C&F Group; and a net charge of $5,400 in our C&F Group on the revaluation of our asbestos liability and related asset.*

(3) *Included in the year ended December 31, 2011: increased contract profit of $35,200 from the regular revaluation of final estimated contract profit revisions: $13,200 in our Global E&C Group and $22,000 in our Global Power Group; a charge of $2,700 for severance-related postemployment benefits: $2,200 in our Global E&C Group and $500 in our C&F Group; and a net charge of $9,900 in our C&F Group on the revaluation of our asbestos liability and related asset.*

* *C&F Group includes general corporate income and expense, the company's captive insurance operation and the elimination of transactions and balance related to intercompany interest.*

** *Net income attributable to Foster Wheeler AG.*

APPENDIX 4 Reconciliation of Scope Revenues to Operating Revenues

(in thousands of dollars)	For the year ended December 31, 2009	For the year ended December 31, 2010	For the year ended December 31, 2011
Global E&C Group:			
Scope revenues	$ 1,910,997	$ 1,685,778	$ 1,594,992
Flow-through revenues	2,129,085	1,660,272	1,848,087
Operating revenues	**$ 4,040,082**	**$ 3,346,050**	**$ 3,443,079**
Global Power Group:			
Scope revenues	$ 1,004,123	$ 710,827	$ 1,028,176
Flow-through revenues	12,129	10,842	9,474
Operating revenues	**$ 1,016,252**	**$ 721,669**	**$ 1,037,650**
Consolidated:			
Scope revenues	**$ 2,915,120**	**$ 2,396,605**	**$ 2,623,168**
Flow-through revenues	**2,141,214**	**1,671,114**	**1,857,561**
Operating revenues	**$ 5,056,334**	**$ 4,067,719**	**$ 4,480,729**

Designed and Published by www.labrador-company.com

CORPORATE INFORMATION

DIRECTORS

Steven J. Demetriou
Non-Executive Chairman of the Board,
Chairman and CEO, Aleris International, Inc

Clayton C. Daley, Jr.
Vice Chairman (retired), The Procter & Gamble Company

Umberto della Sala
President and Chief Operating Officer, Foster Wheeler AG

Edward G. Galante
Senior Vice President and Member of the
Management Committee (retired), ExxonMobil

John M. Malcolm
Independent Energy Consultant,
Former Managing Director, Petroleum Development Oman LLC

J. Kent Masters
Chief Executive Officer, Foster Wheeler AG

Stephanie S. Newby
Managing Director, Golden Seeds LLC

Roberto Quarta
Chairman, Europe, Clayton, Dubilier & Rice LLC

Henri Philippe Reichstul
Founder and Chief Executive Officer, G&R—Gestão Empresarial

Maureen B. Tart-Bezer
Former Executive Vice President and Chief Financial Officer,
Virgin Mobile USA

OFFICERS

J. Kent Masters
Chief Executive Officer

Umberto della Sala
President and Chief Operating Officer

Gary Nedelka
CEO, Global Power Group

Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

Michelle K. Davies
Executive Vice President, General Counsel and Secretary

Beth B. Sexton
Executive Vice President, Human Resources

Rakesh K. Jindal
Vice President, Tax

Jonathan C. Nield
Vice President, Project Risk Management Group

Peter D. Rose
Vice President, Chief Corporate Compliance Officer

Lisa Z. Wood
Vice President and Controller

MIX
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Registered Office of Foster Wheeler AG
Lindenstrasse 10
6340 Baar, (Canton of Zug), Switzerland

Worldwide Operational Headquarters
Foster Wheeler AG
80 Rue de Lausanne
CH 1202 Geneva, Switzerland

Common Share Listing
The NASDAQ Stock Market, Inc., Ticker Symbol: FWLT

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Transfer Agent and Registrar
Computershare Shareowner Services LLC

General inquiries about share ownership, transfer instructions, change of address and account status:
Foster Wheeler AG
c/o Computershare Shareowner Services LLC
P.O. Box 358015
Pittsburgh, PA 15252-8015
OR
Foster Wheeler AG
c/o Computershare Shareowner Services LLC
480 Washington Boulevard
Jersey City, NJ 07310-1900

Telephone inquiries: 800-358-2314 (for account inquiries and requests for assistance):
201-680-6578 (for foreign shareholders)
201-680-6610 (for hearing and speech impaired)

Shareholder services on the Internet:
You can view shareholder information and perform certain transactions at: http://www.bnymellon.com/shareowner/isd

Shareholder Services
John A. Doyle, Jr.
Assistant Secretary
908-730-4270 | email: john_doyle@fwc.com

Investor Relations
W. Scott Lamb
Vice President, Investor Relations/Corporate Communications
908-730-4155 | email: scott_lamb@fwc.com

Request for Financial Information
Foster Wheeler AG's annual and quarterly reports and other financial documents are available on our web site at www.fwc.com.

To request paper copies of documents filed with the U.S. Securities and Exchange Commission, including the company's annual report on Form 10-K, please write to the Office of the Secretary at the following:
Michelle K. Davies, Corporate Secretary
Foster Wheeler AG
c/o Foster Wheeler Inc.
53 Frontage Road, PO Box 9000
Hampton, NJ 08827-9000

Number of registered shareholders as of December 31, 2011:
2,534

Annual General Meeting of Shareholders
May 1, 2012 at 1:00 p.m. (Central European Time)
Foster Wheeler AG
Lindenstrasse 10
6340 Baar, (Canton of Zug), Switzerland

FOSTER WHEELER

www.fwc.com